SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 2Q16 Annex

Version 1.0
08/12/2016

Marketletter 2Q16

Summary

Marketletter 2Q16

IV. Eletrobras Companies Information

IV.1 Financial Statements with Consolidation Purposes

The financial statements presented below have been adjusted for standardization purposes and to to reflect the Eletrobras consolidated statements.

ASSETS 06/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
CURRENT
Cash and Cash Equivalent	19,176	148,800	26,138	18,534	2,537	1,786	17,468	40,490
Clients (Consumers and Resellers)	590,338	358,931	192,503	1,279,682	-	212,731	236,937	647,316
Financing and Loans	1,041	2,419	1,492	-	-	-	-	-
Marketable Securities	924,033	6,501	144,879	509,030	49,875	108,157	-	220,374
Dividends to Receive (Remuneration of Equity Participations)	72,015	36,103	5,556	-	964	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	22,184	12,451	5,055	206,027	3,387	17,415	10,369	5,992
Income Tax and Social Contribution	205,964	74,865	17,447	-	-	-	-	-
Derivatives	-	-	-	72,602	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	16,360	-
Linked Deposits	-	69,800	42,526	-	-	-	-	-
Stored Materials	33,547	78,887	37,738	108,931	-	124,753	34,679	32,730
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	402,453	-	-
Financial Asset	-	128,281	54,744	304,117	-	-	-	-
Hydrological risk	111,380	-	2,007	34,313	-	-	-	11,414
Others	1,979,678	917,038	530,085	2,533,236	56,763	867,295	315,813	958,316
CURRENT TOTAL	2,378,862	1,270,924	758,334	2,818,216	60,531	949,756	322,903	973,285

NON-CURRENT

LONG-TERM ASSET
Financial Asset – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	537,842	2,630	695,773	3,485	-	-	-	-
Financing and Loans - principal	929	-	2,126	-	-	-	-	-
Marketable Securities	-	1,607	42	250	-	-	-	-
Diferred Fiscal Asset (Taxes and Contributions)	-	181,773	4,275	38,568	3,416	-	33,659	-
Income Tax and Social Contribution	-	-	-	288,528	-	-	-	-
Derivatives	-	-	-	68,936	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	-	-
Linked Deposits	763,209	1,170,665	153,512	508,498	55	61,720	5,272	67,887
Financial Asset	19,844,738	13,290,708	3,138,933	8,961,897	-	736,121	-	-
Financial Asset – Indemnitiable Concessions (Generation)	1,213,707	716,002	-	-	-	-	-	-
Advance for equity participation	67,517	396,365	927,940	109,188	-	-	-	-
Hydrological risk	270,409	-	23,583	210,119	-	-	-	7,713
Others	215,348	199,641	106,097	2,348,195	1,384	474,645	158,330	9,070
LONG-TERM ASSET TOTAL	22,913,699	15,959,391	5,052,281	12,537,664	4,855	1,272,486	197,261	84,670

INVESTIMENTS	6,647,912	4,671,994	2,115,959	4,499,560	111,361	-	-	-

FIXED ASSET	5,778,388	1,667,155	3,239,276	6,899,197	29	5,183,984	1,398,881	1,890,046

INTANGIBLE ASSET	115,091	62,132	216,263	160,852	23	57,203	2,535	5,357

NON-CURRENT ASSET TOTAL	35,455,090	22,360,672	10,623,779	24,097,273	116,268	6,513,673	1,598,677	1,980,073

ASSET TOTAL	37,833,952	23,631,596	11,382,113	26,915,489	176,799	7,463,429	1,921,580	2,953,358

Marketletter 2Q16

LIABILITIES 06/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	425,032	393,890	96,765	547,984	-	580,200	191,963	186,417
Loans and Financing - principal	976,870	341,292	753,072	635,432	-	324,502	333,291	1,076,469
Loans and Financing - charges	257,329	12,990	65,086	33,508	-	21,548	12,492	23,425
Bonds	-	-	-	13,650	-	-	-	-
Tax and Social Contributions	249,803	89,860	67,892	222,705	72	62,878	14,081	84,092
Income Tax and Social Contribution	24,986	32,314	43	207,755	413	-	-	9,114
Derivatives	-	-	-	113	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	60,504	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	41,875	86,789	-	-	79,970	-
Estimated Obligations	187,947	212,225	74,655	194,055	316	102,205	12,052	19,127
Provisions for Contingencies	-	28,118	-	-	300	-	51,646	-
Post-Employment Benefit (Complementary Pension Fund)	8,659	27,081	7,415	-	-	2,730	-	-
Leasing	-	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	9,073	-	-	-	-
Concessions to Pay - UBP	923	-	2,417	-	-	-	-	-
Sector Charges (statutory tax)	109,610	123,378	44,571	295,816	-	5,626	1,305	9,780
Others	373,318	124,580	216,440	1,261,079	3,930	258,152	31,373	583,481
CURRENT TOTAL	2,614,477	1,385,728	1,370,231	3,568,463	5,031	1,357,841	728,173	1,991,905

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Suppliers	-	-	-	253,166	-	-	18,920	-
Loans and Financing - principal	9,342,778	1,047,823	3,616,189	4,332,327	-	7,241,695	2,229,888	429,127
Bonds	-	-	-	188,581	-	-	-	-
Tax and Social Contributions	548,551	20,777	17,587	-	-	-	-	-
Income Tax and Social Contribution	4,512,900	2,996,148	391,535	-	15,976	-	-	-
Derivatives	-	-	-	53,743	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	623,456	-	-	-	-
Estimated Obligations	46,022	51,948	5,166	11,219	-	52,657	1,262	-
Provisions for Contingencies	840,524	1,770,378	90,871	899,631	-	198,129	-	55,570
Provision for uncovered liability in invested company	-	-	261,137	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	182,247	1,234,673	185,382	25,591	-	49,048	7,112	95
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	868,224	225,428	-	239,382	-	1,677,269	-	-
Concessions to Pay - UBP	36,131	-	25,126	-	-	-	-	-
Sector Charges (statutory tax)	130,963	278,623	-	-	-	-	4,333	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,242,516	-	-
Advance for future capital Increase	46,587	-	3	-	-	-	455,409	-
Others	2	101,229	108,230	2,133,783	1,356	21,108	-	520,336
NON-CURRENT TOTAL	16,554,929	7,727,027	4,701,226	8,760,879	17,332	10,482,422	2,716,924	1,005,128

STOCKHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	436,750
Capital Reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	-	-	163,948	354,075	481	-	2,596	-
Additional Dividend Purposed	-	-	-	-	-	-	-	-
Profit/Losses Accumulated	8,470,346	1,484,606	903,225	2,681,955	3,711	(10,902,889)	(2,330,597)	(479,548)
Others Comprehensive Income	(1,391,023)	(1,651,843)	(129,475)	(26,146)	32,190	(81,203)	(41,026)	(877)
Non-controlling shareholders Participation	1,024	15,926	13,732	-	-	-	-	-

STOCKHOLDERS’ EQUITY TOTAL	18,664,546	14,518,841	5,310,656	14,586,147	154,436	(4,376,834)	(1,523,517)	(43,675)

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	37,833,952	23,631,596	11,382,113	26,915,489	176,799	7,463,429	1,921,580	2,953,358

Marketletter 2Q16

STATEMENT OF INCOME 06/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operational Revenues	15,421,565	10,337,899	2,238,736	5,490,068	355	1,276,714	243,839	156,856

Electric Energy Supply – sale to Distribution Companies	1,726,231	86,521	-	1,417,135	-	1,450,851	265,078	268,348
Electric Energy Supply - Generation	-	391,908	225,928	528,754	-	-	-	-
Short Term Electric Energy	63,431	30,608	132,351	223,567	-	-	-	-
Renewed Plants Operation and Maintenance Revenue	402,854	613,354	-	7,289	-	-	-	-
Construction Plants Revenue	(18,385)	18,878	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue	539,884	456,913	309,956	219,787	-	-	-	-
Operation and Maintenance Revenue	32,698	31,679	49,641	1,966	-	-	-	-
Construction Revenue - Transmission	230,189	360,929	58,825	135,743	-	-	-	-
Financial – Return on Investment T	12,796,767	8,641,319	1,540,349	3,191,931	-	-	-	-
Others Operational Revenues	17,022	28,789	12,065	98,473	355	-	2,169	-

Deductions to Operational Revenues	(369,126)	(322,999)	(90,379)	(334,577)	-	(174,137)	(23,408)	(111,492)

Operational Expenses	(2,188,470)	(1,725,752)	(571,855)	(1,810,236)	(3,648)	(4,985,892)	(341,831)	(238,013)

Personnel, Material and Services	(906,428)	(584,385)	(253,160)	(750,106)	(1,986)	(362,676)	(131,125)	(77,385)
Energy Purchased for Resale	(277,271)	(194,757)	(129,325)	(83,739)	-	-	(94,561)	-
Charges on eletric grid Usage	(234,832)	(318,434)	(11,607)	(247,306)	-	(43,731)	(20,669)	(5,417)
Construction	(211,804)	(379,807)	(58,825)	(135,743)	-	-	-	-
Fuel used to produce electric energy	(222,467)	(7,803)	-	(3,717)	-	(193,035)	(22,933)	103,909
Remuneration and Reimbursement (Royalties – Hydric Resources)	(70,223)	(4,839)	(6,716)	(109,092)	-	-	-	(1,500)
Depreciation and Amortization	(137,781)	(50,659)	(82,116)	(225,644)	(15)	(197,522)	(36,247)	(31,670)
Operating Provisions	31,523	(80,394)	(7,053)	(161,127)	(771)	(4,123,190)	(5,974)	(648)
Others	(159,187)	(103,674)	(23,053)	(93,762)	(876)	(65,738)	(30,322)	(225,302)

OPERATING RESULT BEFORE FINANCIAL RESULT	13,233,095	8,613,147	1,666,881	3,679,832	(3,293)	(3,709,178)	(97,992)	(81,157)

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	54,440	36,010	22,005	62,139	4,913	883	1,844	12,418
Interest, Commission and Rates revenue (loans and financing)	31,850	-	-	-	-	-	-	-
Debt Charges	(495,773)	(71,228)	(241,027)	(313,002)	-	(44,791)	(209,225)	(123,676)
Charges – shareholders remuneration	-	-	(2,601)	-	-	-	(5,042)	-
Moratorium Increase on electric energy	8,553	46,483	-	53,608	-	-	-	-
Net Monetary Updates	(119,463)	8,234	(3,248)	61,852	-	(38,868)	2,621	(22,192)
Net Exchange Updates	87,325	-	42,002	91,478	-	(41,806)	115	-
Others Financial Revenues	54,943	57,853	48,636	23,212	-	3,278	260	6,884
Others Financial Expenses	(77,908)	(28,791)	(51,139)	(21,632)	(603)	(122,971)	(5,470)	(14,389)
Derivatives	-	-	-	121,641	-	-	-	-

FINANCIAL RESULT	(456,033)	48,561	(185,372)	79,296	4,310	(244,275)	(214,897)	(140,955)

EQUITY PARTICIPATION RESULT	37,983	33,105	(72,534)	29,122	2,983	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	12,815,045	8,694,813	1,408,975	3,788,250	4,212	(3,953,453)	(312,889)	(222,112)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(4,344,718)	(2,957,481)	(501,086)	(1,106,295)	(413)	(72,249)	-	(14,230)

RESULT BEFORE EQUITY PARTICIPATIONS	8,470,327	5,737,332	907,889	2,681,955	3,801	(4,025,702)	(312,889)	(236,342)

Minority Participation	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	8,470,327	5,737,332	907,889	2,681,955	3,801	(4,025,702)	(312,889)	(236,342)

Marketletter 2Q16

CASH FLOW 06/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	12,815,045	8,694,813	1,408,975	3,788,250	(3,953,453)	(312,889)	4,212	(222,112)
Depreciation and Amortization	137,781	50,659	82,116	225,644	197,522	38,895	15	31,670
Net monetary variation	139,245	(13,954)	6,509	(61,852)	38,868	(2,621)	-	22,192
Net exchange variation	(92,640)	5,720	(42,002)	(91,478)	41,806	(115)	-	-
Financial Charges	526,688	71,228	192,775	313,002	67,985	205,029	-	123,676
Equity Result	(37,983)	(33,105)	72,534	(29,122)	-	-	(3,204)	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	13,807	51,864	160	21,948	-	-	-	-
Provisions for contingencies	105,420	116,369	7,904	(24,630)	18,219	4,566	-	648
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for loss with Investments	-	-	-	-	-	-	60	-
Provision for reduction on recoverable amount of Investment	-	(66,255)	-	-	2,414,479	-	712	-
Provision for onerous contracts	(134,674)	(21,584)	-	-	1,677,269	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	90,382	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	-	-	-	-	41,330	-	-	-
Minority Participation in Result	19	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	2,601	-	-	5,042	-	-
Financial Asset Revenue	(12,796,768)	(8,641,318)	(1,540,349)	(3,191,930)	-	-	-	-
Derivatives	-	-	-	(121,641)	-	-	-	-
Others	(60,347)	(4,420)	(344,641)	66,234	284,004	1	-	(14,230)
(Increase) decrease on operating asset/liability	28,330	95,335	(13,429)	(531,431)	(635,272)	(141,911)	3,315	165,635

Cash from Operating Activities	734,306	305,352	(166,847)	362,993	192,757	(204,003)	5,109	107,479

Payment of financial charges	(417,395)	(74,207)	(116,899)	(170,611)	(87,081)	(8,107)	-	(28,393)
Payment of charges of global reversal reserve	(101,638)	-	-	-	-	-	-	-
Financial charges receivable	236	-	136	-	-	-	-	-
Remuneration from equity investments received	114,869	40,462	1,916	25,914	-	-	3,478	-
Annual allowed Revenue Receiving (Financial Asset)	127,429	(303,943)	470,430	234,620	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	(203,105)	(938)	(493)	(86,445)	(53,697)	-	(412)	-
Complementary pension fund payment	(5,782)	(47,736)	-	-	-	-	-	-
Payment of lawsuit contingencies	-	(6,193)	-	(3,414)	-	-	-	-
Lawsuit Deposits	(141,004)	(140,857)	(25,986)	(14,556)	(814)	(224)	-	2,827

Net Cash from Operating Activities	107,916	(228,060)	162,257	348,501	51,165	(212,334)	8,176	81,913

Financing Activities
Loans and financing obtained	875,675	119,898	748,372	417,655	611,000	-	-	-
Loans and financing payable - principal	(377,790)	(167,942)	(810,552)	(428,738)	(71,291)	(11,534)	-	-
Payment to Shareholders	-	-	(2,500)	-	-	-	(5,361)	-
Payment of refinancing of taxes and contributions - Principal	(52,468)	-	-	-	-	-	-	-
Global Reversion Reserve Replacement	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	6	-	-	241,824	-	-
Others	(35,410)	(47,478)	(3,309)	-	-	-	127	-
Net Cash from Financing Activities	410,007	(95,522)	(67,983)	(11,083)	539,709	230,290	(5,234)	-

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	14,134	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	(39,598)	(158,718)	(75,965)	(37,415)	(620,791)	(4,587)	-	(79,593)
Acquisition of intangible assets	(3,532)	(2,286)	(2,106)	(1,732)	(1,329)	(1,091)	-	-
Acquisition of concession assets	(211,803)	-	(55,821)	(145,115)	-	-	-	-
Concession for advance of future capital increase	-	-	(150,473)	(72,039)	-	-	-	-
Acquisition/Contribution of capital in equity participation	(603,305)	(223,189)	(58,000)	(689,111)	-	-	(5,793)	-
Concession for Future Capital Increase	-	-	-	-	-	-	-	-
Others	333,258	482,708	240,739	555,895	26,148	-	-	-

Net Cash from investments activities	(510,846)	98,515	(101,626)	(389,517)	(595,972)	(5,678)	(5,793)	(79,593)

Increase (decrease) in cash and cash equivalents	7,077	(225,067)	(7,352)	(52,099)	(5,098)	12,278	(2,851)	2,320
Cash and cash equivalent – beginning of period	12,099	373,867	33,490	70,633	6,884	5,190	5,388	38,170
Cash and cash equivalent – end of period	19,176	148,800	26,138	18,534	1,786	17,468	2,537	40,490
	7,077	(225,067)	(7,352)	(52,099)	(5,098)	12,278	(2,851)	2,320

Marketletter 2Q16

ASSETS 06/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE
CURRENT
Cash and Cash Equivalent	9,159	388,020	504	321,111	3,164	11,058	3,931
Clients (Consumers and Resellers)	548,163	401,543	166,958	954,093	-	216,008	24,922
Financing and Loans	2,774	3,250	1,433	-	-	-	-
Marketable Securities	1,483,984	798,278	151,862	1,359,141	54,796	116,684	-
Dividends to Receive (Equity Participation Remuneration)	80,139	10,504	5,521	-	552	-	-
Deferred Fiscal Asset (tax and contribution)	32,575	30,891	20,796	198,017	3,178	18,185	7,154
Income tax and Social Contribution	216,969	154,452	38,504	-	-	2,887	-
Derivatives	-	-	-	80,740	-	-	-
Reimbursement Right	139,167	-	-	133,179	-	-	66,301
Linked Deposit	-	10,982	3,084	-	-	-	-
Stored Material	32,947	83,865	35,559	90,574	-	66,456	25,437
Amounts to Receive Law 12,783/2013	779,192	1,152,471	268,785	233,862	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	340,319	-
Financial Asset	-	77,517	49,808	395,498	-	-	-
Regulatory Asset (Installment A - CVA)	-	-	-	-	-	-	-
Others	269,127	484,747	270,144	219,424	-	66,477	4,512
CURRENT TOTAL	3,594,196	3,596,520	1,012,958	3,985,639	61,690	838,074	132,257

NON-CURRENT
LONG-TERM ASSET
Fuel Consumption Account – CCC (Parent Company)	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	453,283	6,406	567,634	17,977	-	-	-
Financing and Loans - principal	1,970	2,387	3,469	-	-	-	-
Marketable Securities	-	2,886	179	229	-	-	-
Deferred Fiscal Asset (tax and contribution)	-	169,878	3,076	16,761	2,741	-	27,834
Income tax and Social Contribution	-	-	-	923,777	-	-	-
Derivatives	-	-	-	82,877	-	-	-
Reimbursement Right	-	-	-	-	-	-	-
Linked Deposit	507,020	663,523	165,896	398,001	51	67,779	5,722
Amounts to Receive Law 12,783/2013	-	-	-	-	-	-	-
Financial Asset	6,511,378	3,590,766	1,681,016	5,257,652	-	614,887	-
Financial Asset –Indemnitiable Concessions (Generation)	1,271,940	665,179	-	-	-	-	-
Advance for equity participation	15,577	718,720	652,100	29,498	-	-	-
Regulatory Asset (Installment A - CVA)	-	-	-	-	-	-	-
Others	372,837	191,598	261,367	1,391,542	-	417,598	167,233
LONG-TERM ASSET TOTAL	9,134,005	6,011,343	3,334,737	8,118,314	2,792	1,100,264	200,789

INVESTIMENTS	5,542,549	4,274,809	2,407,486	3,258,363	115,530	-	-

FIXED ASSET	5,884,350	1,427,023	3,239,168	7,340,289	47	10,943,917	1,544,799

INTANGIBLE	107,198	56,438	217,837	102,366	32	52,455	2,046

NON-CURRENT TOTAL	20,668,102	11,769,613	9,199,228	18,819,332	118,401	12,096,636	1,747,634

ASSET TOTAL	24,262,298	15,366,133	10,212,186	22,804,971	180,091	12,934,710	1,879,891

Marketletter 2Q16

LIABILITIES 06/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE
CURRENT
Compulsory Loan (Parent Company)	-	-	-	-	-	-	-
Fuel Consumption Account - CCC (Parent Company)	-	-	-	-	-	-	-
Suppliers	404,405	346,504	326,102	944,263	1,028	360,756	158,703
Loans and Financing - principal	602,667	284,615	279,020	543,449	-	1,123,500	232,471
Loans and Financing - charges	143,268	16,268	6,798	18,779	-	15,307	1,260
Bonds	-	-	269,662	14,109	-	-	-
Taxes and Social Contribution	254,181	84,768	59,944	60,530	33	45,984	18,693
Income Tax and Social Contributions	136,946	166,159	195	8	266	-	-
Derivatives	-	-	-	671	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	54,832	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	36,541	1,934,900	-	-	70,083
Estimated Obligations	165,627	201,392	88,353	223,414	79	246,371	10,474
Provisions for Contingencies	-	-	-	-	-	-	37,075
Post Employment Benefit (Complementary Pension Fund)	45,629	24,378	1,896	-	-	7,581	-
Leasing	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	1,687	-	-	-
Concessions to Pay - UBP	884	-	2,197	-	-	-	-
Sector Charges (statutory taxes)	141,893	123,635	46,354	327,863	-	13,592	1,875
Regulatory Asset (Installment A - CVA)	-	-	-	-	-	-	-
Others	79,318	182,060	123,155	429,791	-	117,020	23,705
CURRENT TOTAL	1,974,818	1,429,779	1,240,217	4,554,296	1,406	1,930,111	554,339

NON-CURRENT
National Treasury Credits (Parent Company)	-	-	-	-	-	-	-
Compulsory Loan (Parent Company)	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-
Reversion Global Reserve - RGR (Parent Company)	-	-	-	-	-	-	-
Suppliers	-	-	-	412,715	-	-	21,284
Loans and Financing - principal	9,009,126	815,643	3,098,352	4,109,651	-	4,460,734	2,038,517
Bonds	-	-	-	204,956	-	-	-
Taxes and Social Contribution	638,339	13,572	43,378	-	-	-	-
Income Tax and Social Contributions	-	57,381	92,884	-	15,039	-	-
Derivatives	-	-	-	59,528	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	688,437	-	-	-
Estimated Obligations	61,653	78,132	11,447	16,079	-	67,306	1,611
Provisions for Contingencies	768,134	1,648,593	85,361	617,962	-	165,693	-
Provision for uncovered liabilities on invested companies	-	-	114,343	-	-	-	-
Post Employment Benefit (Complementary Pension Fund)	242,550	974,984	162,475	44,801	-	58,931	3,511
Leasing	-	-	-	-	-	-	-
Provision for Onerous Contracts	830,061	99,199	-	45,542	-	-	-
Concessions to Pay - UBP	36,410	-	25,036	-	-	-	-
Sector Charges (statutory taxes)	107,940	277,009	-	-	-	-	-
Obligations for asset demobilization (Nuclear Power Plant Demobilization)	-	-	-	-	-	1,357,738	-
Advance for future Capital Increase	40,823	-	66,909	-	-	-	105,580
Regulatory Liability (Installment A - CVA)	-	-	-	-	-	-	-
Others	1	5,891	15,445	308,995	-	112,316	-
NON-CURRENT TOTAL	11,735,037	3,970,404	3,715,630	6,508,666	15,039	6,222,718	2,170,503

SHAREHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,295,250	11,576,263	118,054	6,607,258	845,510
Capital Reserves	5,123,332	4,916,199	-	-	-	-	-
Profit Reserves	-	-	1,074,209	332,962	215	-	2,596
Additional Dividend Purposed	-	-	-	-	-	-	-
Profit/Losses accumulated	206,376	(3,277,000)	(237,171)	108,991	2,205	(1,773,150)	(1,661,240)
Others Comprehensive Income	(1,308,419)	(1,427,269)	(126,391)	(39,607)	43,171	(52,227)	(31,817)
Non-controlling shareholders remuneration	-	67	13,842	-	-	-	-

SHAREHOLDERS’ EQUITY TOTAL	10,552,443	9,965,950	5,019,739	11,978,609	163,645	4,781,881	(844,951)

LIABILITY AND SHAREHOLDERS’ EQUITY TOTAL	24,262,298	15,366,133	9,975,586	23,041,571	180,090	12,934,710	1,879,891

Marketletter 2Q16

STATEMENT OF INCOME 06/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE

Operational Revenue	3,066,296	1,823,942	767,788	2,987,803	-	971,603	174,964

Electric Energy – sale to Distribution Companies	1,966,084	68,167	-	1,945,809	-	1,103,828	191,234
Electric Energy - sale to final Consumers	7,476	449,192	181,750	601,604	-	-	-
Short Term Electric Energy	258,128	263,375	172,361	20,696	-	-	-
Renewed Plants Operation and Maintenence Revenue	283,087	625,156	-	8,512	-	-	-
Construction Plants Revenue	81,651	19,009	-	-	-	-	-

Financial Effect Itaipu (Parent Company)	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenence Revenue	-	407,968	267,670	237,369	-	-	-
Operation and Maintenence Revenue T	501,173	28,756	50,634	2,860	-	-	-
Construction Revenue - Transmission	189,786	286,821	48,156	126,675	-	-	-
Financial – Return on Investment T	116,712	16,921	111,394	163,801	-	-	-
Others Operational Revenue	39,043	11,172	23,505	274,511	-	-	1,702

Deductions to Operational Revenue	(376,844)	(352,595)	(87,682)	(394,034)	-	(132,225)	(17,972)

Operational Expenses	(2,479,775)	(1,782,219)	(705,091)	(2,524,776)	(2,110)	(857,903)	(303,850)

Personnel, Materials and Services	(715,855)	(536,986)	(220,138)	(664,831)	(1,676)	(438,779)	(124,744)
Electric Energy Purchased for Resale	(513,365)	(153,513)	(105,628)	(937,805)	-	-	(96,115)
Charges on Electric Energy usage grid	(226,487)	(351,894)	(7,678)	(262,122)	-	(38,146)	(18,065)
Construction	(271,437)	(305,830)	(48,156)	(126,675)	-	-	-
Fuel used to produce electric energy	(251,905)	(136,410)	-	(67,911)	-	(161,115)	(5,349)
Remuneration and Reimbursement (Royalties – Hydric Resources Usage)	(46,468)	(5,504)	(6,339)	(144,357)	-	-	-
Depreciation and Amortization	(113,923)	(54,281)	(59,281)	(221,125)	(10)	(183,270)	(39,885)
Operational Provisions	(250,415)	(180,462)	2,561	(63,270)	33	(31,588)	(5,828)
Others	(89,920)	(57,339)	(260,432)	(36,680)	(457)	(5,005)	(13,864)

OPERATING RESULT BEFORE FINANCIAL RESULT	586,521	41,723	62,697	463,027	(2,110)	113,700	(128,886)

FINANCIAL (EXPENSES) REVENUES

Revenue from Financial Investments	53,848	68,153	15,699	71,363	3,306	657	114
Interest, Commission and Rates revenue (loans and financing)	29,185	-	-	-	-	-	-
Debt Charges	(421,844)	(67,118)	(165,035)	(268,134)	-	(25,611)	(152,373)
Charges – remuneration to shareholders	-	-	(2,046)	-	-	-	(3,888)
Moratorium Increase on electric energy	3,207	37,295	-	31,887	-	-	-
Net Monetary Update	(139,805)	11,504	(61,889)	(192,922)	-	(10,013)	-
Net Exchange Update	(7,230)	-	-	-	-	(52,040)	(225)
Others Financial Revenue	118,991	39,627	41,173	66,906	-	62,626	371
Other Financial Expenses	(63,770)	(18,745)	(5,050)	(117,581)	(29)	(51,364)	(7,012)
Indemnities Remuneration – Law 12,783/13	286,582	404,318	95,461	78,728	-	-	-

FINANCIAL RESULT	(140,836)	475,034	(81,687)	(329,753)	3,277	(75,745)	(163,013)

EQUITY PARTICIPATIONS RESULT	(106,950)	2,874	(142,849)	57,440	1,303	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	338,735	519,631	(161,839)	190,714	2,470	37,955	(291,899)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(132,359)	(19,862)	(73,537)	(81,723)	(266)	(51,976)	-

RESULT BEFORE EQUITY PARTICIPATIONS	206,376	499,769	(235,376)	108,991	2,204	(14,021)	(291,899)

Minority Participations	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	206,376	499,769	(235,376)	108,991	2,204	(14,021)	(291,899)

Marketletter 2Q16

CASH FLOW 06/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	338,735	519,680	74,761	272,992	37,955	(291,899)	2,470

Depreciation and amortization	113,923	54,281	59,281	221,125	183,270	41,404	10
Monetary net variation	-	-	-	(25,114)	10,012	-	-
Exchange net variation	185,696	(415,568)	(28,819)	104,820	52,041	225	-
Financing charges	398,960	67,118	124,192	268,134	25,611	135,239	-
Equity Method Result	106,950	(2,874)	142,849	(57,440)	-	-	(1,303)
Provision for uncovered liability	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	13,613	34,752	149	2,865	-	-	-
Provisions for contingencies	258,843	171,321	(2,712)	36,388	10,146	4,993	-
Provision for staff realignment	-	-	-	-	-	-	-
Provision for investment loss	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	-	(61,215)	-	-	-	-	-
Provision for onerous contracts	(139,874)	(15,525)	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-
Global reversal reserve charges	98,577	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	-	-	(642)	-	43,258	-	-
Minority Participation in Result	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	2,046	-	-	3,888	-
Financial Asset Revenue	(116,712)	(16,921)	(111,394)	(163,801)	-	-	-
Derivatives	-	-	-	84,290	-	-	-
Others	(293,467)	70,848	(298,972)	(209,225)	110,447	6	(266)
(Increase) decrease on operating asset/liability	270,368	(251,571)	244,107	577,708	(219,331)	(72,835)	(13,192)

Cash from Operating Activities	1,235,612	154,326	204,846	1,112,742	253,409	(178,979)	(12,281)

Payment of financial charges	(419,657)	(67,595)	(107,865)	(161,609)	(63,687)	(18,802)	-
Payment of charges of global reversal reserve	(120,532)	-	-	-	-	-	-
Financial charges receivable	232	-	212	-	-	-	-
Remuneration from equity investments received	46,884	22,431	8	12,712	-	-	933
Annual allowed Revenue Receiving (Financial Asset)	134,320	(260,659)	466,110	155,165	-	-	-
Financial Asset Indemnities Receiving	851,866	857,557	247,406	212,245	-	-	-
Payment of income tax and social contribution	(17,388)	(123,467)	(25,156)	(28,358)	(38,146)	-	-
Complementary pension fund payment	-	(52,032)	-	-	-	-	-
Payment of lawsuit contingencies	-	(5,644)	-	(1,708)	-	-	-
Lawsuit Deposits	(12,658)	(1,203)	(5,615)	(7,840)	(6,563)	931	-

Net Cash from Operating Activities	1,698,679	523,714	779,946	1,293,349	145,013	(196,850)	(11,348)

Financing Activities
Loans and financing obtained	21	-	-	276,034	345,000	177,956	-
Loans and financing payment - principal	(196,297)	(91,601)	(104,528)	(345,477)	(28,325)	(74,169)	-
Payment to Shareholders	-	-	(2,743)	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	(128,705)	24	-	-	85,274	-
Payment of Refinancing of taxes and contribution - principal	(33,811)	-	(9,317)	-	-	-	-
Others	-	18	(3,334)	-	-	-	-
Net Cash from Financing Activities	(230,087)	(220,288)	(119,898)	(69,443)	316,675	189,061	-

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-	-
Acquisition of fixed assets	(69,182)	(153,304)	(550,206)	(7,143)	(437,736)	(13,966)	-
Acquisition of intangible assets	(5,563)	(4,697)	(1,170)	-	418	(31)	(17)
Acquisition of concession assets	(271,438)	-	(48,156)	(771,840)	-	-	-
Concession for advance of future capital increase	-	-	(171,928)	-	-	-	-
Acquisition/Contribution of capital in equity participation	(352,556)	(303,023)	(125,483)	(616,203)	-	-	-
Others	(762,386)	(112,445)	210,439	148,367	(31,673)	-	-

Net Cash from investments activities	(1,461,125)	(573,469)	(686,504)	(1,246,819)	(468,991)	(13,997)	(17)

Increase (decrease) in cash and cash equivalents	7,467	(270,043)	(26,456)	(22,913)	(7,303)	(21,786)	(11,365)
Cash and cash equivalent – beginning of period	1,692	658,063	26,960	344,024	18,361	25,717	14,529
Cash and cash equivalent – end of period	9,159	388,020	504	321,111	11,058	3,931	3,164
	7,467	(270,043)	(26,456)	(22,913)	(7,303)	(21,786)	(11,365)

Marketletter 2Q16

IV.2 Financial Statements of the Distribution companies.

ASSET 06/30/2016	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	20,215	20,140	3,685	7,814	-	6,517	33,605
Clients (Consumers and Resellers)	320,158	241,579	341,757	95,031	-	39,608	629,394
Financing and Loans	-	-	-	-	-	-	-
Marketable Securities	14,669	165,401	147	-	-	-	12,465
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	10,707	17,845	21,103	6,892	-	5,011	2,144
Income Tax and Social Contribution	-	-	-	882	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	44,988	164,646	92,564	135,308	-	76,820	875,033
Linked Deposits	-	-	-	475	-	-	-
Stored Material	7,445	14,272	13,347	1,434	-	2,859	103,411
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	106,870	127,618	69,466	57,278	-	1,517	73,831
Financial Asset	-	-	-	-	-	-	-
Others	42,880	75,483	47,796	32,073	4,333,424	6,860	640,534
CURRENT TOTAL	567,932	826,984	589,865	337,187	4,333,424	139,192	2,370,417

NON-CURRENT

LONG-TERM ASSET
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	207,731	18,083	216,671	27,301	-	9,693	66,557
Financing and Loans - principal	-	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	4,623	7,162	5,580	1,720	-	8,248	2,450,287
Income Tax and Social Contribution	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	-	3,379,492	-	243,373	-	204,050	6,487,937
Linked Deposits	45,631	116,732	15,691	7,356	-	19,483	344,732
Amounts to Receive - Law 12,783/13	-	-	-	-	-	-	-
Financial Asset	-	-	-	-	-	-	-
Financial Asset – Indemnitiable Concession (Distribution)	796,841	1,050,359	725,662	343,398	-	193,157	1,410,427
Advance for Equity Participations	-	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	51,583	-	-	-	-	-	-
Others	564	2,447	1,325	-	-	2,180	637,355
LONG-TERM ASSET TOTAL	1,106,973	4,574,275	964,929	623,148	-	436,811	11,397,295

INVESTIMENTS	168	1,806	146	-	-	-	12,929

FIXED ASSET	30,144	28,014	32,395	8,983	-	19,741	1,244,597

INTANGIBLE	35,763	39,908	11,695	33,329	-	6,046	167,774

NON-CURRENT ASSET TOTAL	1,173,048	4,644,003	1,009,165	665,460	-	462,598	12,822,595

ASSET TOTAL	1,740,980	5,470,987	1,599,030	1,002,647	4,333,424	601,790	15,193,012

Marketletter 2Q16

LIABILITIES 06/30/2016	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas

CURRENT
Suppliers	255,207	1,253,342	393,649	303,161	-	611,964	7,113,078
Financig and Loans - principal	350,369	152,548	647,118	111,384	-	18,142	231,762
Financig and Loans - charges	-	-	49,607	1,803	-	-	2,235
Bonds	-	-	-	-	-	-	-
Taxes and Social Contributions	79,388	67,925	203,423	45,700	-	14,334	83,487
Income Tax and Social Contribution	269	-	-	-	-	-	573
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	62,229	205,741	-	6,630	-	-	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-
Estimated Obligations	19,432	19,002	39,852	5,758	-	19,989	52,930
Provisions for Contingencies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	2,781	790	39,209	-	-	-	-
Leasing	-	-	-	-	-	-	135,914
Onerous Contracts	-	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	22,373	26,137	26,743	36,755	-	-	-
Regulatory Asset (Installment A – CVA)	47,149	90,077	50,673	23,965	-	-	46,389
Others	23,161	41,881	64,319	24,366	5,033,654	17,594	116,165
CURRENT TOTAL	862,358	1,857,443	1,514,593	559,522	5,033,654	682,023	7,782,533

NON-CURRENT
Suppliers	-	1,099,575	-	249,971	-	141,310	7,861,211
Financig and Loans - principal	901,763	615,429	691,852	193,764	-	40,788	1,161,931
Bonds	-	-	-	-	-	-	-
Taxes and Contributions	91,513	4,209	201,269	76,327	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	-	149,649	-	143,850	-	57,059	2,216,969
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-	-
Estimated Obligations	1,934	-	2,067	20	-	206	644
Provisions for Contingencies	106,510	150,453	79,418	11,425	-	46,705	537,487
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	-	43,675
Post-Employment Benefit (Complementary Pension Fund)	30,571	-	7,103	-	-	437	277
Leasing	-	-	-	-	-	-	1,075,986
Provision for Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	27,161	44,575	43,798	-	-	-	-
Advance for future capital Increase	-	-	-	12,787	-	-	-
Regulatory Liability (Installment A – CVA)	33,733	-	-	-	-	-	-
Others	32,918	2,135,849	502	197	-	119,933	180,799
NON-CURRENT TOTAL	1,226,103	4,199,739	1,026,009	688,341	-	406,438	13,078,979

SHAREHOLDERS’ EQUITY
Social Capital	734,754	1,325,369	1,272,747	475,789	3,475,679	684,204	4,610,171
Capital Reserves	-	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-	-
Additional Dividend Purposes	-	-	-	-	-	-	-
Accumulated Profit/Losses	(1,039,427)	(1,911,777)	(2,206,953)	(720,765)	(4,597,498)	(1,169,569)	(10,276,250)
Other Comprehensive Income	(42,808)	213	(7,366)	(240)	421,589	(1,306)	(2,421)
Non-controlling Shareholders participation	-	-	-	-	-	-	-

SHAREHOLDERS’ EQUITY TOTAL	(347,481)	(586,195)	(941,572)	(245,216)	(700,230)	(486,671)	(5,668,500)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,740,980	5,470,987	1,599,030	1,002,647	4,333,424	601,790	15,193,012

Marketletter 2Q16

STATEMENT OF INCOME 06/30/2016	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

Operational Revenue	707,706	855,985	610,224	228,134	-	131,930	1,370,325

Electric Energy – sale to Distribution Companies	-	-	-	-	-	15,242	-
Electric Energy - sale to final Consumers	-	-	-	-	-	-	227,580
Short Term electric Energy	-	-	-	-	-	-	169,927
Renewed Plants Operation and Maintenence Revenue	-	-	-	-	-	-	-
Construction Revenue of Plants	-	-	-	-	-	-	4,304
Electric Energy Supply - Distribution	971,057	870,555	829,429	287,141	-	139,561	1,243,748
Construction Revenue - Distribution	65,772	106,203	50,723	31,816	-	10,108	107,508
CVA and Others Financial Items	(44,743)	222,607	22,307	17,237	-	(36)	(56,944)
Other Operational Revenues	95,142	43,859	80,990	11,731	-	4,287	146,244

Deductions to Operational Revenues	(379,522)	(387,239)	(373,225)	(119,791)	-	(37,232)	(472,042)

Operational Expenses	(737,010)	(840,134)	(741,737)	(284,591)	-	(252,744)	(1,811,621)

Personnel, Material and Services	(113,090)	(123,966)	(143,871)	(45,185)	-	(43,261)	(281,598)
Electric Energy puchased for resale	(431,470)	(525,684)	(428,822)	(122,916)	-	(92,791)	(867,702)
Charges on Eletric Energy Grid Usage	(41,571)	(8,863)	(52,709)	(2,525)	-	-	(42,890)
Construction	(65,772)	(106,203)	(50,723)	(31,816)	-	(10,108)	(111,812)
Fuel used for electric energy production	-	-	-	(31,424)	-	(68,388)	69,303
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	-	-
Depreciation and Amortization	(18,232)	(19,170)	(19,126)	(8,424)	-	(5,439)	(50,901)
Operating Provisions	(3,990)	(18,749)	99,904	(4,595)	-	(31,028)	(334,080)
Others	(62,885)	(37,499)	(146,390)	(37,706)	-	(1,729)	(191,941)

OPERATING RESULT BEFORE FINANCIAL RESULT	(29,304)	15,851	(131,513)	(56,457)	-	(120,814)	(441,296)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	2,379	3,295	13	329	-	236	2,576
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-	-
Debt Charges	(96,992)	(326,860)	(97,190)	(20,575)	-	(4,571)	(1,087,170)
Charges - Leasing	-	-	-	-	-	-	(152,762)
Charges – Shareholders Remuneration	-	-	-	-	-	-	-
Moratorium Increase on electric energy	21,172	22,813	36,761	11,490	-	(23,597)	47,797
Net Monetary Update	(3,715)	223,701	(38,003)	(44,766)	-	(7,692)	599,061
Net Exchange Update	330	-	-	-	-	-	-
Regulatory Asset and Liability Update (Installment A - CVA) - Net	11,559	(2,994)	4,954	-	-	98	(5,564)
Other financial revenue	(520)	(38,541)	(30)	3	-	7,310	22,420
Other financial expense	(13,041)	(27,147)	(15,414)	(5,557)	-	-	(52,744)

FINANCIAL RESULT	(78,828)	(145,733)	(108,909)	(59,076)	-	(28,216)	(626,386)

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(108,132)	(129,882)	(240,422)	(115,533)	-	(149,030)	(1,067,682)

Income Tax and Social Contribution and Fiscal Incentives Revenue	-	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(108,132)	(129,882)	(240,422)	(115,533)	-	(149,030)	(1,067,682)

NET PROFIT OF THE PERIOD	(108,132)	(129,882)	(240,422)	(115,533)	-	(149,030)	(1,067,682)

Marketletter 2Q16

CASH FLOW 06/30/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	CELG-D	ED Acre	Amazonas Energia

Operating Activities
Profit (loss) before income tax and social contribution	(108,132)	(129,882)	(240,422)	(149,030)		(115,533)	(1,304,901)

Depreciation and amortization	18,232	19,170	19,126	5,439		8,424	50,901
Net monetary variation	3,715	14,956	1,393	-		(44,766)	(2,428)
Net exchange variation	(330)	-	-	-		-	-
Financing charges	96,992	53,987	94,587	4,571		20,575	258,658
Equity Method Result	-	-	-	-		-	193,544
Provision for uncovered liability	-	-	-	-		-	43,675
Provision for doubtful credit liquidation	(13,445)	12,267	29,915	32,380		4,138	127,392
Provisions for contingencies	10,517	6,482	9,541	(1,352)		457	195,659
Provision for staff realignment	-	-	-	-		-	-
Provision for loss with Investments	-	-	-	-		-	-
Provision for reduction on recoverable amount of Investment	-	-	(18,907)	-		-	-
Provision for onerous contracts	-	-	-	-		-	-
Provision for loss with Financial Asset	-	-	-	-		-	-
Global reversal reserve charges	-	-	-	-		-	-
Adjustment to Present Value / Market Value	(89)	-	-	-		-	-
Minority Participation in Result	-	-	-	-		-	-
Charges on Shareholders funds	-	-	-	-		-	-
Financial Asset Revenue	-	-	-	-		-	-
Derivatives	-	-	-	-		-	-
Others	423,124	21,893	-	663		23	785,185
(Increase) decrease on operating asset/liability	(359,975)	196,872	156,254	125,196		152,912	(142,280)

Cash from Operating Activities	70,609	195,745	51,487	17,867		26,230	205,405

Payment of financial charges	(1,053)	(15,921)	-	(2,016)		(2,774)	(26,599)
Payment of charges of global reversal reserve	-	-	-	-		-	-
Financial charges receivable	-	-	-	-		-	-
Remuneration from equity investments received	-	-	-	-		-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-		-	-
Financial Asset Indemnities Receiving	-	-	-	-		-	-
Payment of income tax and social contribution	-	-	-	-		-	-
Complementary pension fund payment	-	-	-	-		-	-
Payment of lawsuit contingencies	-	-	(8,598)	-		-	-
Lawsuit Deposits	-	(33,235)	-	-		-	(48,447)

Net Cash from Operating Activities	69,556	146,589	42,889	15,851		23,456	130,359

Financing Activities
Loans and financing obtained	3,794	16,109	-	5,968		7,505	-
Loans and financing payable - principal	(22,481)	(24,418)	-	(3,295)		-	(30,441)
Payment to Shareholders	-	-	-	-		-	-
Global Reversal Reserve Replacement	-	-	-	-		-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-		-	-
Payment of refinancing of taxes and contributions – Principal	(5,891)	-	-	-		-	-
Others	-	-	(254)	-		-	3,257
Net Cash from Financing Activities	(24,578)	(8,309)	(254)	2,673		7,505	(27,184)

Investment Activities

Financing and Loans Concessions	-	-	-	-		-	-
Receiving of Loans and Financing Ceded	-	-	-	-		-	-
Acquisition of property, unit and equipment	(556)	(2,881)	(1,339)	(4,447)		(248)	(14,028)
Acquisition of intangible assets	(2,703)	(4,220)	(1,771)	(1,573)		(1,092)	(110)
Acquisition of concession assets	(45,608)	(136,439)	(45,049)	(9,673)		(30,710)	(123,683)
Concession for advance of future capital increase	-	-	-	-		-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-		-	-
Others	1,303	-	-	-		(9,598)	-

Net Cash from investments activities	(47,564)	(143,540)	(48,159)	(15,693)		(41,648)	(137,821)

Increase (decrease) in cash and cash equivalents	(2,586)	(5,260)	(5,524)	2,831		(10,687)	(34,646)
Cash and cash equivalent – beginning of period	22,801	25,400	9,209	3,686		18,501	68,251
Cash and cash equivalent – end of period	20,215	20,140	3,685	6,517		7,814	33,605
	(2,586)	(5,260)	(5,524)	2,831		(10,687)	(34,646)

Marketletter 2Q16

ASSETS 06/30/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas

CURRENT
Cash and Cash Equivalents	15,234	15,445	3,415	18,504	125,921	8,659	123,626
Clients (Consumenrs and Resellers)	337,699	242,088	326,906	71,101	865,660	41,257	435,831
Loans and Financing	-	-	-	-	-	-	-
Marketable Securities	25,791	31,856	468	-	-	-	78,446
Dividends to Receive (Remuneration of Equity Participation)	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	9,964	11,357	29,006	6,871	6,615	9,298	29,061
Income Tax and Social Contribution	-	-	255	2,832	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	66,896	182,037	15,623	105,162	96,680	181,805	1,963,036
Linked Deposits	-	-	-	466	-	-	12,315
Stored Material	6,264	31,305	12,620	2,892	33,205	1,937	206,022
Financial Asset	-	-	-	-	-	-	-
Regulatory Asset (Installment A – CVA)	14,089	95,192	273,657	32,327	18,764	1,125	131,268
Others	43,141	169,055	44,699	40,004	294,921	20,237	321,465
CURRENT TOTAL	519,078	778,335	706,649	280,159	1,441,766	264,318	3,301,070

NON-CURRENT

LONG-TERM CURRENT
Clients (Consumenrs and Resellers)	206,286	26,060	222,508	22,938	43,104	3,333	79,235
Loans and Financing - principal	-	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	4,975	7,376	4,521	1,972	148,103	1,505	2,186,146
Reimbursement Rights	-	3,006,903	-	239,885	-	68,883	4,399,859
Linked Deposits	43,061	73,301	13,571	7,383	108,359	17,087	356,939
Financial Asset	697,484	837,876	631,432	358,181	2,002,050	186,409	1,411,466
Financial Asset – Indemnitiable Concessions (Generation)	-	-	-	-	-	-	1,708,727
Advance for equity participation	-	-	-	-	-	-	-
Regulatory Asset (Installment A – CVA)	213,419	-	-	-	223,104	-	-
Others	565	3,909	1,285	86	594,626	4,392	9,089
LONG-TERM CURRENT TOTAL	1,165,790	3,955,425	873,317	630,445	3,119,346	281,609	10,151,461

INVESTIMENTS	169	1,806	146	-	(573)	-	12,938

FIXED ASSET	21,948	29,199	23,664	7,286	125,736	13,321	1,330,244

INTANGIBLE	-	42,550	10,892	11,799	19,830	7,678	529,637

NON-CURRENT TOTAL	1,187,907	4,028,980	908,019	649,530	3,264,339	302,608	12,024,280

ASSET TOTAL	1,706,985	4,807,315	1,614,668	929,689	4,706,105	566,926	15,325,350

Marketletter 2Q16

LIABILITIES 06/30/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas
CURRENT
Compulsory Loan (Parent Company)	-	-	-	-	-	-	-
Fuel Consumption Account – CCC (Parent Company)	-	-	-	-	-	-	-
Suppliers	272,698	1,152,693	190,451	175,088	864,287	363,300	3,647,802
Financing and Loans – principal	275,703	106,261	381,072	51,158	337,336	7,052	670,722
Financing and Loans - charges	-	791	1,629	-	34,305	-	747
Bonds	-	-	-	-	75,436	-	-
Taxes and Social Contribution	70,776	41,338	137,419	24,550	296,564	6,859	40,609
Income Tax and Social Contributuion	4,388	-	-	303	-	-	1,132
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	38,723	11,625	-	-	-	-	-
Advance to clients (Early Energy Sell)	-	-	-	-	-	-	-
Remuneration to Shareholders (dividends to pay)	-	-	-	-	-	-	-
Estimated Obligations	10,602	21,650	34,782	4,517	47,687	16,958	63,200
Provisions for Contingencies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	6,183	-	28,832	-	31,970	-	-
Leasing	-	-	-	-	-	-	130,122
Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sectorial Charges (statutory taxes)	7,395	50,862	23,970	30,858	379,630	-	3,072
Regulatory Liabilities (Installment A – CVA)	990	25,552	20,259	4,325	-	187	117
Others	74,601	31,598	48,730	18,565	398,918	47,019	115,340
CURRENT TOTAL	762,059	1,442,370	867,144	309,364	2,466,133	441,375	4,672,863

NON-CURRENT
Suppliers	-	1,003,845	-	229,993	878,352	128,541	7,459,666
Financing and Loans - principal	763,728	628,321	713,891	213,699	460,635	43,313	1,515,747
Bonds	-	-	-	-	192,696	-	-
Taxes and Social Contribution	7,228	3,751	67,429	2,906	5,298	-	-
Income Tax and Social Contributuion	43,548	-	-	-	37,487	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	-	146,231	-	130,728	-	57,209	2,301,332
Advance to clients (Early Energy Sell)	-	-	-	-	-	-	-
Estimated Obligations	18,530	-	1,467	-	-	198	-
Provisions for Contingencies	90,906	126,041	101,359	11,248	540,403	44,425	376,047
Provision for uncovered liabilities on invested companies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	45,193	-	22,534	-	114,095	2,851	450
Leasing	-	-	-	-	-	-	1,160,252
Provision for Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sectorial Charges (statutory taxes)	-	42,099	34,009	-	156,662	-	-
Obligations for asset demobilization (Nuclear power plant demobilization)	-	-	-	-	-	-	-
Advance for future capital Increase	8,307	245	16,416	12,787	-	-	-
Regulatory Liabilities (Installment A – CVA)	1,457	-	-	-	-	-	-
Others	46,723	1,327,456	499	865	31,459	19,897	489,787
NON-CURRENT TOTAL	1,025,620	3,277,989	957,604	602,226	2,417,087	296,434	13,303,281

STOCKHOLDERS’ EQUITY
Social Capital	726,447	1,325,124	1,256,331	475,789	3,475,679	684,204	4,610,171
Capital Reserves	-	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-	-
Additional Dividend Purposed	-	-	-	-	-	-	-
Profit/Losses Accumulated	(748,329)	(1,238,168)	(1,472,566)	(457,268)	(3,819,367)	(851,581)	(7,258,712)
Other Comprehensive Income	(58,812)	-	6,155	(422)	166,574	(3,505)	(2,253)
Non-controlling Shareholders Participations	-	-	-	-	-	-	-

STOCKHOLDERS’ EQUITY TOTAL	(80,694)	86,956	(210,080)	18,099	(177,114)	(170,882)	(2,650,794)

LIABILITY AND STOCKHOLDERS’ EQUITY TOTAL	1,706,985	4,807,315	1,614,668	929,689	4,706,105	566,927	15,325,350

Marketletter 2Q16

STATEMENT OF INCOME 06/30/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

Operational Revenue	619,626	553,169	568,887	168,948	1,875,143	119,241	1,803,815

Electric Energy – sale to Distribution Companies	-	-	-	-	-	18,877	-
Electric Energy - Generation	-	-	-	-	-	-	622,671
Short Term electric Energy	-	-	-	-	-	-	929,186
Construction Plants Revenue	-	-	-	-	-	-	52,960
Electric Energy Supply – Distribution	905,455	732,873	786,133	250,446	3,270,110	123,715	376,770
Construction Revenue – Distribution	44,791	61,819	43,561	19,655	119,443	7,483	61,272
Others Operational Revenues	50,621	43,179	77,951	2,938	121,755	3,871	150,809

Deductions to Operational Revenues	(381,241)	(284,702)	(338,758)	(104,091)	(1,636,165)	(34,705)	(389,853)

Operational Expenses	(626,903)	(532,736)	(622,111)	(192,222)	(2,352,131)	(207,780)	(1,879,196)

Personnel, Material and Services	(105,820)	(115,466)	(119,605)	(43,797)	(395,456)	(38,573)	(319,546)
Electric Energy Purchased for Resale	(384,867)	(298,618)	(366,589)	(106,773)	(1,528,925)	(86,575)	(708,762)
Charges on Electric Energy Grid Usage	(27,323)	(8,919)	(17,764)	(2,027)	(86,064)	-	(78,187)
Construction	(44,791)	(61,819)	(43,561)	(19,655)	(119,443)	(7,483)	(114,232)
Fuel used for electric energy production	-	-	-	-	-	(19,697)	(292,942)
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	-	(3,521)
Depreciation and Amortization	(16,559)	(18,057)	(17,265)	(7,929)	(58,693)	(5,253)	(127,448)
Operating Provisions	(11,719)	10,282	(12,747)	(1,749)	(77,709)	(48,584)	(77,118)
Others	(35,824)	(40,139)	(44,580)	(10,292)	(85,841)	(1,615)	(157,440)

OPERATING RESULT BEFORE FINANCIAL RESULT	(7,277)	20,433	(53,224)	(23,274)	(476,988)	(88,539)	(75,381)

FINANCIAL REVENUE (EXPENSES)

Financial Investments Revenue	1,144	882	337	349	-	73	4,697
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	4,485	-	-
Debt Charges	(59,304)	(44,445)	(65,117)	(14,647)	(78,330)	(2,020)	(715,621)
Charges - Leasing	-	-	-	-	-	-	(137,661)
Charges – remuneration to shareholders	-	-	-	-	-	-	-
Moratorium Increase on electric energy	10,530	17,711	26,077	5,932	-	(9,853)	27,980
Net Monetary Update	10,530	17,711	26,077	5,932	106,526	(9,853)	44,866
Net Exchange Update	-	-	-	-	-	-	(137,661)
Regulatory Asset and Liability Update (Installment A - CVA) - Net	-	-	-	-	-	-	-
Other financial Revenues	1,278	62,641	6,548	-	53,846	(3,525)	46,341
Other financial expenses	(25,945)	(81,927)	(19,112)	(9,156)	(19,061)	-	(25,312)

FINANCIAL RESULT	(61,767)	(27,427)	(25,190)	(11,590)	67,466	(25,178)	(892,371)

EQUITY PARTICIPATION RESULT	-	-	-	-	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(69,044)	(6,994)	(78,414)	(34,864)	(409,522)	(113,717)	(967,752)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(43,548)	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATION	(112,592)	(6,994)	(78,414)	(34,864)	(409,522)	(113,717)	(967,752)

NET PROFIT OF THE PERIOD	(69,620)	(17,110)	(69,022)	(36,807)	(390,794)	(101,154)	(631,413)

Marketletter 2Q16

CASH FLOW 06/30/2015	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	(26,072)	(17,110)	(69,022)	(36,807)	(80,907)	(631,412)

Depreciation and amortization	16,559	18,057	17,265	7,929	5,253	127,447
Net monetary variation	(15,098)	14,981	4,017	7,615	-	(15,082)
Net exchange variation	212	-	-	-	-	-
Financing charges	59,304	44,445	60,475	14,647	2,020	278,400
Provision for uncovered liability	-	-	-	-	-	-
Provision for doubtful credit liquidation	7,621	(535)	7,192	6,725	48,949	57,374
Provisions for contingencies	2,195	(9,747)	5,555	2,322	(365)	23,734
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investment	-	-	-	-	-	-
Provision for reduction on recoverable amount of assets	-	-	-	(7,298)	-	-
Provision for onerous contracts	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	(133)	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	537,805	12,877	4,465	-	640	9,490
(Increase) decrease on operating asset/liability	(523,581)	16,226	(13,698)	3,420	31,834	507,092

Cash from Operating Activities	58,812	79,194	16,249	(1,447)	7,424	357,043

Payment of financial charges	(7,698)	(6,233)	-	(1,372)	-	(58,520)
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	(43,548)	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of contingent liabilities	-	-	(5,570)	-	-	-
Lawsuit Deposits	-	(1,404)	-	-	-	(18,606)

Net Cash from Operating Activities	7,566	71,557	10,679	(2,819)	7,424	279,917

Financing Activities
Loans and financing obtained	79,974	12,497	37,279	20,520	5,468	24,096
Loans and financing payment - principal	(47,102)	(9,985)	(28,782)	(3,726)	(1,571)	(83,518)
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Reposition	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	-
Payment of Refinancing of taxes and contributions - Principal	(5,900)	-	-	-	-	-
Others	-	-	(34,958)	-	-	-
Net Cash from Financing Activities	26,972	2,512	(26,461)	16,794	3,897	(59,422)

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of fixed assets	(495)	(751)	(375)	(303)	(13,885)	(2,513)
Acquisition of intangible assets	-	(579)	(1,339)	-	(2,319)	(2,638)
Acquisition of concession assets	(28,367)	(61,819)	15,433	(19,665)	6,257	(154,324)
Concession for advance of future capital increase	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	(61)	-	-	-	-	-

Net Cash from investments activities	(28,923)	(63,149)	13,719	(19,968)	(9,947)	(159,475)

Increase (decrease) in cash and cash equivalents	5,615	10,920	(2,063)	(5,993)	1,374	61,020
Cash and cash equivalent – beginning of period	9,619	4,525	5,478	24,497	7,286	62,606
Cash and cash equivalent – end of period	15,234	15,445	3,415	18,504	8,659	123,626
	5,615	10,920	(2,063)	(5,993)	1,373	61,020

Marketletter 2Q16

IV.3 Financial Information and Result Analysis of Eletrobras Companies

Company	Net Operating Revenue (R$ Million)		Service Result* (R$ Million)		Profit/Loss of Period* (R$ Million)		EBITDA (R$ Million)		Margin EBITDA (%)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Eletronorte	5,490	2,988	3,680	463	2,682	109	4,003	593	73%	20%
Chesf	10,338	1,824	8,613	42	5,737	500	8,697	99	84%	5%
Furnas	15,422	3,066	13,233	587	8,470	206	13,409	593	87%	19%
Eletronuclear	1,277	972	-3,709	114	-4,026	-14	-3,512	297	-275%	31%
Eletrosul**	2,239	768	1,670	63	908	-235	1,680	-21	75%	-3%
CGTEE	244	175	-98	-129	-313	-292	-62	-89	-25%	-51%
Amazonas GT	157	0	-81	-88	-236	0	-49	0	-32%	-

(R$ Million)

* Amounts for consolidation purposes

** The subsidiary Eletrosul results were adjusted by eliminating figures for sale to Eletronorte and recognition of the amortization for the period of granting non-realized profits intergroup.

(R$ Million)

Company	Net Operating Revenue (R$ Million)		Service Result* (R$ Million)		Profit/Loss of Period* (R$ Million)		EBITDA (R$ Million)		Margin EBITDA (%)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
ED Acre	228	181	-56	-12	-116	-36.8	-48	-4	-21%	-2%
ED Alagoas	708	658	-29	31	-108	-69.6	-11	48	-1%	7.28%
Amazonas D	1,370	1,836	-441	-43	-1,068	-631.4	-390	84	-28.49%	5%
ED Piauí	610	621	-132	-1	-240	-69.0	-112	16	-18%	2%
ED Rondônia	856	571	16	39	-130	-17.1	35	57	4%	10%
ED Roraima	132	120	-121	-88	-149	-101.2	-115	-83	-87%	-69%

* Amounts for consolidation purposes

Marketletter 2Q16

IV.3.1 Financing and Loans – R$ Million

Financing and Loans

Local Currency (LC) +  Foreign Currency (FC)

Empresa Eletrobras	Eletrobras (a)							Others Creditors (b)							Total (a+b)
	2017	2018	2019	2020	2021	2022	After 2022	2017	2018	2019	2020	2021	2022	After 2022
Eletronorte	309.29	255.87	230.79	237.85	231.29	217.48	940.06	280.02	281.10	175.59	140.88	144.04	147.75	1,412.01	5,004.02
Chesf	16.42	7.04	-	-	-	-	-	507.40	329.60	154.60	81.22	59.13	59.13	187.55	1,402.10
Furnas	895.00	477.00	452.00	473.00	495.00	317.00	876.00	1,156.00	1,909.00	1,151.00	592.00	390.00	387.00	1,007.00	10,577.00
Eletronuclear	296.98	146.72	138.11	138.11	138.11	119.55	578.90	78.10	120.55	167.11	179.22	192.23	206.17	4,939.95	7,439.83
Eletrosul	245.95	259.06	254.82	244.49	243.42	183.23	640.49	136.13	630.23	166.37	144.36	124.94	97.55	89.88	3,460.92
CGTEE	136.50	335.90	275.80	279.70	279.70	243.50	206.60	-	-	-	-	-	-	-	1,757.70
Amazonas GT	179.90	75.70	70.40	62.50	22.50	17.70	0.40	-	-	-	-	-	-	-	429.10
Itaipu Binacional(1)	262.60	550.86	587.27	626.46	668.70	296.70	58.24	455.99	957.33	1,021.34	1,090.08	1,163.92	1,240.14	442.82	9,422.45
ED Acre	50.74	34.56	28.30	28.02	28.02	13.45	10.66	-	-	-	-	-	-	-	193.75
ED Alagoas	219.00	178.00	154.00	113.00	101.00	62.00	39.00	7.00	2.00	2.00	2.00	-	-	-	879.00
ED Amazonas Energia	130.31	219.09	216.31	215.17	209.84	126.86	44.33	-	-	-	-	-	-	-	1,161.91
ED Piauí	346.15	61.33	31.00	12.46	11.04	10.36	372.92	-	-	-	-	-	-	-	845.25
ED Rondônia	77.22	166.52	161.46	125.67	95.30	67.54	43.76	-	-	-	-	-	-	-	737.46
ED Roraima	12.14	10.25	6.91	6.47	6.46	4.35	4.79	-	-	-	-	-	-	-	51.37

(1) Amounts in USD Million.

Marketletter 2Q16

IV.3.2 Analysis Result of Generation and Transmission Companies

Eletronorte

The company presented a result 208.6% higher than in the 1Q16, from a profit of R$ 656.3 million to a profit of R$ 2,026 million, mainly due to the factors described below.

Operating Revenue

Operating Revenue was 247.3% higher than in the previous quarter, from R$ 1,227 million to R$ 4,262.6 million, mainly due to the factors described below.

In generation:

Supply revenues reduced by 4.8% relative to the 1Q16, from R$ 726 million to R$ 691.1 million,due mainly to the fact that the seasonality for energy was higher in the 1Q16.

Supply Revenues increased by 2.3% relative to the 1Q16, from R$ 261.4 million to R$ 267.3 million, with no significant variation for the period, since the price variation in bilateral contracts with aluminum producers was partially offset by new contracts.

Revenues from Short-Term Energy (CCEE) decreased by 39.1% relative to the 1Q16, from R$ 139 million to R$ 84.6 million, due mainly to the reduction in the level of energy generated, especially by the Tucuruí hydro, and also due to bilateral contracts that have relatively increased supply revenues.

In transmission:

Transmission revenues increased by 1,508% relative to the 1Q16, from R$ 208 million to R$ 3,342 million, due mostly to the acknowledgment of the financial revenue, which increased from R$ 83.1 million in the 1Q16 to R$ 3,108.7 million in the 2Q16, due to the effects of MME Ordinance No. 120, of April 20th 2016, which set out the conditions for payment and remuneration relating to the Basic Network Existing System (RBSE), amounting to R$ 3,034.6 million.

Construction Revenue increased by 762%, from R$ 14.1 million to R$ 121.6 million, with no effect on the result, since it is offset by the cost of construction.

Operating Expenses

Operating Expenses increased by 65% relative to the 1Q16, from R$ 683 million to R$ 1,127 million in the 1Q16, due mainly to the factors described below.

Personnel, material and service expenses increased by 8% relative to the 1Q16, from R$ 360.6 million to R$ 389 million.

Marketletter 2Q16

Personnel expenses increased by 4.8% relative to the 1Q16, from R$ 293 million to R$ 307 million, due mainly to the career plan and to provisions for vacations.

Materials expenses increased by 30.3% relative to the 1Q16, from R$ 7 million to R$ 10 million, due mainly to the acquisition of spare parts for the Company's operating activities.

Services Expenses increased by 20.7% relative to the 1Q16, from R$ 60 million for R$ 72 million, due mainly to the adjustment of contracts of surveillance, cleaning and other third-party labor as of February of 2016.

Expenses with Energy Purchased for Resale decreased by 13.2% relative to the 1Q16, from R$ 45 million to R$ 39 million. Expenses in the period are due, mainly, to the energy imported from Venezuela (CORPELEC contract) for resale to the distribution company Boa Vista Energia S.A., paid in dollar, which expires in 2021.

Fuel Expenses decreased by 100% relative to the 1Q16, from R$ 3.7 million to R$ 0 million, due mainly to the interruption of thermal generation at the TPU Santana after the interconnection of Amapá to the SIN in 2015.

Remuneration and Reimbursement expenses decreased by 9% relative to the 1Q16, from R$ 57 million to R$ 52 million, due mostly to the reduction of generation revenue in the period.

Operating provisions decreased by 445.2% relative to the 1Q16, from a revenue of R$ 66 million to an expense of R$ 227 million, due to mainly the acknowledgement of provision in the amount of R$ 163 million for the tax created by the State of Pará, in December 2014, on water discharge increase in the State's hydro plants for the 6MO16. Up until the 1Q16, due to legal claims concerning the constitutionality of the related tax, only the values relative to the year of 2015 had been recorded. Despite the provision, Eletronorte continues to claim for the unconstitutionality of this tax. Moreover, in the 1Q16 an atypical value was recorded due the reversion of provision in the amount of R$ 75 million concerning he dispossession lawsuit for the area of the Balbina hydro plant.

Other Expenses increased by 53.9% relative to the 1Q16, from R$ 33.3 million to R$ 51.3 million, due mainly to the hydrological risk and the renewal of the contract of operational risk insurance of the premises of the company.

Financial Result

The financial result decreased from R$ 109.1 million in the 1Q16 to a negative amount of R$ 29.8 million in the 2Q16. The reduction in the 2Q16 occurred mainly, due to the factors described below.

Marketletter 2Q16

Revenues from Financial Investments decreased by 46.8% relative to the 1Q16, from R$ 40.5 million to R$ 21.6 million, due mainly to the redemption of investments for liquidation of the company's commitments.

Moratorium decreased by 74.1% relative to the 1Q16, from R$ 42.6 million to R$ 11 million, due mainly to the reclassification of monetary adjustments on Ceron's claims to the monetary variation accounts.

Net Monetary Variations decreased by 90.4% relative to the 1Q16, from R$ 56 million to R$ 5 million, due mainly to the updates in the CCEE invoices acknowledged in the amount of R$ 18 million, and the adjustments of Ceron's updates recorded in the 2Q16.

Derivatives Gains and Losses decreased by 45.9% relative to the 1Q16, from R$ 79 million to R$ 43 million, due mostly to the value of the London Metal Exchange (LME), used as a parameter in the calculation for bilateral contracts with aluminum producers1, and to the gain recorded in the 2Q16 from the debentures2 issued by the Estação Transmissora de Energia S/A SPE, which was incorporated by Eletronorte.

Other Financial Income increased by 115.5% relative to the 1Q16, from R$ 7 million to R$ 16 million, due mainly to the abatements obtained by anticipation of payment of purchase of equity interest of Norte Brasil Transmissora de Energia and Construtora Integração (NBTE), and the assets acquired from Porto Velho Transmissora de Energia S.A. (PVTE) with Eletrosul.

1Eletronorte entered, in 2004, long-term contracts for the supply of electricity to two of its main customers: the Consórcio de Alumínio do Maranhão – Alumar, formed by companies BHP Billiton, Alcoa and Alumínio Brasileiro S.A. - Albras. Part of these long-term contracts' revenue is associated with the payment of a premium linked to the international price of aluminum, quoted on the London Metal Exchange (LME), as an active basic definition for purposes of the monthly values of the premium. The premium is considered an embedded derivative because its pricing is derived from the price of aluminum which is defined, in this case, as the underlying asset. The calculation of the prize of these contracts includes the concept of cap and floor band, related to aluminum price quoted on the LME. The maximum and minimum price of LME is limited to US$ 2,773.21/ton and US$ 1,450/ton, respectively. Whereas the premium is associated with the commodity price of aluminum on the LME, you can assign the fair value of these contracts. In June 2016, the value of the LME closed at US$ 1,600.51/ton, representing an increase by 7.03% over relative to December 2015, when the commodity price reached US$ 1,495.35/ton. In contrast, in the same period of analysis, there was an appreciation of the Real against the US dollar, with the consequent negative variation on the pricing of the embedded derivative. However, the positive changes in the aluminum prices contributed most strongly to providing a resulting increase in anticipation of the fair value of the embedded derivatives in the period. The gain on the transaction with embedded derivatives in June 2016, was R$ 95,227 (2015 - loss of R$ 96,294).

2The Estação Transmissora de Energia S.A., former investee of Eletronorte, which was incorporated on March 31st, 2014, signed a debenture issuing contract in June 2011, with Banco da Amazonia S.A. (BASA), which manages the resources of the Fundo de Desenvolvimento da Amazônia (FDA), with a fundraising goal for implementation of the rectification station project and the grounding of the collector substation. The contract has a contractual clause concerning the possibility of conversion of these debentures at the discretion of SUDAM, limited to 50% of the issued debentures. According to the evaluation of the Company, it is possible to assign a value to the amount that would be assigned to SUDAM should this conversion occur. For these reasons there is the identification of an embedded derivative in the contract. The gain on this derivative transaction in June 2016, is R$ 26,414 (2015 - gain of R$ 12,004), and is due to the payments of the main contract, net of interest recognized in the period which reduces the obligation over time. Moreover, the expectation of change for indexing rates of the contract reduced to two years (SELIC of 14.25% to 10.75% in 2018 and TJLP of 8.5% to 7.5% in 2018).

Marketletter 2Q16

Shareholdings

The result of the Shareholdings account worsened, reaching in the 2Q16 an expense of R$ 30 million, compared to a revenue of R$ 60 million in the 1Q16, influenced by the acknowledgment of the impairment in the amount of R$ 60 million of the Linha Verde Transmissora de Energia SPE due to due to agreement with the SPE of the abatement rate used for the calculations for valuation of assets.

Income Tax and Social Contribution

Provision for Income Tax and Social Contribution increased, reaching, in the 2Q16, an expense in the amount of R$ 1,050 million, compared to an expense in the amount of R$ 57 million in the 1Q16, influenced by the acknowledgment of RBSE, whose taxation, which amounts to R$ 1,031.8 million, will be deferred as receipt of payment of the RBSE financial asset.

Marketletter 2Q16

Chesf

The company presented in 2Q16 a positive variation of R$ 5,752.5 million relative to the 1Q16, from a loss of R$ 7.6 million to a profit of R$ 5,744.9 million, mainly due to the factors described below.

Operating Revenue

The net Operating Revenue increased by 996.4% relative to the 1Q16, from R$ 864 million to R$ 9,474 million, due mainly to the factors described below.

In generation:

Energy Purchased for Resale expenses decreased by 1.9% relative to the 1Q16, from R$ 353.3 million to R$ 346.6 million, due mainly to decontracting and seasonality of energy.

Supply Revenues increased by 4.4% relative to the 1Q16, from R$ 191.7 million to R$ 200.2 million, due mostly to the increase in the rate of contracts for purchase and sale of electric energy (CCVE) due to the change from the wet season energy tariff (1Q16) to the dry season tariff (2Q16) .

Revenues from Short-Term Energy (CCEE) increased by 105.0%% relative to the 1Q16, from R$ 10.0 million to R$ 20.6 million, due mainly to settlements in the CCEE occurred in the periods under analysis and the increase in the price of the PLD.

In transmission:

Transmission revenues increased by 1,909.0% relative to the 1Q16, from R$ 450.3 million to R$ 9,046.0 million, mostly due to the acknowledgement of financial revenue, from R$ 6.1 million in the 1Q16 to R$ 8,635.0 million in the 2Q16, due to the effects of MME Ordinance No. 120, of April 20th 2016, which established the conditions of payment and remuneration on the Basic Network Existing System (RBSE), amounting to R$ 8,618 million, and also to the following factors:

Operating and Maintenance Revenues increased by 9% , from R$ 236 million in the 1Q16 to R$ 258 million in the 2Q16, due to the update of the Annual Allowed Revenue - RAP, as well as to new increments for acknowledgement of investments in reinforcements and improvements in transmission lines.

Other Income decreased by 70% relative to the 1Q16, R$ 8.734 million to R$ 14.878 million, due mainly to the increase in revenues from engineering services.

Operating Expenses

Operating Expenses decreased by 10.4% relative to the 1Q16, from R$ R$ 910 million to R$ 815 million, due mainly to the factors described below.

Marketletter 2Q16

Personnel, Materials and Services Expenses increased by 3.8% relative to the 1Q16, from R$ 287 million to R$ 298 million.

Personnel expenses increased by 3.13% relative to the 1Q16, from R$ 231.8 million to R$ 239.0 million due mostly to provisions for employee vacations.

Materials expenses decreased by 12.7% relative to the 1Q16, from R$ 5.5 million to R$ 4.8 million, due mainly to the decrease in expenses with automotive materials.

Services Expenses increased by 8.7% relative to the 1Q16, from R$ 49.5 million to R$ 53.8 million, due to mainly to expenses with technical and administrative services.

Expenses with Energy Purchased for Resale decreased by 10,8% relative to the 1Q16, from R$ 102.9 million to R$ 91.8 million, due mainly to the seasonality which impacted the contracts with ESBR - Energia Sustentável do Brasil S.A. (Jirau hydro), whose energy is bought by Chesf, in proportion to the share capital of the SPE in order to enable the Project Finance of the plant.

Fuel Costs decreased by 100.0% relative to the 1Q16, from R$ 7.8 million, mainly due to interruption of power generation at the Camaçari plant.

Operating Provisions decreased by 65.8% relative to the 1Q16, from R$ 59.9 million to R$ 20.5 million, due mainly to the increase of provisions for litigation contingencies in lawsuits in the 1Q16, such as the one related to the GSF (R$ 21 million), which came in lower in the 2Q16.

Financial Result

The financial result decreased from R$ 27.5 million in the 1Q16 to R$ 21.1 million in the 2Q16. The reduction in the 2Q16 occurred mainly, due to the factors described below.

Revenues from Financial Investments decreased by 51.9% relative to the 1Q16, from R$ 24.3 million to R$ 11.7 million, due mainly to the redemption of investments for liquidation of the company's commitments.

Other Financial Expenses decreased by 42.7% relative to the 1Q16, from R$ 18.3 million to R$ 10.5 million, due mostly to Aneel fines being recorded in the 1Q16.

Shareholdings

The result of Shareholdings worsened, reaching R$ 12.8 million in the in 2Q16, compared to R$ 20.3 million in the 1Q16, influenced, mainly, by the result of Sistema de Transmissão Nordeste S.A (STN) SPE in the 2Q16, given that, in the 1Q16, a deferred tax asset was recorded, which did not occur in the 2Q16.

Marketletter 2Q16

Income Tax and Social Contribution

Provision for Income Tax and Social Contribution increased, reaching, in the 2Q16, an expense in the amount of R$ 2,947.8 million, compared to an expense in the amount of R$ 9.7 million in the 1Q16, influenced by the recognition of the RBSE, whose the payment of R$ 2,931 million will be difined according to receiving of the financial remuneration of the above-mentioned RBSE.

Marketletter 2Q16

Furnas

The company presented a result 8,204% higher than in the 1Q16, from a profit of R$ 100.8 million to a profit of R$ 8,370 million, mainly due to the factors described below.

Operating Revenue

Net Operating revenue increased by 1,011% relative to the 1Q16, from R$ 1,274 million to R$ 14,148 million, due mainly to the factors described below.

In generation:

Supply Revenues decreased by 6% relative to the 1Q16, from R$ 890 million to R$ 836.2 million, due mainly to seasonality and decontracting of energy.

Revenues from Short-Term Energy (CCEE) increased by 998.6% relative to the 1Q16, from R$ 5.3 million to R$ 58.1 million, due mainly to the accounting for the liquidation of with the CCEE.

Construction Revenue from power plants increased by 127.8% relative to the 1Q16, from R$ 25.5 million negative to R$ 7.1 million positive, but with no effect on the result since it has equivalent value at the cost of construction.

In transmission:

Transmission revenues increased by 3,334% relative to the 1Q16, from R$ 384.8 million to R$ 13,214.7 million, due mostly to the acknowledgment of the financial revenue, which increased from R$ 46.3 million in the 1Q16 to R$ 12,750.4 million in the 2Q16, due to the effects of MME Ordinance No. 120, of April 20th 2016, which set out the conditions for payment and remuneration relating to the Basic Network Existing System (RBSE), amounting to R$ 12,710.3 million.

Operation and Maintenance Revenues increased by 216.6%, from R$ 7.8 million to R$ 24.8 million, mostly due to the annual update of the Annual Allowed Revenue - RAP, as well as to new increments for acknowledgment of investments in reinforcements and improvements in transmission lines.

Construction Revenue increased by 194.3%, from R$ 58.3 million to R$ 171.8 million, but with no effect on the result since it has equivalent value at the cost of construction.

Operating Expenses

Operating Expenses increased by 31.3%, from R$ 946 million to R$ 1,242 million, due mostly to the factors described below.

Personnel, Materials and Services expenses increased by 14.2% relative to the 1Q16, from R$ 423.3 million to R$ 483.1 million.

Marketletter 2Q16

Personnel expenses increased by 4.7% relative to the 1Q16, from R$ 282.5 million to R$ 271.7 million.

Materials costs increased by 48.4% relative to the 1Q16, from R$ 6.8 million to R$ 10.1 million, due mainly to consumption of inputs for operation and maintenance of generation and transmission facilities.

Services Expenses increased by 53.3% relative to the 1Q16, from R$ 131,3 million to R$ 201.3 million, due to mainly to the regularization of accounting for service contracts.

Construction expenses decreased by 443.6%, from R$ 32.9 million to R$ 178.8 million, but with no effect on the result since it has equivalent value at the cost of construction.

Fuel Expenses decreased by 26.9% relative to the 1Q16, from R$ 128.5 million to R$ 93.9 million, due mainly to the reduction in the generation of the Santa Cruz thermal plant.

Operating Provisions increased by 158.4% relative to the 1Q16, from a reversal of R$ 75.8 million to R$ 44.3 million negative, due mainly to the increase in provisions for labor, environmental, land, tax and civil lawsuit contingencies, totaling R$ 134.2 million.

Financial Result

Net Financial Result decreased from a negative amount of R$ 180.5 million in the 1Q16 to a negative amount of R$ 275.5 million in the 2Q16 due mainly to the factors described below.

Revenues from Financial Investments decreased by 43% relative to the 1Q16, from R$ 34.7 million to R$ 19.8 million, due mainly to the reduction in the balance of financial investments in the period.

Moratorium decreased by 71.2% relative to the 1Q16, from R$ 6.6 million to R$ 1.9 million, due mainly to the arrears surcharges on electricity sold in the amount of R$ 4.6 million.

Other Financial Expenses increased by 32.9% relative to the 1Q16, from R$ 33,5 million to R$ 44,5 million, due mainly to the payment of IOF tax on the loan granted by the BNDES in April and May in the amount of R$ 4.3 million and to the payment of fines and interest on late payment of income tax (R$ 3.3 million) and Social Contribution on Net Income (R$ 2 million) in 2T16.

Shareholdings

The result of Shareholdings improved, reaching R$ 58 million in the 2Q16, compared to a negative result of  R$ 20 million in the 1Q16, due to the improvement in the results of Madeira Energia, Serra do Facão and IE Madeira SPE's partially offset by the deterioration in the results of the SPEs Triângulo Mineiro, Enerpeixe and Tijoa Participações.

Marketletter 2Q16

Income Tax and Social Contribution

Provision for Income Tax and Social Contribution increased, reaching, in the 2Q16, an expense in the amount of R$ 4,318.2 million, compared to an expense in the amount of R$ 26.5 million in the 1Q16, influenced by the acknowledgment of RBSE, whose taxation, which amounts to R$ 4,321.5 million, will be deferred as receipt of payment of the RBSE financial asset.

Marketletter 2Q16

Eletronuclear

The Company's result changed from a profit of R$ 28.8 million in the 1Q16 to a loss of R$ 4.054 million in the 2Q16, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue increased by 1% relative to the 1Q16, from R$ 635.3 million to R$ 641.4 million in the 2Q16, mainly due to the factors described below.

In generation:

Supply Revenue increased by 0.96% relative to the 1Q16, from R$ 722 million to R$ 729 million, due mainly to the variable portion of the revenues3, given the fact that the amount of energy sold was greater than the assured energy.

Operating Expenses

Operating Expenses increased relative to the 1Q16, from R$ 446.1 million in the 1Q16 to R$ 4,539.7 million in the 2Q16, due mainly to the factors described below.

Personnel, Materials and Services expenses increased by 10.4% relative to the 1Q16, from R$ 172.4 million to R$ 190.2 million in the 2Q16.

Personnel Expenses decreased by 5.68% relative to the 1Q16, from R$ 124.2 million to R$ 117.1 million, due mainly to reduction of expenses with employee vacations and related social charges.

Materials expenses increased by 232.40% relative to the 1Q16, from R$ 3.1 million to R$ 10.4 million, due mainly to the use of materials during the scheduled production stop at the Angra I nuclear plant.

Services Expenses increased by 39.11% relative to the 1Q16, from R$ 45.1 million to R$ 62.7 million, due mainly to contractor services during the scheduled stop at the Angra I nuclear plant.

Operating Provisions increased relative to the 1Q16, from R$ 16.7 million to R$ 4,106.4 million, due mainly to the Impairment of Angra 3, in the amount of R$ 2.4 billion, and the onerous contract of Angra 3, in the amount of R$ 1.7 billion.

Other Expenses decreased by 32.59% relative to the 1Q16, from R$ 39.3 million to R$ 26.5 million, due mainly to a reduction in taxes and compulsory fees. In the 1Q16 there was recording of the property tax (IPTU) retroactive to the period from 2011 to 2015 (amounting to R$ 13 million), which is being settled in 60 monthly installments.

3The revenue of Angra I and Angra II is divided in two parts:  FIXED REVENUE approved by Aneel, which corresponds to an amount of assured energy (contracted), and VARIABLE REVENUE, which corresponds to the sale of the amount of  energy supplied more or less than the assured one. When it is positive, the exceeding amount is invoiced to the distribution companies at the rate of 50% of the average PLD of the year. When the supply is lower, it is returned at the rate of 100% of the average PLD of the year.

Marketletter 2Q16

Financial Result

Net Financial Result changed from a negative amount of R$ 126.2 million in the 1Q16 to a negative amount of R$ 118 million in the 2Q16, due mainly to the factors described below.

Debt Charges increased by 26.87% relative to the 1Q16, from R$ 19.7 million to R$ 25 million, due mainly to new loans for repayment of obligations with the nuclear fuel supplier.

Net Foreign Currency Exchange Rate Variations decreased by 34.27% relative to the 1Q16, from R$ 25.2 million negative to R$ 16.6 million negative, due mainly to restatement.

Net Monetary Variation decreased by 40.28% relative to the 1Q16, from R$ 24.3 million negative to R$ 14.5 million negative, due mainly to the monetary variation on the property tax (IPTU) retroactive to the period from 2011 to 2015 (amounting to R$ 8 million) in the 1Q16.

Other Financial Expenses increased by 11.05% relative to the 1Q16, from R$ 58.3 million to R$ 64.7 million, due mainly to the losses of income from the decommissioning fund.

Marketletter 2Q16

Eletrosul

The company presented, in the 2Q16, a result higher than in the 1Q16, from a loss of R$ 26.6 million in the 1Q16 to a profit of R$ 929.8 million in the 2Q16, due mainly to the factors described below.

Operating Revenue

Net Operating Revenue increased by 399.9% relative to the 1Q16, from R$ 373.2 million in the 1Q16 to R$ 1,865.6 million in the 2Q16, due mainly to the factors described below.

In generation:

Supply revenues increased by 1.72% relative to the 1Q16, from R$ 112 million to R$ 113.9 million, due mainly to a higher volume of wind generation by Cerro Chato 1, 2 and 3; Coxilha Seca, Capão do Inglês and Galpões wind farms.

Short-Term Energy revenues (CCEE) increased by 9.68% relative to the 1Q16, from R$ 63.1 million to R$ 69.2 million, due mainly to variation in the Price of Settlement of Differences in the South and Southeast regions and to the increase in energy traded via bilateral contracts.

In transmission:

Transmission revenues increased by 621.40% relative to the 1Q16, from R$ 238.5 million to R$ 1,720.3 million, due primarily to the acknowledgment of the financial revenue, which increased from R$ 41.9 million in the 1Q16 to R$ 1,498.3 million in the 2Q16, due to the effects of MME Ordinance No. 120, of April 20th 2016, which set out the conditions for payment and remuneration relating to the Basic Network Existing System (RBSE), amounting to R$ 1,447.3 million

Construction Revenue increased by 91.3%, from R$ 20.1 million to R$ 38.6 million, due to concession contract 001/2015, which has no effect on the result since it is offset at the construction expenses.

Other Revenues

Other Revenues decreased by 9.82% relative to the 1Q16, from R$ 6.3 million to R$ 5.7 million, due mainly to reduced revenue from provision of services to third parties, such as use of network for communication services and consulting services.

Operating Expenses

Operating Expenses increased in the 2Q16 relative to the 1Q16, from R$ 268.9 million to R$ 302.9 million, due mainly to the factors described below.

Personnel, Materials and Services expenses increased by 8.8% relative to the 1Q16, from R$ 121.3 million to R$ 131.9 million.

Marketletter 2Q16

Personnel expenses increased by 6.38% relative to the 1Q16, from R$ 93.6 million to R$ 99.6 million, due mainly to the adjustment in provisions for vacations.

Services expenses increased by 19.57% relative to the 1Q6, from R$ 25.0 million to R$ 29.9 million, mainly due to seasonality in the use of resources.

Energy Purchased for Resale expenses decreased by 16.45% relative to the 1Q16, from R$ 70.5 million to R$ 58.9 million, due mainly to adjustment made in the 1Q16 related to reprocessing of energy settled in the CCEE in previous months

Operating Provisions increased by 1,613.11% relative to the 1Q16, from R$ 0.4 million to R$ 6.7 million, due mainly to the increase in expenses with labor provisions.

Other Expenses increased by 16.37% relative to the 1Q16, from R$ 10.7 million to R$ 12.3 million.

Financial Result

Net Financial Result changed from a negative amount of R$ 116.9 million in the 1Q16 to a negative amount of R$ 68.4 million in the 2Q16, due mainly to the factors described below.

Revenues from Financial Investments decreased by 18.86% relative to the 1Q16, from R$ 12.1 million to R$ 9,9 million, due mostly to the variation in restatement rates.

Net Foreign Currency Exchange Rate Variations increased by 160.81% relative to the 1Q16, from R$ 11.6 million to R$ 30.4 million, due mainly to the reduction in the price of Euro which impacted loan expenses, recording positive result for currency fluctuations.

Other Expenses decreased by 74.75% relative to the 1Q16, from R$ 40.7 million to R$ 10.3 million, due mainly to the rebates granted in the 1Q16 due to the anticipation of installments from the negotiation of assets with Eletronorte.

Shareholdings

Shareholdings reached an expense of R$ 54.4 million in the 2Q16, compared to an expense of R$ 18.1 million in the 1Q16, influenced, mainly, by increased losses in the Energia Sustentável do Brasil Participações (Jirau hydro) investee.

Marketletter 2Q16

Income Tax and Social Contribution

The provision for income tax and social contribution increased, reaching, in the 2T16, an expense of R$ 509.0 million, compared to an expense of R$ 4.8 million in the 1T16, influenced by the recognition of RBSE, whose taxation, which amounts to R$ 492.1 million, will be deferred as receipt of payment of the RBSE financial asset.

Marketletter 2Q16

CGTEE

CGTEE presented in the 2Q16 a result 88.1% higher than the result for the 1Q16, from a loss of R$ 279.6 million to a loss of R$ 33.2 million in 2Q16.

Operating Revenue

Net Operating Revenue increased by 1,590% relative to the 1Q16, from R$ 13.6 million to R$ 230.2 million, due mainly to the factors described below.

In generation:

Supply Revenues increased by 1,012.6% relative to the 1Q16, from R$ 21.9 million to R$ 243.2 million, due to mainly to the acknowledgment of revenue estimate from financial settlements in the Electric Energy Trading Chamber (CCEE), including prior periods.

Operating Expenses

Operating Expenses decreased in the 2Q16 relative to the 1Q16, from R$ 190.1 million to R$ 151.7 million, due mainly to the factors described below.

Personnel, Materials and Services expenses increased by 9.2% relative to the 1Q16, from R$ 68.7 million to R$ 62.4 million.

Personnel expenses increased by 8.1% relative to the 1Q16, from R$ 26.2 to R$ 28.3 million, due mainly to the increase in provision for vacations.

Materials expenses decreased by 7.4% relative to the 1Q16, from R$ 22.9 million to R$ 21.2 million, due mainly to a reduction in the price of lime, used in the reduction of polluting gases.

Services expenses decreased by 34.5% relative to the 1Q16, from R$ 19.6 million to R$ 12.9 million, due mainly to reduced cost of maintenance for power plant equipment.

Energy Purchased for Resale expenses decreased by 45.7% relative to the 1Q16, from R$ 61.3 million to R$ 33.3 million, due to the reversal of provision for compensation to client distributors for insufficient power generation.

Fuel costs decreased by 21.9% relative to the 1Q16, from R$ 12.9 million to R$ 10.1 million due mainly to a small decline in coal consumption in light of lower energy generation in the 2Q16.

Operating Provisions presented larger reversals, from R$ 6.1 million to R$ 0.1 million in the 2Q16, due mainly to reversals of provisions for labor lawsuits.

Marketletter 2Q16

Other Expenses increased by 40.9% relative to the 1Q16, from R$ 12.6 million to R$ 17.7 million, due mainly to contractual indemnity to the lime supplier.

Financial Result

Net Financial Result changed from a negative amount of R$ 103.2 million in the 1Q16 to a negative amount of R$ 111.7 million in the 2Q16, mainly due to Debt Charges, which increased by 8.8% relative to the 1Q16, from R$ 100.2 million to R$ 109.0 million, on account of the increasing balance of loans payable.

Marketletter 2Q16

Eletropar

The company presented, in the 2Q16, a result 71% higher than in the 1Q16, from a profit of R$ 1.4 million to a profit of R$ 2.4 million, mainly due to the factors described below. Shareholdings Shareholdings increased by 151.3% relative to the 1Q16, from R$ 0.9 million to R$ 2.2 million, due to the acknowledgment of equivalence of the CTEEP and EMAE and in the 1Q16 there was no equivalence of EMAE.

Shareholdings

Shareholdings increased by 151.3% relative to the 1Q16, from R$ 0.9 million to R$ 2.2 million, due to the acknowledgment of equivalence of the CTEEP and EMAE and in the 1Q16 there was no equivalence of EMAE.

Operating Expenses

Operating Expenses decreased relative to the 1Q16, from R$ R$ 1.9 million to R$ 1.7 million, due mainly to the factors described below.

Personnel, Materials and Services expenses increased by 4.2% relative to the 1Q16, from R$ 0.97 million to R$ 1.01 million.

Personnel expenses showed no change relative to the 1Q16, remaining at R$ 0.8 million.

Materials expenses increased by 90.9% relative to the 1Q16, from R$ 0.01 million to R$ 0.02 million, due mainly to the seasonality of office supplies purchases. Such purchases occur every 4 to 6 months.

Services expenses increased by 14.7% relative to the 1Q16, from R$ 0.18 million to R$ 0.20 million, due mainly to the payment to Bradesco for the book-entry services concerning the "payment of dividends" event.

Operating Provisions decreased by 91.6% relative to the 1Q16, from R$ 0.71 million to R$ 0.06 million, due mainly to the acknowledgment in the 1Q16 of loss in Eletropaulo's shares, classified as available for sale, which did not occur in the 2Q16 since they have appreciated.

Other Expenses increased by 151% relative to the 1Q16, from R$ 0.03 million to R$ 0.06 million, due mainly to the CVM annual membership fee, which is accounted for in January.

Financial Result

Net Financial Result changed from R$ 2,8 million in the 1Q16 to R$ 1.5 million in 2Q16, mainly due to Financial Investment Revenues that decreased by 30.5% relative to the 1Q16, from R$ 2,899 million to R$ 2,014 million in the 2Q16, especially due to reduction of the amount in Investment Funds.

Marketletter 2Q16

Amazonas GT

The company presented, in the 2Q16, a net result 24.0% higher than in the 1Q16, from a loss of R$ 134.3 million in the 1Q16 to a loss of R$ 102.0 million in the 2Q16, due mainly to the factors described below.

Operating Revenue

Net Operating Revenue increased by 38.9% relative to the 1Q16, from R$ 65.6 million in the 1Q16 to R$ 91.2 million in the 2Q16, mainly due to the factors described below.

In generation:

Supply Revenues increased by 33.8% relative to the 1Q16, from R$ 114.7 million to R$ 153.6 million, due mostly to the result of contracts for purchase and sale of electric energy (CCVE) with the Amazonas Distribuidora de Energia.

Operating Expenses

Operating Expenses decreased in the 2Q16 relative to the 1Q16, from R$ 136.1 million to R$ 101.8 million, mainly due to the factors described below.

Personnel, Materials and Services expenses increased by 19.7% relative to the 1Q16, from R$ 35.2 million to R$ 42.1 million.

Personnel expenses increased by 3.9% relative to the 1Q16, from R$ 29.4 million to R$ 30.6 million.

Materials expenses increased by 42.6%, from R$ 1.8 million to R$ 2.6 million.

Services Expenses increased by 126.8% relative to the 1Q16, from R$ 3.9 million to R$ 8.9 million, due to mainly to restatement of surveillance and cleaning services.

Fuel expenses decreased by 104.2% relative to the 1Q16, from a gross amount of R$ 129.4 million to a gross amount of R$ 5.4 million, due mainly to the deactivation of some fuel-based plants. It is worth highlighting that, as of April, only the block 4 of the Mauá thermal plant was in operation and, therefore, there was a significant decrease in fuel consumption.

Operating Provisions decreased by 155.1% relative to the 1Q16, from R$ 1.4 million (provision) to R$ 0.7 million (reversal), due mainly to the settlement of labor indemnifications.

Recovery of Expenses - System Service Charge - ESS increased by 95.1% relative to the 1Q16, from R$ 77.2 million to R$ 150.6 million, due mainly to the recording, in the 1Q16 of the deduction of PIS and Cofins on the compensation of the ESS, in the amount of R$ 32.6 million for the fiscal year of 2015.

Marketletter 2Q16

Other Expenses increased by 565.3% relative to the 1Q16, from R$ 29.4 million to R$ 195.9 million, due mainly to the recording of the expenses with purchased fuel for thermal plant lessors, as of the 2Q16, pursuant to the provisions of MME Ordinance No. 015/2016.

Financial Result

Net Financial Result changed from a negative amount of R$ 63.8 million in the 1Q16 to a negative amount of R$ 77.2 million in the 2Q16, due mainly to the factors described below.

Revenues from Financial Investments decreased by 32.9% relative to the 1Q16, from R$ 7.4 million to R$ 5.0 million.

Debt Charges increased by 17.7% relative to the 1Q16, from R$ 56.8 million to R$ 66.8 million, due mainly to moratorium interest on the Contract No. 3,251/15, which, as of March, with the end of the grace period, began to be charged. The company, however, is not liquidating this liability. Debt renegotiation of this contract is under way with the Eletrobras holding company.

Net Monetary Variations decreased by 70.2% relative to the 1Q16, from R$ 17.1 million negative to R$ 5.1 million negative, due mainly to a reduction on the index used to update the El Paso lawsuits.

Other Financial Income increased by 55.2% relative to the 1Q16, from R$ 2.7 million to R$ 4.2 million, due mainly to disallowances made on invoices from energy lessors.

Other Financial Expenses increased by 100% relative to the 1Q16, since in the 1Q16, only an amount of R$ 0.2 million was recorded in this section and, in the 2Q16, an amount of R$ 14.4 million was recorded, due mainly to the recording of interest and fines on the PIS and the Cofins not collected in the 1Q16.

Marketletter 2Q16

IV.3.3 Analysis Result of Distribution Companies

ED Amazonas Energia

The company presented, in the 2Q16, a net result 40.4% higher than in the 1Q16, from a loss of R$ 817 million in the 1Q16 to a loss of R$ 487.5 million in the 2Q16, due mainly to the factors described below.

Operating Revenue

Net Operating Revenue increased by 12.3% relative to the 1Q16, from R$ 645.6 million to R$ 724.8, due mainly to the factors described below.

In generation:

Supply Revenues increased by 99% relative to the 1Q16, from R$ 76.1 million to R$ 151.5 million.

Short-Term Energy revenues increased by 243.82% relative to the 1Q16, from R$ 38.3 million to R$ 131.6 million, due mainly to the revenue from energy sold in the CCEE at the price of settlement of differences - PLD in February and March 2016 which was recorded in April 2016.

Construction Revenues increased by 100% relative to the 1Q16, from R$ 0 million to R$ 4.3 million, with no effect in the result since it has value equivalent to the construction cost.

In distribution:

Supply Revenues decreased by 4% relative to the 1Q16, from R$ 634.5 million to R$ 609.2 million, due mainly to restatement.

The Regulatory Assets and Liabilities account (Installement "A" - CVA) increased by 180.8% relative to the 1Q16, from R$ 15 million negative to R$ 42 million negative, due mainly to the constitution amount of negative CVA for 2016 only recorded in May 2016, since the value of the ACR acknowledged in the tariff was higher than the average tariff of contracts traded in the ACR.

Other Operating Revenues

Other Operating Revenues increased by 62.97% relative to the 1Q16, from R$ 55 million to R$ 91 million, due mainly to the accounting value of R$ 20 million related to the balance of the reduction of tariffs of March 2016 which was recorded in April 2016.

Operating Expenses

Operating Expenses decreased in the 2Q16 relative to the 1Q16, from R$ R$ 942.8 million to R$ 912.4 million, due mainly to the factors described below.

Marketletter 2Q16

Personnel, Materials and Services expenses increased by 30.2% relative to the 1Q16, from R$ 122.3 million to R$ 159.3 million.

Personnel expenses increased by 17.21% relative to the 1Q16, from R$ 79 million to R$ 92 million, due mainly to increased medical and dental care expenses.

Services Expenses increased by 55.61% relative to the 1Q16, from R$ 39 million to R$ 60 million, due to mainly to costs of services for the maintenance of plants and distribution networks.

Expenses with Energy Purchased for Resale increased by 16.94% relative to the 1Q16, from R$ 400 million to R$ 468 million, due mainly to the cost of energy traded with the CCEE and to the Price of Settlement of Differences - PLD in February and March 2016, which was recorded in April 2016.

Expenses with Charges on the Usage of the Electric Network decreased by 15.56% relative to the 1Q16, from R$ 23 million to R$ 20 million, due mainly to a recording in March 2016 of previous months' invoices of the Transmission System.

Fuel Expenses decreased by 278.67% relative to the 1Q16, from a negative amount of R$ 88 million to a positive amount of R$ 157 million, due mainly to the acknowledgment of the compensation of the CCC.

Operating Provisions increased by 159.30% relative to the 1Q16, from R$ 105 million to R$ 273 million, due mainly to the provision for civil lawsuits, with emphasis on the collection from the following Independent Producers (PIES): R$ 32 million from the Companhia Energética Manauara, R$ 90 million from PIE Breitener Tambaqui and R$ 31 million from PIE Rio Amazonas Energia S/A.

Financial Result

Net Financial Result changed from a negative amount of R$ 384.9 million in the 1Q16 to a negative amount of R$ 241.4 million in the 2Q16, due mainly to the factors described below.

Moratorium increased by 83.51% relative to the 1Q16, from R$ 17 million to R$ 31 million, due mainly to a recording in June 2016 of a moratorium in the amount of R$ 31 million on the energy bill of arrears on energy account for the light bill settlement in installments.

Net Monetary Variations decreased by 367.80% relative to the 1Q16, from a negative monetary variation of R$ 1.4 million to a positive monetary variation of R$ 4 million, due mainly to the monetary update relative to the liquidation of advance payments for the purchase of generating groups in the amount of R$ 4.6 million.

Marketletter 2Q16

Other Financial Revenues increased by 189.56% relative to the 1Q16, from R$ 159 million to R$ 460 million, due mainly to the acknowledgment of accrued interests on the CCC/CDE compensation of expenses for the acquisition of fuel until April 30th of 2016, not yet reimbursed for force of requirement of economic and energy efficiency, pursuant to article 13, proposition IX of Law 10,438/2002 updated by Law 13,299/16.

Other Financial Expenses increased by 34.34% relative to the 1Q16, from R$ 441 million to R$ 593 million, due mainly to updates on the debt with BR Distribuidora.

Shareholdings

The  result of Shareholdings presented a variation by 56.8% relative to the 1Q16, from a negative amount of R$ 135 million in the 1Q16 to a negative amount of R$ 58 million in the 2Q16, influenced by the result of the subsidiary Amazonas GT.

Marketletter 2Q16

ED Acre

The company presented a variation by 5.3% higher in the 2Q16 relative to the 1Q16, from a loss of R$ 56.3 million to a loss of R$ 59.3 million, due mainly to the factors described below.

Operating Revenue

Net Operating Revenue increased by 41.1% relative to the 1Q16, from R$ 94.3 million to R$ 133.5 million, due mainly to the factors described below.

In distribution:

Supply Revenues decreased by 5.47% relative to the 1Q16, from R$ 147.6 million to R$ 139.5 million, due mainly to non-charging of tariff flags as of April.

CVA revenues increased by 989% relative to the 1Q16, from R$ 2.2 million negative to R$ 19.4 million, due mainly to the accounting for the CVA in the period from August 2015 to May 2016.

Other Revenues decreased by 40.94% relative to the 1Q16, from R$ 7.4 million to R$ 4.4 million, due mainly to the decrease in the value of the VNR revenue that is updated at the IPCA rate, which decreased in the 2Q16.

Operating Expenses

Operating Expenses increased in the 2Q16 relative to the 1Q16 from R$ 139.2 million to R$ 145.4 million, due mainly to the factors described below.

Personnel, Materials and Services expenses increased by 1.3% relative to the 1Q16, from R$ 22.4 million to R$ 22.7 million.

Personnel expenses decreased by 9.8% relative to the 1Q16, from R$ 11.2 million to R$ 10.1 million.

Materials Expenses increased by 15.95% relative to the 1Q16, from R$ 0.3 million to R$ 0.2 million, with no significant variation.

Services Expenses increased by 13.13% relative to the 1Q16, from R$ 11,0 million to R$ 12.4 million, due to mainly to on-call services and maintenance of energized lines.

Energy Purchased for Resale expenses decreased by 25.28% relative to the 1Q16, from R$ 70.3 million to R$ 52.6 million, due to the fact that the company is overcontracted.

Fuel Expenses increased by 227.83% relative to the 1Q16, from R$ 7.3 million to R$ 24.1 million, due mainly to the increase in the disallowance of acknowledgment for the compensation of the CCC.

Marketletter 2Q16

Operating Provisions decreased by 153.16% relative to the 1Q16, from R$ 9.8 million negative to a reversal of R$ 5.2 million, due mainly to reversals of provisions for doubtful accounts (PCLD) as a result of negotiations with public service clients.

Other Expenses increased by 146% relative to the 1Q16, from R$ 11.0 million to R$ 26.8 million, due mainly to reclassification of regulatory penalties in the amount of R$ 9,9 million that were recorded as Financial Expenses in the 1Q16, and to credit losses with customers amounted to R$ 4.2 million.

Financial Result

Net Financial Result changed from a negative amount of R$ 11.7 million in the 1Q16 to a negative amount of R$ 47.4 million in the 2Q16, mainly due to the factors described below.

Debt Charges increased by 69.2%, from R$ 7.6 million to R$ 12.9 million, due mainly to the non-settlement of contracts with Eletrobras Holding.

Moratorium increased by 84.5%, from R$ 4.0 million to R$ 7.5 million, due mainly to the increase in trading interest with the Cruzeiro do Sul municipality and the state of Acre.

Net Monetary Variations increased by 598%, from R$ 5.6 negative to R$ 39.1 million negative, due mainly to financial charges relative to the payment in installments of the Tax on the Circulation of Goods and Transportation and Communication Services - ICMS and penalties issued by the local revenue office (SEFAZ/AC).

Marketletter 2Q16

ED Alagoas

The company presented, in the 2Q16, a result 9.05% higher than in the 1Q16, from a loss of R$ 56.6 million to a loss of R$ 51.5 million, due mainly to the factors described below.

Operating Revenue

Net Operating Revenue decreased by 26.2% relative to the 1Q16, from R$ 407.3 million to R$ 300.4 million due mainly to the factors described below.

In distribution:

Supply Revenues decreased by 25.23% relative to the 1Q16, from R$ 555.6 million to R$ 415.4 million, due mainly to the change in the tariff flag and the decreased energy consumption given the economic scenario.

CVA revenues increased by 433.3% relative to the 1Q16, from R$ 7.1 million negative to R$ 37.7 million negative, due mainly to the amortization of the CVA in the period and the period of 2015/2016 to be approved at the next rate adjustment.

Other Revenues increased by 33.5% relative to the 1Q16, from R$ 40.7 million to R$ 54.3 million, due mainly to reclassification and restatements.

Operating Expenses

Operating Expenses decreased relative to the 1Q16, from R$ R$ 424.3 million in the 1Q16 to R$ 312.7 million in the 2Q16, due mainly to the factors described below.

Personnel, Materials and Services expenses increased by 5% relative to the 1Q16, from R$ 55.1 million to R$ 57.9 million.

Personnel expenses increased by 4.6% relative to the 1Q16, from R$ 36.8 million in the 1Q16 to R$ 35.1 million in the 2Q16.

Materials expenses increased by 73.31% relative to the 1Q16, from R$ 0.3 million to R$ 0.5 million, due mainly to expenses with materials, cleaning and maintenance of buildings and facilities.

Services expenses increased by 23.9% relative to the 1Q16, from R$ 18.03 million to R$ 22.3 million.

Energy Purchased for Resale expenses decreased by 39.14% relative to the 1Q16, from R$ 268.2 million to R$ 163.2 million, due mainly to the smaller volume of energy purchased.

Marketletter 2Q16

Operating Provisions decreased by 125.69% relative to the 1Q16, from R$ 5.3 million to R$ 1.3 million, mainly due to transfer to the losses account with irrecoverable write-offs.

Other Expenses decreased by 8.44% relative to the 1Q16, from R$ 32.8 million to R$ 30.0 million, due mainly to reversal of provision of Inefficiency for having a surplus recorded in December 2015.

Financial Result

Net Financial Result changed from a negative amount of R$ 39.6 million in the 1Q16 to a negative amount of R$ 39.2 million in the 2Q16, with no significant variation between these quarters.

Marketletter 2Q16

ED Piauí

The company's result presented a variation by 37.1% relative to the result of the 1Q16, from a loss of R$ 147.5 million in the 1Q16 to a loss of R$ 92.9 million in the 2Q16, due mainly to the factors described below.

Operating Revenue

Net Operating Revenue increased by 1.5% relative to the 1Q16, from R$ 302.8 million to R$ 307.4 million, due mainly to the factors described below.

In distribution:

Supply Revenues decreased by 1.75% relative to the 1Q16, from R$ 418.4 million to R$ 411.1 million, due mainly to the reduction of tariff flags.

CVA revenues decreased by 4.39% relative to the 1Q16, from R$ 11.4 million to R$ 10.9 million, due to the verification of the CVA deltas as a result of restatement adjustments.

Operating Expenses

Operating Expenses decreased in the 2Q16 relative to the 1Q16, from R$ R$ 388.7 million to R$ 353.0 million, due mainly to the factors described below.

Personnel, Materials and Services expenses increased by 10.6% relative to the 1Q16, from R$ 68.3 million to R$ 75.5 million.

Personnel expenses increased by 6.59% relative to the 1Q16, from R$ 44.2 million to R$ 47.1, due mostly to new hires as a consequence of insourcing.

Materials costs decreased by 2.59% relative to the 1Q16, from R$ 1.35 million to R$ 1.31 million, due mainly to the reduction of expenses with materials for maintenance of the distribution network.

Services expenses increased by 19.32% relative to the 1Q16, from R$ 22.7 million to R$ 27.1 million, due mainly to an increase in expenses with contracts for consumption measurement and invoicing and delivery of bills.

Energy Purchased for Resale expenses increased by 2.88% relative to the 1Q16, from R$ 211.4 million to R$ 217.4 million, due mainly to an increase in short-term energy caused by the elevation of involuntary exposure.

Expenses with Charges on the Usage of the Electric Network decreased by 28.55% relative to the 1Q16, from R$ 30.7 million to R$ 22.0 million, due mainly to a reduction in the system service charge.

Marketletter 2Q16

Operating Provisions decreased by 974.52% relative to the 1Q16, from a negative amount of R$ 12.9 million to a positive amount of R$ 112.8 million, due mainly to transfer of provisions from the Doubtful Accounts (PCLD) to losses with irrecoverable write-offs. The utilities class stands out, especially the AGESPISA.

Other Expenses increased by 300.84% relative to the 1Q16, from R$ 29.2 million to R$ 117.2 million, due to the write-off of invoices for losses on credit receivables, which were previously classified as doubtful accounts, as mentioned above.

Financial Result

Net Financial Result changed from a negative amount of R$ 61.6 million in the 1Q16 to a negative amount of R$ 47.2 million in the 2Q16, due mostly to the factors described below.

Debt Charges decreased by 21.5% relative to the 1Q16, from R$ 54.4 million to R$ 42.7 million, due mostly to the reversal of the charges on renegotiated contracts in the 2Q16 whose value was incorporated into the balance due.

Moratorium increased by 11.33% relative to the 1Q16, from R$ 17.4 million to R$ 19.4 million, due mainly to an upgrade of consumer credits by means of a campaign for regularization of debts in installments.

Net Monetary Variations decreased by 32.38% relative to the 1Q16, from R$ 22.7 million negative to R$ 15.3 million negative, due mainly to a major upgrade of taxes in the 1Q16. In the 2Q16 all accrued taxes were set in installments.

The update of Regulatory Assets decreased by 83.65% relative to the 1Q16, from R$ 4.2 million to R$ 0.7 million, due mainly to the adjustment in the calculation of amortization of CVA and Financial Items.

Other Financial Expenses increased by 53.48% relative to the 1Q16, from R$ 6.1 million to R$ 9.3 million, due mainly to default with suppliers.

Marketletter 2Q16

ED Rondônia

The company presented a result 319.26% lower than in the 1Q16, from a loss of R$ 25.0 million to a loss of R$ 104.9 million, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue decreased by 10.3 relative to the 1Q16, from R$ 407.1 million to R$ 448.8 million, due mainly to the factors described below.

Supply Revenues decreased by 4.4% relative to the 1Q16, from R$ 445 million to R$ 425.6 million, showing no significant variation.

CVA Revenues increased by 4.3% relative to the 1Q16, from R$ 108.9 million to R$ 113.7 million, showing no significant variation.

Construction Revenues increased by 96.0%, from R$ 35.9 million to R$ 70.3 million, but with no effect on the result since it has equivalent value at the cost of construction.

Operating Expenses

Operating Expenses decreased in the 2Q16 relative to the 1Q16, from R$ R$ 364.9 million to R$ 475.2 million, due mainly to the factors described below.

Personnel, Materials and Services expenses decreased by 5.7% relative to the 1Q16, from R$ 63.8 million to R$ 60.1 million.

Personnel expenses decreased by 2.0% relative to the 1Q16, from R$ 30.4 million to R$ 29.8 million, showing no significant variation.

Services Revenues decreased by 9.0% relative to the 1Q16, from R$ 31.9 million to R$ 29 million, showing no significant variation.

Energy Purchased for Resale expenses increased by 52.6% relative to the 1Q16, from R$ 208.1 million to R$ 317.5 million, due mainly to the reduction of expense recoveries on the CCC, considering that the cost of the MWh in the Bilateral contract with the Termonorte II was below average ACR, leading to a verification of negative repayment.

Other Expenses decreased by 88% relative to the 1Q16, from R$ 33.3 million to R$ 4.0 million, due mainly to the acknowledgement of the New Replacement Value revenue based on base pay update approved by ANEEL in the last rate adjustment regulated by Law 12,783/2013.

Marketletter 2Q16

Financial Result

Net Financial Result changed from a negative amount of R$ 67.2 million in the 1Q16 to a negative amount of R$ 78.5 million in the 2Q16, mainly due to the factors described below.

Revenues from Financial Investments increased by 100.1% relative to the 1Q16, from R$ 1.1 million to R$ 2.2 million.

Net Monetary Variations decreased by 67.3% relative to the 1Q16, from a negative amount of R$ 11.3 million to a negative amount of R$ 3.7 million, due mainly to the reduction in negative monetary adjustments and the increase in positive monetary adjustments corresponding to installments of debt negotiations with customers.

The Update of Regulatory Liabilities (CVA) decreased by 84,8% relative to the 1Q16, from a negative amount of R$2.6 million to a negative amount of R$ 0.4 million, due to the monthly amortizations performed in the quarter.

Other Financial Revenues presented a result 19.8% lower relative to the 1Q16, from R$ 111.1 million to R$ 89.1 million, due to mainly to the calculation of PIS and COFINS on the updates of rights reimbursements to cover the Debt Acknowledgement Agreement with Eletronorte.

Marketletter 2Q16

ED Roraima

The company presented, in the 2Q16, a result lower than in the 1Q16, from a loss of R$ 66.1 million in the 1Q16 to a loss of R$ 82.9 million in the 2Q16, due mainly to the factors described below.

Operating Revenue

Net Operating Revenue increased by 1.3% relative to the 1Q16, from R$ 65.5 million to R$ 66.3 million, due mainly to the factors described below.

In generation:

Supply revenues increased by 20.4% relative to the 1Q16, from R$ 6.9 million to R$ 8.3 million.

In distribution:

Supply Revenues decreased by 6.81% relative to the 1Q16, from R$ 72.2 million to R$ 67.3 million.

The Regulatory Assets and Liabilities account (Installment ''A'' - CVA) did not have variations between the quarters.

Other Operating Revenues

Other Operating Revenues decreased by 4.3% relative to the 1Q16, from R$ 2.2 million to R$ 2.1 million, showing no significant variation.

Operating Expenses

Operating Expenses increased relative to the 1Q16, from R$ R$ 111.4 million to R$ 141.2 million, due mainly to the factors described below.

Personnel, Materials and Services expenses increased by 8% relative the 1Q16, from R$ 20.8 million to R$ 22.4 million.

Personnel expenses increased by 7.9% relative to the 1Q16, from R$ 17.3 million to R$ 18.6 million, due to mostly to insourcing.

Materials expenses decreased by 122.1% relative to the 1Q16, from R$ 0.26 million to a reversal of R$ 0.06 million, due to restatement.

Services Expenses increased by 18.4% relative to the 1Q16, from R$ 3.3 million to R$ 3.9 million, especially expenses with legal publications services.

Expenses with Energy Purchased for Resale decreased by 5.9% relative to the 1Q16, from R$ 47.8 million to R$ 45 million, due to the small volume of energy imported from Venezuela through Eletronorte.

Marketletter 2Q16

Fuel Expenses increased by 116% relative to the 1Q16, from R$ 21.6 million to R$ 46.7 million, due mainly to the need for additional power generation for sale, due to lower energy imports from Venezuela, as mentioned above.

Operating Provisions increased by 10.6% relative to the 1Q16, from a loss of R$ 14.7 million to R$ 16.3 million.

Financial Result

Net Financial Result improved by 60.3%, from a negative amount of R$ 20.2 million in the 1Q16 to a negative amount of R$ 8 million in the 2Q16.

Revenues from Financial Investments increased by 258% relative to the 1Q16, from R$ 0.4 million negative to R$ 0.6 million positive due to restatement.

Debt Charges increased by 101.7% relative to the 1Q16, from R$ 1.5 million to R$ 3.1 million, due to mainly to financing debts with Eletrobras.

Moratorium decreased by 72% relative to the 1Q16, from R$ 18.4 million to R$ 5.2 million.

Other Financial Revenues decreased by 25.4% relative to the 1Q16, from R$ 4.2 million to R$ 3.1 million, due mainly to restatements.

Marketletter 2Q16

V. Market Data of Eletrobras Companies

V.1 Installed Capacity – MW

Empresas Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	SPE under O&M Regime (d)	Physical Aggregation 2016	Total (a+b+c+d)
Eletrobras Holding(1)	-	-	202	-	189	202
Eletronorte	9,281	78	121	-	1	9,480
Chesf	2,214	8,399	1,251	-	348	11,864
Furnas	4,212	4,617	2,161	403	254	11,393
Eletronuclear	1,990	-	-	-	-	1,990
Eletrosul	476	-	1,203	-	99	1,679
CGTEE	670	-	-	-	-	670
Itaipu Binacional	7,000	-	-	-	-	7,000
Amazonas GT	1,299	-	-	-	-264	1,299
Distribution Companies	440	-	-	-	-	440
Total	27,582	13,094	4,937	403	626	46,016

(1) The Artilleros Wind farm was not considered, because it is na enterprise located abroad.

V.2 Transmission Lines - Km

Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2016	Total (a+b+c)
Eletronorte	754	10,084	2,072	62	12,910
Chesf	1,281	18,946	1,668	500	21,894
Furnas	1,328	18,759	1,546	358	21,632
Eletrosul	1,383	9,426	1,088	90	11,897
Amazonas GT	439	-	-	-	439
Distribution Companies	374	-	-	52	374
Total	5,558	57,215	6,373	1,062	69,146

Marketletter 2Q16

VI. Generation Data – Asset under Integral Responsability

VI.1 Installed Capacity - MW

VI.1.2 Generation Assets and Generated Energy

VI.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy - MWh
							1Q16	2Q16
Eletronorte	Complexo de Tucuruí	PA	Nov/84	Jul/24	8,535.00	4,140.00	8,805,785.48	7,855,727.30
	HPU Samuel	RO	Jul/89	Sep/29	216.75	92.70	91,832.13	177,220.68
	HPU Curuá-Una	PA	Apr/77	Jul/28	30.30	24.00	30,945.77	59,328.28
	TPU Rio Madeira(1)	RO	Apr/68	Sep/18	119.35	-	-	-
	TPU Santana	AP	Mar/93	May/19	177.74	-	4,297.35	-
	TPU Rio Branco I(2)	AC	Feb/98	Jul/20	18.65	-	-	-
	TPU Rio Branco II(2)	AC	Apr/81	Jul/20	32.75	-	-	-
	TPU Rio Acre	AC	Dec/94	Abr/25	45.49	-	-	-
	TPU – Santarém	PA	Jun/14	(4)	18.75	-	751.03	130.09
	TPU Senador Arnon Afonso Farias de Mello(3)	RR	1st Unit (mach. 2) dec/90; 2nd Unit (mach. 1) jun/91; 3rd Unit (mach. 3) dec/93	Aug/24	85.99	-	-	-
Chesf	Curemas	PB	Jun/57	Nov/24	3.52	1.00	0.01	0.00
	Sobradinho	BA	Apr/79	Feb/52	1,050.30	531.00	370,501.43	389,763.98
	Camaçari(5)	BA	Feb/79	Aug/27	346.80	45.80	11,924.42	0.00
Furnas	Mascarenhas de Moraes	MG	Apr/73	Oct/23	476.00	295.00	139,809.28	320,224.31
	Itumbiara	GO/MG	Feb/80	Feb/20	2,082.00	1,015.00	586,925.51	1,249,001.46
	Simplício(8)	RJ	Jun/13	Aug/41	305.70	175.40	277,837.41	170,049.07
	Batalha	MG	May/14	Aug/41	52.50	48.80	23,342.12	34,123.36
	Serra da Mesa (48.46%)(6)	GO	Apr/98	Nov/39	1,275.00	671.00	722,992.60	831,069.41
	Manso (70%)(6)	MT	Oct/00	Feb/35	212.00	92.00	217,603.71	142,129.40
	Santa Cruz(7)	RJ	Mar/67	Jul/15	500.00	401.20	704,804.13	453,909.47
	Roberto Silveira (Campos)	RJ	Apr/77	Jul/27	30.00	21.00	16,340.84	129.76
Eletronuclear	Angra I	RJ	Jan/85	Dec/24	640.00	509.80	1,405,740.06	1,205,129.21
	Angra II	RJ	Sep/00	Aug/40	1,350.00	1,204.70	2,952,960.82	2,968,983.88
Eletrosul	HPU Mauá(9)	PR	Nov/12	Jul/42	177.93	96.90	380,794.00	301,610.35
	HPU Passo São João	RS	Mar/12	Aug/41	77.00	41.10	125,326.00	106,211.77
	HPU São Domingos	MS	Jun/13	Dec/37	48.00	36.40	93,120.30	57,809.45
	SHU Barra do Rio Chapéu	SC	Feb/13	May/34	15.15	8.61	24,285.10	18,691.56
	SHU João Borges	SC	Jul/13	Dec/35	19.00	10.14	24,807.90	18,618.04
	Wind Farm Cerro Chato I	RS	Jan/12	Aug/45	30.00	11.33	19,829.07	23,343.54
	Wind Farm Cerro Chato II	RS	Aug/11	Aug/45	30.00	11.33	20,163.80	24,032.06
	Wind Farm Cerro Chato III	RS	Jun/11	Aug/45	30.00	11.33	20,132.42	23,783.89
	WPP Coxilha Seca	RS	Dec/15	May/49	30.00	11.69	22,393.40	28,064.74
	WPP Capão do Inglês	RS	Dec/15	May/49	10.00	3.90	7,279.90	9,401.06
	WPP Galpões	RS	Dec/15	May/49	8.00	3.12	5,822.70	7,861.61
	Megawatt Solar	SC	Sep/14	-	0.93	NA	38.00	87.97
CGTEE	P. Médici (Candiota)	RS	Jan/74	Jul/15	320.00	39.86	183,512.40	247,771.61
	Candiota III – Fase C	RS	Jan/11	Jul/41	350.00	221.06	470,856.22	336,289.40
	S. Jerônimo (Candiota)	RS	Apr/53	Jul/15	0.00	0.00	-	0.00
	Nutepa (Candiota)	RS	Feb/68	Jul/15	0.00	0.00	-	0.00
Itaipu Binacional	Itaipu Binacional	PR	Mar/85	-	14,000.00	8,577.00	25,631,062.00	26,006,172.00
Amazonas GT	HPU Balbina	AM	Jan/89	Mar/27	249.75	132.30	115,560.06	106,664.80
	TPU Aparecida	AM	Feb/84	Jul/20	282.48	186.00	269,990.11	236,702.70
	TPU Mauá	AM	Apr/73	Jul/20	502.16	179.80	234,991.64	164,768.20
	TPU São José	AM	Feb/08	Aug/16	73.40	50.00	50,127.36	43,214.03
	TPU Flores	AM	Feb/08	Aug/16	124.70	80.00	31,512.81	68,431.19
	TPU Iranduba	AM	Nov/10	Aug/16	66.6	25	38,514.74	54,413.68

Marketletter 2Q16

(1) Order No. 223 of 01.28.2014 ANEEL declares as unserviceable assets of TPU Rio Madeira.

(2) Order No. 136 of 01.21.2014 ANEEL, recommends the MME extinction of the public service commitment of TPUs Rio Branco I and Rio Branco II.

(3) Ceded in lending for Boa Vista Energy from February 10, 2010.

(4) MME Ordinance No. 454 of 12/23/2013, provides that the deadline will be until it comes into operation a structural solution to supply the loads of Tramo West, constant in the study EPE-DEE-AED-RE-005/2013 Company Energy-EPE Research.

(5) The listed capacity is 5 machines totaling 346.803 MW. The plant is bi-fuel (oil and gas). We were asked to cancel the award of the thermal plant Camaçari, whose process is in the MME for deliberation. Because of Aneel DSP No. 4792 Order of December 15, 2014, as well as ANEEL No. 247 of February 3, 2015, the plant is operating only with the generating unit No. 3 with 69.12 MW of power . The installed capacity will be adjusted upon cancellation definitively by Aneel.

(6) HPP's shared, but FURNAS adiquire the partner fraction through power purchase agreements - considered GF and Total gerção each HPP.

(7) The power of 500 MW excludes GU 3:04 whose commercial operation is temporarily suspended by Aneel, as Order No 3263 of 19 October 2012. It includes, however, the power of 150 MW not available due the delay in the plant expansion works at the end of which the GU 11:21 operate in combined cycle with GU 1 and 2. the physical guarantee (assured energy) of 401.2 MW is on the installed capacity of 500 MW.

(8) 175.40 MW average correspond to physical guarantee Simplicio only. The Simplicio Tapir complex will have 191.30 MW of assured power when Anta is in commercial operation.

(9) The amounts reported refer to the Company's stake in the venture (Consortium Mauá 49% Eletrosul).

VI.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy (MWh)
							1Q16	2Q16
Eletronorte	HPU Coaracy Nunes	AP	Oct/75	Dec-42	78.0	62.6	137,835.11	154,362.50
Chesf	Funil	BA	Mar/62	Dec/42	30.00	10.91	2,604.23	-
	Pedra	BA	Apr/78	Dec/42	20.01	3.74	13,366.99	3,481.18
	Araras	CE	Feb/67	Jul/15	4.00	0.03	-	-
	Paulo Afonso Complex	BA	Jan/55	Dec/42	4,279.60	2,225.00	1,843,824.52	1,749,017.54
	Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/42	1,479.60	959	813,768.06	770,196.75
	Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/42	237.30	143	271,241.36	218,826.27
	Xingó	SE	Apr/94	Dec/42	3,162.00	2,139.00	2,129,035.28	1,999,317.64
Furnas	Furnas	MG	Mar/63	Dec/42	1,216.00	598	209,317.51	480,994.99
	Luis Carlos Barreto (Estreito)	SP/MG	Jan/69	Dec/42	1,050.00	495	317,249.37	522,227.48
	Porto Colômbia	MG/SP	Mar/73	Dec/42	320.00	185	363,708.13	305,881.68
	Marimbondo	SP/MG	Apr/75	Dec/42	1,440.00	726	1,856,133.86	1,336,137.81
	Funil	RJ	Apr/69	Dec/42	216.00	121	257,836.21	137,780.91
	Corumbá I	GO	Apr/97	Dec/42	375.00	209	389,752.01	336,984.42
Eletronuclear	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-	-

VI.1.3.Energy Sold

VI.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law

Company	Buyer	1Q16		2Q16
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	131.73	653,014.32	129.71	639,086.45
	Others	803.38	5,328,219.86	767.60	5,139,327.88
Chesf	Eletrobras System	0.00	0.00	0.00	0.00
	Others	224.80	1,828,519	225.10	1,615,944.28
Furnas	Eletrobras System	85.32	378,756	90.21	397,127.56
	Others	802.39	3,729,292	736.44	3,463,328.85
Eletronuclear	Eletrobras System	32.20	154,453.19	32.20	154,523.94
	Others	683.32	3,277,694	683.32	3,279,194.99
Eletrosul	Eletrobras System	-	-	-	-
	Others	99.62	529,343	97.46	508,265.52
CGTEE	Eletrobras System	139.12	712,679.18	128.23	702,714.96
	Others	-	-	-	-
Itaipu Binacional	Eletrobras System	846.72	22,388,370.00	882.25	23,310,105.00
	Others	102.78	3,060,479	76.036425	2,508,398
Amazonas GT	Eletrobras System	114.70	733,046.90	153.61	871,901.91
	Others	0.00	-	-	-

Marketletter 2Q16

VI.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M

Company	Buyer	1Q16		2Q16
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	0.26	10,187	0.28	11,442.76
	Others	3.20	126,937	3.54	142,236.79
Chesf	Eletrobras System	26.60	919,624	26.60	919,203.33
	Others	293.60	10,791,102	293.30	10,786,163.09
Furnas	Eletrobras System	15.66	402,650	15.98	402,466.16
	Others	183.74	4,724,802	187.48	4,722,639.28
Eletronuclear	Eletrobras System	-	-
	Others	-	-
Eletrosul	Eletrobras System	-	-
	Others	-	-
CGTEE	Eletrobras System	-	-
	Others	-	-
Itaipu Binacional	Eletrobras System	-	-
	Others	-	-
Amazonas GT	Eletrobras System	-	-
	Others	-	-

VI.1.3.3 CCEE Settlement (Spot and MRE)

Company	Net
	R$ Million	MWh	R$ Million	MWh
	1Q16	1Q16	2Q16	2Q16
Eletronorte	95.01	2,550,023.85	78.51	1,718,866.90
Chesf	-22.42	-64,103.47	13.51	-2,981.80
Furnas	-163.53	-	60.86	-
Eletronuclear	-	-	-	-
Eletrosul	-0.69	239,685.48	-0.87	98,279.70
CGTEE	7.08	123,435.32	8.87	68,705.74
Itaipu Binacional	n/a	n/a	n/a	n/a
Amazonas GT	52.49	40,446.49	138.92	-12,071.05

Marketletter 2Q16

VI.1.4 Energy purchased for Resale*

Company	Buyer	1Q16		2Q16
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	-	-	-	-
	Others	44.82	275,600.00	38.92	263,802.00
Chesf	Eletrobras System	-	-	-	-
	Others	70.48	444,857.26	80.68	467,261.66
Furnas	Eletrobras System	-	-	-	-
	Others	136.46	832,254.23	151.72	831,876.82
Eletronuclear	Eletrobras System	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a
Eletrosul	Eletrobras System	71.48	356,819.55	70.13	356,656.25
	Others	-	-	-	-
CGTEE	Eletrobras System	51.48	294,975.00	47.25	294,840.00
	Others	-	-	-	-
Itaipu Binacional	Eletrobras System	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a
Amazonas GT	Eletrobras System	-	-	-	-
	Others	-	-	-	-

*Energy purchased for resale reported in the table above refers exclusively to energy purchased by each Eletrobras Company without considering the energy purchased by SPEs that are subsidiaries of these companies. The analysis of IV.3.2 item considers the energy purchased for resale consolidated, due to this reason ther is difference between values.

VI.1.5 Average Rate

VI.1.5.1 Enterprises not renewed by 12,783/13 Law

Eletrobras Companies	1Q16	2Q16
Eletronorte	156.34	154.18
Chesf	123.49	139.33
Furnas	216.09	214.13
Eletronuclear	208.48	208.38
Eletrosul	188.19	191.76
CGTEE	194.75	182.47
Itaipu Binacional (1)	22.60	22.60
Amazonas GT	169.25	169.25

(1) Amounts in U$/Kw.

VI.1.5.2 Enterprises renewed by 12,783/13 Law – O&M

Eletrobras Companies	1Q16	2Q16
Eletronorte	25.17	24.89
Chesf	28.00	27.33
Furnas	38.89	39.70
Eletronuclear	n/a	n/a
Eletrosul	n/a	n/a
CGTEE	n/a	n/a
Itaipu	n/a	n/a
Amazonas GT	n/a	n/a

Marketletter 2Q16

VI.1.6 Fuel used by Electric Energy Production*

Eletrobras Companies	Type	Unit	1Q16		2Q16
			Amount	R$ Million	Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	1,107,000	3.7	-	-
Chesf	Diesel Oil	Litre	-	-	-	-
	Gas	m3	4,141,057	7.80	-	-
Furnas	Special Diesel Oil	Litre	-	-	-	-
	Fuel Oil B1	Ton	-	-	-	-
	Diesel Oil	Litre	-	-	-	-
	Gas	m3	354,282,168	141.62	164,373,673	103.52
Eletronuclear	Uranium	kg	103,561	96.90	102,727	96.12
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	746,831	34.46	663,970	30.62
	Fuel Oil	kg	3,185,880	5.63	5,436,160	9.24
	Diesel Oil	Litre	16,600	0.04	-	-
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	Diesel Oil	Litre	35,905,308	129.40	3,368,524	-5.50

*Net of taxes

Marketletter 2Q16

VII. Transmission – Assets under Integral Responsibility

VII.1 – Transmission Lines Extension

VII.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law – O&M - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	754	-	-	754
Chesf	-	-	-	-	-	-	1,281	-	-	1,281
Furnas	-	-	-	844	-	161	-	-	323	1,328
Eletrosul	-	-	1,047	-	-	-	295	28	12	1,383
Amazonas GT	-	-	-	-	-	-	439	-	-	439
Amazonas Energia	-	-	-	-	-	-	-	-	374	374
Total	-	-	1,047	844	-	161	2,769	28	709	5,558

 VII.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,679	959	203	10,084
Chesf	-	-	-	5,372	-	-	12,800	463	311	18,946
Furnas	2,698	1,612	-	4,005	-	6,145	1,929	2,205	165	18,759
Eletrosul	-	-	2,722	-	-	-	4,800	1,848	56	9,426
Amazonas GT	-	-	-	-	-	-	-	-	-	-
Amazonas Energia	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	2,722	12,620	-	6,145	25,208	5,475	735	57,215

VII.2 Transmission Losses - %

Eletrobras Companies	1Q16	2Q16
Eletronorte	1.28%	1.28%
Chesf	2.58%	3.21%
Furnas	2.14%	2.29%
Eletrosul	1.55%	1.34%

VII.3 Substation

VII.3.1 Substation  - Eneterprises renewed in terms of 12,783/13 Law

Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Altamira	120.3	PA	Jun/98	Dec/42
	Cametá	23.6	PA	Aug/98	Dec/42
	Carajás	0.3	PA	Nov/06	Dec/42
	Guamá	454.0	PA	Dec/81	Dec/42
	Marabá	1,063.8	PA	Oct/81	Dec/42
	Rurópolis	300.6	PA	Dec/98	Dec/42
	Santa Maria	500.2	PA	Sep/95	Dec/42
	Tucuruí	969.0	PA	Oct/81	Dec/42
	Transamazônica	60.3	PA	Dec/98	Dec/42
	Tucuruí-Vila	58.4	PA	Jun/99	Dec/42
	Utinga	602.0	PA	Dec/81	Dec/42
	Vila do Conde	3,817.4	PA	Dec/81	Dec/42
	Integradora	-	PA	Jul/13	Dec/42
	São Luis I	401.7	MA	Dec/82	Dec/42
	São Luis II	2,829.0	MA	Dec/82	Dec/42
	Miranda II	500.6	MA	Jun/98	Dec/42
	Peritoró	300.1	MA	Dec/82	Dec/42
	Presidente Dutra	721.0	MA	Dec/82	Dec/42
	Coelho Neto	130.0	MA	Jan/00	Dec/42
	Imperatriz	1,842.2	MA	Dec/82	Dec/42
	Porto Franco	399.0	MA	Feb/94	Dec/42
	Colinas	1.5	TO	Mar/99	Dec/42
	Miracema	362.5	TO	Mar/99	Dec/42
	Barra do peixe	150.6	MT	Nov/93	Dec/42
	Couto Magalhães	15.1	MT	Oct/81	Dec/42
	Coxipó	571.2	MT	Jul/87	Dec/42
	Jauru	600.5	MT	Jun/03	Dec/42
	Nova Mutum	60.6	MT	Sep/96	Dec/42
	Rondonopolis	400.9	MT	Jul/83	Dec/42
	Sinop	356.0	MT	Sep/96	Dec/42
	Sorriso	60.6	MT	Sep/96	Dec/42
	Epitaciolândia	22.1	AC	Mar/08	Dec/42
	SSna Madureira	18.8	AC	Oct/08	Dec/42
	Rio Branco	423.0	AC	Nov/12	Dec/42
	Ariquemes	120.3	RO	Aug/94	Dec/42
	Ji-Paraná	380.6	RO	Sep/94	Dec/42
	Porto Velho	525.6	RO	Jul/89	Dec/42
	Abunã	110.6	RO	May/02	Dec/42
	Samuel	0.3	RO	Jul/89	Dec/42
	Pimenta Bueno	110.6	RO	Jun/08	Dec/42
	Vilhena	120.6	RO	Oct/08	Dec/42
	Jaru	30.2	RO	Sep/97	Dec/42
	Coaracy Nunes	40.1	AP	Nov/75	Dec/42
	Portuária	20.0	AP	Apr/96	Dec/42
	Amapá	10.1	AP	Dec/01	Dec/42
	Tartarugalzinho	40.2	AP	Jun/00	Dec/42
	Calçoene	10.1	AP	May/02	Dec/42
	Santana	120.5	AP	Oct/75	Dec/42
	Santa Rita	80.0	AP	Dec/07	Dec/42
	Equatorial	80.0	AP	Aug/00	Dec/42
	Macapá II	53.4	AP	Nov/96	Dec/42
	Boa Vista	301.7	RR	Jul/01	Dec/42
Chesf	SS Lifting Apolonio Sales Plant	480.0	AL	Feb-77	Dec-42
	SS Lifting Luiz Gonzaga Plant	1,665.0	PE	May-88	Dec-42
	SS Lifting Paulo Afonso I Plant	202.5	BA	Jan-55	Dec-42
	SS Lifting Paulo Afonso II Plant	495.0	BA	Jan-62	Dec-42
	SS Lifting Paulo Afonso III Plant	960.0	BA	Jan-71	Dec-42
	SS Lifting Paulo Afonso IV Plant	2,700.0	BA	Nov-79	Dec-42
	SS Lifting Piloto Plant	3.0	BA	Jan-53	Dec-42
	SS Lifting Xingó Plant	3,330.0	SE	Nov-94	Dec-42
	SS Lifting Araras Plant	5.0	CE	Feb-60	Dec-42
	SS Lifting B. Esperança Plant	280.0	PI	Mar-70	Dec-42
	SS Lifting Funil Plant	43.2	BA	Jan-59	Dec-42
	SS Lifting Pedra Plant	27.0	BA	Nov-78	Dec-42
	SS Pau Ferro	301.0	PE	Aug-02	Dec-42
	SS Paraiso	200.0	RN	Feb-04	Dec-42
	SS Bom Nome	388.0	PE	Oct-63	Dec-42
	SS Irecê	229.0	BA	Sep-81	Dec-42
	SS Milagres	2,120.0	CE	Jan-64	Dec-42
	SS Mirueira	401.0	PE	Aug-78	Dec-42
	SS Moxotó	20.0	BA	Jan-72	Dec-42
	SS Mulungú	10.0	BA	May-75	Dec-42
	SS Pilões II	-	PB	Oct-12	Dec-42
	SS Coteminas	-	PB	Dec-09	Dec-42
	SS Brotas de Macaubas	-	BA	Jul-12	Dec-42
	SS Tacaratu(1)	-	PE	Dec-14	Dec-42
	SS Quixerê(1)	-	CE	Nov-14	Dec-42
	SS Campo Formoso	-	BA	Dec-15	Dec-42
	SS Jaguarari	-	BA	Jan-80	Dec-42
	SS Sapeaçu	-	BA	May-03	Dec-42
	SS Sobradinho	900.0	BA	Oct-79	Dec-42
	SS Sobral II	400.0	CE	Nov-73	Dec-42
	SS Tacaimbó	301.0	PE	Jun-85	Dec-42
	SS Cícero Dantas	101.0	BA	May-56	Dec-42
	SS Açu II	378.0	RN	Nov-89	Dec-42
	SS Angelim	310.0	PE	Jan-56	Dec-42
	SS Angelim II	-	PE	Jan-80	Dec-42
	SS Bongi	530.0	PE	May-56	Dec-42
	SS Campina Grande II	410.0	PB	May-64	Dec-42
	SS Itapebi	-	BA	Jan-03	Dec-42
	SS Funil	550.0	BA	Jan-56	Dec-42
	SS Senhor Do Bonfim II	433.3	BA	May-81	Dec-42
	SS Eunápolis	400.0	BA	Sep-98	Dec-42
	SS Picos	173.0	PI	Jul-92	Dec-42
	SS Modelo Reduzido	12.5	BA	Jan-67	Dec-42
	SS Mossoró II	400.0	RN	Jan-77	Dec-42
	SS Barreiras	401.0	BA	Jun-96	Dec-42
	SS Sto. Antonio de Jesus	301.0	BA	Mar-97	Dec-42
	SS Icó	200.0	CE	May-97	Dec-42
	SS Mussuré II	401.0	PB	Mar-79	Dec-42
	SS Paulo Afonso	-	AL	Mar-74	Dec-42
	SS Penedo	302.0	AL	May-97	Dec-42
	SS Cauípe	201.0	CE	Mar-01	Dec-42
	SS Pici II	400.0	CE	May-05	Dec-42
	SS Piripiri	330.0	PI	Aug-73	Dec-42
	SS Pituaçu	402.0	BA	Mar-83	Dec-42
	SS Santa Cruz II	100.0	RN	Mar-63	Dec-42
	SS Banabuiú	121.0	CE	Jan-64	Dec-42
	SS Currais Novos II	92.0	RN	Nov-75	Dec-42
	SS Santana dos Matos II	50.0	RN	Nov-75	Dec-42
	SS Coremas	300.0	PB	Dec-90	Dec-42
	SS Fortaleza	405.0	CE	Jan-64	Dec-42
	SS Joairam	451.0	PE	Jul-06	Dec-42
	SS Juazeiro da Bahia II	402.0	BA	Apr-81	Dec-42
	SS Matatu	380.0	BA	Jan-65	Dec-42
	SS Natal II	401.0	RN	Jan-79	Dec-42
	SS Itabaianinha	173.0	SE	Feb-96	Dec-42
	SS Pirapama II	400.0	PE	Feb-72	Dec-42
	SS Russas II	300.0	CE	Nov-82	Dec-42
	SS Elizeu Martins	101.0	PI	Jan-06	Dec-42
	SS Boa Esperança 230 Kv	127.0	PI	Mar-70	Dec-42
	SS Boa Esperança 500 Kv	300.0	PI	Nov-80	Dec-42
	SS Xingó 500 Kv	-	SE	Nov-94	Dec-42
	SS Paulo Afonso IV	1,200.0	AL	Jan-79	Dec-42
	SS Recife II	2,410.0	PE	Jan-79	Dec-42
	SS S. João do Piaui	418.0	PI	Nov-80	Dec-42
	SS Zebu	38.0	AL	Nov-76	Dec-42
	SS Abaixadora	110.0	BA	Oct-67	Dec-42
	SS Bom Jesus da Lapa	162.0	BA	Sep-81	Dec-42
	SS Gov. Mangabeira	200.0	BA	Mar-60	Dec-42
	SS Quixadá	-	CE	Jul-03	Dec-42
	SS Jacaracanga	301.0	BA	Jan-82	Dec-42
	SS Ribeirão	300.0	PE	Oct-94	Dec-42
	SS Rio Largo II	301.0	AL	Dec-62	Dec-42
	SS Messias	1,201.0	AL	Nov-94	Dec-42
	SS Camaçari II	2,605.0	BA	Jan-79	Dec-42
	SS Catu	300.0	BA	May-56	Dec-42
	SS Cotegipe	302.0	BA	Jan-56	Dec-42
	SS Teresina	590.0	PI	Apr-70	Dec-42
	SS Fortaleza II	1,800.0	CE	May-00	Dec-42
	SS Goianinha	300.0	PE	Jan-61	Dec-42
	SS Teresina II	900.0	PI	May-00	Dec-42
	SS Delmiro Gouveia	401.0	CE	Jun-89	Dec-42
	SS Maceió	400.0	AL	Sep-02	Dec-42
	SS Itabaiana	223.0	SE	May-57	Dec-42
	SS Itaparica	10.0	PE	Jan-83	Dec-42
	SS Jardim	1,601.0	SE	Aug-79	Dec-42
	SS Sobral III	1,200.0	CE	Apr-00	Dec-42
	SS Xingó 69 Kv	12.5	SE	Jan-87	Dec-42
	SS Olindina	40.0	BA	Apr-80	Dec-42
	SS Luiz Gonzaga 500kv	-	PE	May-88	Dec-42
	SS Floresta II(1)	-	PE	Oct-14	-
Furnas(2)	Adrianópolis	3,290.0	RJ	Nov-70	Dec-42
	Angra	974.6	RJ	Apr-71	Dec-42
	Araraquara	-	SP	Apr-76	Dec-42
	Bandeirantes	1,433.3	GO	Oct-72	Dec-42
	Barro Alto	183.0	GO	Mar-82	Dec-42
	Brasília Geral	300.0	DF	Feb-60	Dec-42
	Brasília Sul	2,094.2	DF	Mar-73	Dec-42
	Cachoeira Paulista	583.3	SP	Oct-76	Dec-42
	Campinas	1,970.0	SP	Sep-72	Dec-42
	Campos	1,283.3	RJ	Feb-73	Dec-42
	Foz do Iguaçu	15,968.0	PR	Dec-82	Dec-42
	Grajaú	2,800.0	RJ	Dec-79	Dec-42
	Guarulhos	-	SP	Sep-63	Dec-42
	Gurupi	-	TO	Mar-99	Dec-42
	Ibiúna	12,050.4	SP	Apr-84	Dec-42
	Imbariê	-	RJ	Oct-68	Dec-42
	Iriri	-	RJ	Oct-09	Dec-42
	Itabera	-	SP	Sep-82	Dec-42
	Itutinga	-	MG	Apr-67	Dec-42
	Ivaiporã	10,956.0	PR	Oct-82	Dec-42
	Jacarepaguá	1,350.0	RJ	Dec-67	Dec-42
	Macaé	-	RJ	Nov-01	Dec-42
	Mogi das Cruzes	1,166.7	SP	Mar-64	Dec-42
	Niquelândia	-	GO	Oct-99	Dec-42
	Pirineus	-	GO	Nov-06	Dec-42
	Poços de Caldas	1,846.7	MG	Sep-63	Dec-42
	Resende	-	RJ	Apr-09	Dec-42
	Rio Verde	333.3	GO	Dec-75	Dec-42
	Rocha Leão	-	RJ	Dec-72	Dec-42
	Samambaia	4,250.0	DF	Mar-98	Dec-42
	São José	2,600.0	RJ	Aug-91	Dec-42
	Tijuco Preto	17,014.7	SP	Sep-82	Dec-42
	Viana	750.0	ES	Dec-05	Dec-42
	Vitória	969.2	ES	Nov-78	Dec-42
	Corumbá	556.0	GO	Mar-97	Dec-42
	Funil	300.0	RJ	Dec-69	Dec-42
	Furnas	1,399.2	MG	Sep-63	Dec-42
	Luiz C. Barreto	1,333.3	SP	Mar-69	Dec-42
	Marimbondo	2,393.3	MG	Aug-75	Dec-42
	Porto Colômbia	425.0	MG	Jul-73	Dec-42
Eletrosul	Alegrete	83.0	RS	May-71	Dec-42
	Anastácio	150.0	MS	Aug-94	Dec-42
	Areia	672.0	PR	Aug-80	Dec-42
	Assis(3)	336.0	SP	Mar-79	Dec-42
	Atlântida 2	249.0	RS	May-07	Dec-42
	Biguaçu	300.0	SC	Apr-08	Dec-42
	Blumenau	1,962.0	SC	Apr-79	Dec-42
	Campos Novos	2,466.0	SC	Sep-82	Dec-42
	Canoinhas	375.0	SC	Feb-88	Dec-42
	Caxias	2,016.0	RS	Dec-01	Dec-42
	Caxias 5(3)	215.0	RS	Jun-05	Dec-42
	Charqueadas	88.0	RS	Jan-72	Dec-42
	Curitiba	1,344.0	PR	Oct-80	Dec-42
	Desterro	150.0	SC	Dec-08	Dec-42
	Dourados	300.0	MS	Nov-87	Dec-42
	Farroupilha	88.0	RS	Jun-73	Dec-42
	Florianópolis	75.0	SC	Dec-74	Dec-42
	Gravataí	2,016.0	RS	Sep-82	Dec-42
	Gravataí 3	165.0	RS	Nov-07	Dec-42
	Ilhota	100.0	SC	Dec-76	Dec-42
	Itajaí	450.0	SC	Jan-02	Dec-42
	Joinville	691.0	SC	Nov-74	Dec-42
	Joinville Norte	300.0	SC	Jun-09	Dec-42
	Jorge Lacerda "A"	399.8	SC	Jun-73	Dec-42
	Londrina	1,344.0	PR	Apr-88	Dec-42
	Nova Santa Rita	2,016.0	RS	Aug-09	Dec-42
	Palhoça	384.0	SC	Jan-84	Dec-42
	Passo Fundo	168.0	RS	Nov-92	Dec-42
	Salto Osório	33.3	PR	Oct-75	Dec-42
	Salto Santiago	15.0	PR	Nov-80	Dec-42
	Santo Ângelo	1,344.0	RS	Dec-99	Dec-42
	Siderópolis	352.0	SC	Apr-75	Dec-42
	Tapera 2	166.0	RS	Mar-05	Dec-42
	Xanxerê	600.0	SC	Jun-83	Dec-42

Marketletter 2Q16

(1) Substations transferred to Chesf by donation by acessantes as contractual clause between ANEEL and the agents who needed to build these facilities.

(2) Total Transformation Capacity (MVA Total) = operating capacity + capacity + capacity reservation under review.

(3) Transformers installed in third part substations.

VII.3.2 Substation – Enterprise not renewed in terms of 12,783/13 Law

Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Ribeiro Gonçalves	350.0	MA	Dec/11	Jan/39
	Balsas	200.0	MA	Dec/11	Jan/39
	São Luis III	300.3	MA	May/10	Mar/38
	Miranda II (ATR1)	450.0	MA	Nov/10	Jan/39
	Lucas do Rio Verde	75.0	MT	Apr/13	Jun/41
	Nobres	200.0	MT	Sep/13	Dec/41
	Tucuruí	300.0	PA	Dec/14	Dec/41
	Lechuga	450.0	AM	Mar/15	May/42
	Coletora Porto Velho	5,438.4	RO	Mar/13	Feb/39
	Miramar	450.0	PA	Apr/16	Apr/46
Chesf	SS Lifting Curemas Plant	5.0	PB	Jan/68	Nov/24
	SS Lifting Therm. Camaçari Plant	400.0	BA	Sep/78	Aug/27
	SS Lifting Sobradinho Plant	1200.0	BA	Oct/79	Feb/22
	SS Tauá II	202.0	CE	Dec/07	Mar/35
	SS Ibicoara	410.0	BA	Jan/11	Jun/37
	SS Santa Rita II	450.0	PB	Jul/12	Aug/39
	SS Suape III	300.0	PE	Jul/12	Jan/39
	SS Natal III	300.0	RN	Aug/12	Aug/39
	SS Zebu II	200.0	AL	Jul/12	Aug/39
	SS Brumado	-	BA	Aug/10	Jun/37
	SS Camaçari IV	2,400.0	BA	Nov/12	Jul/40
	SS Suape II	1,200.0	PE	Dec/12	Jan/39
	SS Arapiraca III	100.0	AL	Jun/13	Oct/40
	SS Extremoz II	150.0	RN	Feb/14	Nov/40
	SS João Câmara	360.0	RN	Feb/14	Nov/40
	SS Acaraú	200.0	CE	Apr/14	Nov/40
	SS Igaporã	450.0	BA	Jun/14	Nov/40
	SS Aquiraz II (1)	-	CE	Dec/13	-
	SS Pecém II (1)	-	CE	Oct/13	-
	SS Ceará Mirim II (1)	-	RN	Sep/14	-
	SS Bom Jesus da Lapa II	-	BA	Dec/15	Nov/40
	SS Igaporã III	750.0	BA	Dec/15	Jun/42
	SS Pindaí II	300.0	BA	Dec/15	Jun/42
	SS Campina Grande III (1)	-	PB	Dec/15	Oct/41
	SS Garanhuns II (1)	-	PE	Dec/15	Dec/41
	SS Lagoa Nova II	300.0	RN	Dec/15	Oct/41
	SS Mirueira II	300.0	PE	Apr/16	Jun/42
	SS Polo	100.0	BA	Apr/16	Oct/40
Furnas(2)	Zona Oeste	1,200.0	RJ	Dec/14	May/42
	Batalha	90.0	MG	Aug/06	Aug/41
	Campos	186.0	RJ	Dec/68	Jul/27
	Itumbiara	5,075.0	MG	Mar/73	Feb/20
	Manso	312.5	MT	Nov/00	Feb/35
	Mascarenhas de Moraes	1,650.7	MG	Dec/56	Oct/23
	Santa Cruz(3)	1,544.0	RJ	Jun/67	Jul/15
	São Gonçalo	42.5	RJ	Jul/77	(4)
	Serra da Mesa	1,576.4	GO	Mar/98	Nov/39
	Simplício	497.5	RJ	Aug/06	Aug/41
Eletrosul	Foz do Chapecó	150.0	RS	Dec/12	Jun/41
	Missões	150.0	RS	Nov/10	Jan/39
	Biguaçu	1,344.0	SC	Apr/08	Mar/35
	Caxias 6	330.0	RS	Aug/12	Oct/40
	Ijuí 2	166.0	RS	Apr/13	Oct/40
	Lageado Grande	75.0	RS	Nov/12	Oct/40
	Nova Petrópolis 2	83.0	RS	Nov/12	Oct/40
	Uruquaiana Frequency Converter	109.7	RS	Sep/94	Jul/21
	Ivinhema 2(5)	300.0	MS	Jan/16	Jan/44
	Biguaçu - Extension	300.0	SC	Oct/12	Dec/42
	Itajaí – Extension	150.0	RS	Dec/13	Dec/42
	Joinville Norte - Extension	150.0	SC	Sep/13	Dec/42
	Nova Santa Rita – Extension	672.0	RS	Dec/13	Dec/42
	Tapera 2 - Extension	83.0	RS	Nov/12	Dec/42

(1) Substations belonging to SPEs in which CHESF has its own equipment installed at least one line of input.

(2) Total Transformation Capacity (MVA Total) = operating capacity + capacity + capacity reservation under review.

(3) Affected but not yet extended.

(4) Extension denied.

(5) Transformers installed in third part substations.

VIII.Distribution Data

VIII.1 Distribution Data

Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
ED Acre	19,660	250,515	0	15
ED Alagoas	42,360	1,088,084	102	40
ED Amazonas Energia	47,793	924,710	61	24
ED Piauí	85,727	1,192,118	244	84
ED Rondônia	57,720	600,329	52	60
ED Roraima	3,600	110,207	0	3

VIII.2 Energy Sold – MWh

Company	1Q16	2Q16
ED Acre	243,983	239,089
ED Alagoas	872,817	805,717
ED Amazonas Energia	1,503,876	1,460,731
ED Piauí	765,182	811,192
ED Rondônia	717,507	711,682
ED Roraima	200,319	190,045
Total	4,303,683	4,218,457

VIII.2.1 Energy Sold by Consumer Class

Class	1Q16		2Q16
	R$ Million	MWh	R$ Million	MWh
Residential	957.1	1,765,185.8	913.7	1,713,191.3
Industrial	259.7	679,363.7	256.9	656,385.1
Commercial, services and others activities	494.6	955,193.1	487.6	946,576.7
Rural	74.5	201,325.7	63.9	166,163.3
Public Utilities	156.1	341,586.1	166.3	367,762.1
Public Ilumination	63.0	187,477.9	59.8	193,153.8
Public service	59.0	161,338.0	58.5	163,978.2
Own Consumption	3.3	8,770.7	2.2	7,934.0
Others	114.7	2,888.5	14.4	3,312.3
Total	2,181.9	4,303,129.3	2,023.3	4,218,456.7

VIII.3 Energy purchased for resale*

Company	Buyer	1Q16		2Q16
		R$ Million	MWh	R$ Million	MWh
ED Acre	Eletrobras System	145.78	243,429.00	100.00	239,089
	Others	-	-	-	-
ED Alagoas	Eletrobras System	56.30	262,812	71.05	258,143
	Others	231.90	1,051,246	113.70	1,032,570
ED Amazonas Energia	Eletrobras System	-	2,062,635	153.61	871,902
	Others	133.36	511,184	161.03	612,984
ED Piauí	Eletrobras System	53.78	380,422	54.20	384,602
	Others	188.33	762,631	185.22	848,869
ED Rondônia	Eletrobras System	34.53	188,340	51.36	206,632
	Others	181.65	990,742	270.20	1,086,963
ED Roraima	Eletrobras System	58.29	261,740	55.13	247,561
	Others	46.97	38,822	46.60	23,172

*In the distribution companies, it is considered the gross amount without the CDE/CCC discounts, while in section IV.2.3 values are net.

VIII.4 Network Expansion – number of new connections

Company	1Q16	2Q16
ED Acre	406	851
ED Alagoas	10,301	32,513
ED Amazonas Energia	11,328	9,745
ED Piaui	13,166	12,991
ED Rondonia	8,394	7,092
ED Roraima	909	1,461

VIII.5 Fuel used to produce electric energy*

Company	Type (Unit)	1Q16		2Q16
		Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	15,458,374.0	44.9	14,972,912.0	43.5
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	117,843,801.0	392.2	113,541,586.0	379.3
	Gas (m3)
ED Piauí	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	32,421,500.0	99.5	14,445,551.0	40.1
	Gas (m3)
ED Roraima	Diesel Oil (L)	10,937,402.3	26.0	6,569,168.0	20.2
	Gas (m3)

*Net of taxes

VIII.6 Quality Indicators and Operational Performance

Company	DEC/ Stoppage Duration – hours	FEC Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	27.1	18.9	480.9	9.9	14.4
ED Alagoas	13.3	9.1	238.9	10.3	16.1
ED Amazonas Energia	23.5	15.0	309.9	7.8	35.2
ED Piauí	13.4	8.9	415.7	11.2	15.6
ED Rondônia	5.9	4.4	266.9	11.2	17.7
ED Roraima	22.3	22.8	103.0	7.0	5.6

VIII.7 Default

Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Public Utilities	29.38	35.77	36.20	8.57	27.47	7.33	144.72
Industrial	3.93	18.35	33.97	9.85	13.00	0.57	79.66
Residential	25.01	89.58	161.56	123.59	64.98	8.38	473.10
Commercial, services and others activities	7.88	34.41	68.92	39.83	22.64	2.30	175.98
Others	8.36	42.39	67.41	33.54	33.57	10.54	195.81
Total	74.56	220.50	368.06	215.38	161.66	29.12	1,069.28

IX.Employees  - Effective Headcount

IX.1 By Department

Company	Administrative	Operational
Eletronorte	1,000	2,017
Chesf	1,498	3,066
Furnas	1,155	2,594
Eletronuclear	502	1,435
Eletrosul	528	777
CGTEE	107	489
Amazonas GT	105	355
Itaipu Binacional	996	381
ED Acre	158	93
ED Alagoas	318	794
ED Amazonas Energia	474	1,254
ED Piauí	221	1,209
ED Rondônia	168	535
ED Roraima	142	211
Eletropar	4	0
Total	8,474	15,515

IX.2 Complementary Work-force

Eletrobras Companies	2Q16
Eletronorte	237
Chesf	0
Furnas	1,077
Eletronuclear	0
Eletrosul	0
CGTEE	0
Amazonas GT	0
Itaipu Binacional	0
ED Acre	402
ED Alagoas	541
ED Amazonas Energia	0
ED Piauí	1,602
ED Rondônia	1,374
ED Roraima	164
Eletropar	0
Total	5,397

X. Investments

X.1 Total Investment

Generation	1Q16	2Q16	2016 Budget
Eletrobras	-	-	-
Eletronorte	0.99	0.49	41.00
Chesf	2.48	2.63	104.50
Furnas	7.15	4.32	51.61
Eletronuclear	253.88	337.20	4.006.43
Eletrosul	13.43	0.19	65.35
CGTEE	1.26	0.53	30.58
Amazonas GT	14.91	63.51	225.07
Itaipu Binacional	-	-	-
ED Amazonas Energia	-	1.84	7.21

Generation - Maintenance	1Q16	2Q16	2016 Budget
Eletrobras	-	-
Eletronorte	1.79	0.74	21.00
Chesf	8.40	8.03	46.60
Furnas	5.21	12.62	68.90
Eletronuclear	7.01	40.30	213.21
Eletrosul	0.40	0.04	11.79
CGTEE	1.13	1.16	18.79
Amazonas GT	0.04	0.02	26.80
Itaipu Binacional	-	-	-
ED Amazonas Energia	-	3.35	4.50

Generation – Partnership Investments	1Q16	2Q16	2016 Budget
Eletrobras	255.00	133.50	250.64
Eletronorte	364.16	235.74	286.81
Chesf	266.18	10.00	789.21
Furnas	349.10	91.32	844.30
Eletronuclear	-	-	-
Eletrosul	143.33	94.45	238.60
CGTEE	-	-	-
Amazonas GT	-	-	-
Itaipu Binacional	-	-	-
ED Amazonas Energia	-	-	-

Transmission	1Q16	2Q16	2016 Budget
Eletrobras	4.40	-	12.00
Eletronorte	86.35	94.69	588.92
Chesf	178.42	137.22	476.96
Furnas	40.83	49.79	350.10
Eletrosul	21.15	35.69	879.69
Amazonas GT	0.53	0.14	22.20
ED Amazonas Energia	-	-	-
Other Companies (*)	0.48	1.61	19.78

(*) Includes the companies Cepel, Eletropar, Uirapuru, TSBE, RBSE, LVTE.

Transmission - Maintenance	1Q16	2Q16	2016 Budget
Eletrobras	-	-
Eletronorte	5.24	3.93	55.00
Chesf	29.27	26.15	99.16
Furnas	33.58	48.04	300.63
Eletrosul	0.80	0.54	7.51
Amazonas GT	-	-	4.22
ED Amazonas Energia	-	-
Other Companies (*)	-	-

(*)Includes the companies Cepel, Eletropar, Uirapuru, TSBE, RBSE, LVTE.

Transmission – Partnership Investments	1Q16	2Q16	2016 Budget
Eletrobras	-	-	-
Eletronorte	18.00	196.96	194.46
Chesf	0.74	-	15.00
Furnas	29.91	191.35	607.56
Eletrosul	1.60	1.50	103.42
Amazonas GT	-	-	-
ED Amazonas Energia	-	-	-
Other Companies (*)	-	-	-

(*) Includes the companies Cepel, Eletropar, Uirapuru, TSBE, RBSE, LVTE.

Distribution	1Q16	2Q16	2016 Budget
ED Acre	4.53	6.76	59.41
ED Alagoas	13.44	20.06	169.91
ED Amazonas Energia	20.61	34.18	551.82
ED Piauí	12.06	14.85	215.93
ED Rondônia	15.79	18.31	133.42
ED Roraima	4.84	7.59	29.81

Distribution - Maintenance	1Q16	2Q16	2016 Budget
ED Acre	2.56	2.59	15.07
ED Alagoas	8.35	10.82	59.91
ED Amazonas Energia	12.15	10.32	79.75
ED Piauí	6.59	14.02	56.49
ED Rondônia	8.44	10.22	44.19
ED Roraima	0.69	0.98	4.74

Others	1Q16	2Q16	2016 Budget
Eletrobras	0.06	0.05	37.80
Eletronorte	3.39	4.29	49.40
Chesf	12.30	16.45	105.53
Furnas	14.78	16.81	142.12
Eletronuclear	0.35	2.08	19.88
Eletrosul	1.41	0.42	30.43
CGTEE	0.29	1.02	35.97
Amazonas GT	0.04	-	16.84
Itaipu Binacional	-	-	-
ED Acre	7.50	7.13	28.38
ED Alagoas	9.05	7.83	66.28
ED Amazonas Energia	17.96	33.02	199.47
ED Piauí	2.43	4.08	137.47
ED Rondônia	7.32	11.61	86.20
ED Roraima	0.74	0.62	6.07
Other Companies(*)	0.42	1.49	10.18

(*) Include the companies Cepel, Eletropar, Uirapuru, TSBE, RBSE, LVTE.

The 2016 budget was changed according to Decree of 02/25/2016

X.2 New Investments

X.2.1 Generation

X.2.1.1 Integral Responsability

Company	Unit	State	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession
			Total	Up to 2Q16
Chesf	WPP Casa Nova I	BA	800.00	662.48	180	61.4	Dec/16 (1)	May/12	Jan/46
	WPP Casa Nova II	BA	102.50	4.78	28	7.1	Dec/17	Aug/16	May/49 (2)
	WPP Casa Nova III	BA	93.10	3.16	24	5.5	Dec/17	Aug/16	May/49 (2)
Furnas	SHU Anta	RJ/MG	2,296.6(3) Basis: Dec/08	2,483.42	28	15.9(5)	GU1 and GU2: See (4)	Mar/07
Eletronuclear	Angra 3	RJ - Angra dos Reis	26,144 (6)	8.064 (7)	1,405	1,214.2	Dec/22	Jul/08	Dec/60 (8)
Eletrosul	SHU Santo Cristo (9)	SC	165.40	19.45	19.5	11.04	-	-	Jun/42
	SHU Coxilha Rica (10)	SC	-	10.08	18	10.1	-	-	Jun/42
Amazonas Energia	TPU Mauá 3	Amazonas	1,183.28	78.62	590.75

(1) Dec/16: Start of 36 wind turbine operation; Dec/17: park complete operating (120 turbines).

(2) According to the MME Ordinance No. 220 of 05.26.2014 and MME Ordinance No. 225 of 05.28.2014.

(3) Includes Simplicio, which is already in operation.

(4) Scheduled date for start of commercial operation of the generating units of PCH Anta as Match DE.E.026.2016 of June 23, 2016, sent to ANEEL: UG1 - 05.01.2018 and UG2 – 09.01.18. It is worth mentioning that the contract supplier consortium was terminated.

(5) Assured Energy is only the increase to occur when the Anta commercial operation. It does not include the assured energy of Simplicio, reported in Section 1.2.

(6) Includes direct costs of R$ 21,051 million approved in RDE 1302.007/16 de 07/26/2016, approving the new entry into operation date. With indirect costs of R$ 26,144 million.

(7) Includes direct costs and estimated indirect.

(8) No operating license for Angra 3. It is considered 40 years from 1.1.2021 by analogy with Angra 2.

(9) The implementation of this project awaits evaluation. Considered the original budget from August/2013 to be re-evaluated when the deployment resumes.

(10) Start of construction and indefinite operation negative opinion function of the National Artistic Heritage Institute - IPHAN.

X.2.1.2 Special Proposed Company

SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners
									Total	Up to 2Q16
Norte Energia S.A. (1)	HPU Belo Monte	Eletronorte (19.98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	4,418.90	Apr/16	Aug/11	Aug/45	Final working Basis: 35,131.72 April Basis/10: 27,706.00	29,949.22	87.94%	Eletrobras Holding (15.00%) Chesf (15.00%) Eletronorte (19.98%) Privados (50.02%)
Cia. Energética Sinop S.A.	HPU Sinop	Eletronorte (24.5%) Chesf (24.5%)	MT	400.00	239.8	Jan/18	Dec/13	Dec/47	2,598.76	1,023.80	67.40%	Chesf (24.5%) Eletronorte (24.5%) EDFNT (51.00%)
ESBR Participações S.A. (2)	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3,750.00	2,205.10	Sep/13	Dec/09	Aug/43	19,385.00	18,879.68	97.00%	Suez Energy (40%) Mizha Energia (20%) Eletrosul (20%)
Acauã Energia S.A.	WPP Acauã	Chesf (99.93%)	BA	12.00	3.1	May/17	mai/15	Apr/49	37.40	31.90	80.40%	Sequóia (0.00668%)
Angical 2 Energia S.A.	WPP Angical 2	Chesf (99.96%)	BA	14.00	5.1	Apr/17	mai/15	Apr/49	55.87	47.05	78.10%	Sequóia (0.04%)
Arapapá Energia S.A.	WPP Arapapá	Chesf (99.9%)	BA	10.00	2.2	Jun/17	mai/15	Apr/49	28.58	18.28	53.50%	Sequóia (0.1%)
Caititú 2 Energia S.A.	WPP Caititú 2	Chesf (99.96%)	BA	14.00	5.1	Sep/17	mai/15	Apr/49	57.20	42.97	65.10%	Sequóia (0.04%)
Caititú 3 Energia S.A.	WPP Caititú 3	Chesf (99.96%)	BA	14.00	4.7	Sep/17	mai/15	Apr/49	57.75	42.22	65.50%	Sequóia (0.04%)
Carcará Energia S.A.	WPP Carcará	Chesf (99.96%)	BA	10.00	4.6	Aug/17	mai/15	Apr/49	60.64	48.52	75.30%	Sequóia (0.04%)
Coqueirinho 2 Energia S.A.	WPP Coqueirinho 2	Chesf (99.98%)	BA	20.00	8.5	Mar/17	mai/15	Jun/49	100.15	89.71	81.10%	Sequóia (0.0238%)
Corrupião 3 Energia S.A.	WPP Corrupião 3	Chesf (99.96%)	BA	14.00	4.2	Aug/17	mai/15	Apr/49	58.39	45.70	69.60%	Sequóia (0.04%)
Papagaio Energia S.A.	WPP Papagaio	Chesf (99.96%)	BA	18.00	4.9	Apr/17	mai/15	Jun/49	62.64	48.80	67.30%	Sequóia (0.04%)
Tamanduá Mirim 2 Energia S.A.	WPP Tamanduá Mirim 2	Chesf (83.01%)	BA	24.00	8	Jun/17	mai/15	Jun/49	103.59	82.05	72.60%	Sequóia (16.99%)
Teiú 2 Energia S.A.	WPP Teiú 2	Chesf (99.95%)	BA	14.00	4.2	Jul/17	mai/15	Apr/49	48.41	33.69	63.90%	Sequoia (0.05%)
Teles Pires Participações S.A. (3)	HPU Teles Pires	Furnas (24.5%) Eletrosul (24.72%)	PA/MT	1,091.88	363.3	Nov/15	Aug/11	Jun/46	4,507.20	434.31	100.00%	Eletrosul(24.72%) Neoenergia (50.56%) Odebrecht Part. Invest. (0.09%)
Madeira Energia S.A. (3)	HPU Santo Antônio	Furnas (39%)	RO	417.57	206.2	Mar/12	Aug/08	Jun/43	20,743.00	4,027.40	99.74%	Odebrecth Energia(18.6%) Cemig (10.0%) SAAG (12.4%) Andrade Gutierrez (12.4%) Fundo de Invest. and Participações Amazônia Energia (20.0%)
Empresa de Energia São Manoel S.A.	HPU São Manoel	Furnas (33.33%)	MT/PA	700.00	421.7	From Jan/18	Aug/14	Apr/49	3,178.00	245.00	49.23%	EDP – Energias do Brasil S.A.(33.33%) CWEI (33.33%)
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.50	11.1	May/18	Aug/16	May/47	78.68	7.58	0.00%	PF Participações (51.00%)
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	Furnas (49%)	CE	15.00	7.7	May/18	Aug/16	Mar/47	78.68	5.05	0.00%	PF Participações (51.00%)
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (49%)	RN	30.00	13.4	May/18	Aug/16	May/48	78.68	9.57	0.00%	PF Participações (51.00%)
Central Geradora Eólica São Paulo S.A.	São Paulo	Furnas (49%)	CE	17.50	8.1	May/18	Aug/16	Mar/47	78.68	5.59	0.00%	PF Participações (51.00%)
Energia dos Ventos V S.A.	São Januário	Furnas (99.99%)	CE	19.20	9	Jul/19	Jan/17	Jul/47	109.06	10.69	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (99.99%)	CE	28.80	12.8	Jul/19	Jan/17	Aug/47	109.06	10.69	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VII S.A.	Jandaia	Furnas (99.99%)	CE	28.80	14.1	Jul/19	Jan/17	Aug/47	109.06	10.69	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VIII S.A.	São Clemente	Furnas (99.99%)	CE	19.20	9.3	Jul/19	Jan/17	Jul/47	109.06	10.69	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos IX S.A.	Jandaia I	Furnas (99.99%)	CE	19.20	9.9	Jul/19	Jan/17	Jul/47	109.06	10.69	0.00%	Alupar(0%) Central Eólica Goiabeira (0.01%)
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (49%)	CE	18.00	8.1	May/18	Aug/16	Apr/49	136.16	8.10	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cachoeira Eólica S.A.	Cachoeira	Furnas (49%)	CE	12.00	5	May/18	Aug/16	Apr/49	136.16	8.10	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Pitimbu Eólica S.A.	Pitimbu	Furnas (49%)	CE	18.00	7.2	May/18	Aug/16	Mar/49	136.16	8.10	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Caetano Eólica S.A.	São Caetano	Furnas (49%)	CE	25.20	11	May/18	Aug/16	Apr/49	136.16	8.10	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Caetano I Eólica S.A.	São Caetano I	Furnas (49%)	CE	18.00	7.7	May/18	Aug/16	Apr/49	136.16	8.10	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Galvão Eólica S.A.	São Galvão	Furnas (49%)	CE	22.00	9.5	May/18	Aug/16	Mar/49	136.16	8.10	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (49%)	RN	22.00	9.4	May/18	Aug/16	Jul/49	142.02	7.83	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (49%)	RN	18.00	7.3	May/18	Aug/16	Jul/49	142.02	7.83	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (49%)	RN	16.00	7.5	May/18	Aug/16	Jul/49	142.02	7.83	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (49%)	RN	24.00	10.1	May/18	Aug/16	Jul/49	142.02	7.83	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cervantes I Eólica S.A.	Cervantes I	Furnas (49%)	RN	16.00	7.1	May/18	Aug/16	Jul/49	142.02	7.83	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cervantes II Eólica S.A.	Cervantes II	Furnas (49%)	RN	12.00	5.6	May/18	Aug/16	Jul/49	142.02	7.83	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Punaú I Eólica S.A.	Punaú I	Furnas (49%)	RN	24.00	11	May/18	Aug/16	Jul/49	142.02	7.83	0.00%	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Geradora Eólica Arara Azul S.A.	Arara Azul	Furnas (90%)	RN	27.50	10.7	Oct/18	Jan/17	Nov/49	88.58	There is no amount	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Geradora Eólica Bentevi S.A.	Bentevi	Furnas (90%)	RN	15.00	5.7	Oct/18	Jan/17	Nov/49	88.58	There is no amount	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Bentevi Ltda (0.01%)
Geradora Eólica Ouro Verde I S.A.	Ouro Verde I	Furnas (90%)	RN	27.50	10.7	Oct/18	Jan/17	Nov/49	88.58	There is no amount	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde I Ltda (0.01%)
Geradora Eólica Ouro Verde II S.A.	Ouro Verde II	Furnas (90%)	RN	30.00	11.2	Oct/18	Jan/17	Nov/49	88.58	There is no amount	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde II Ltda (0.01%)
Geradora Eólica Ouro Verde III S.A.	Ouro Verde III	Furnas (90%)	RN	25.00	9.4	Oct/18	Jan/17	Nov/49	88.58	There is no amount	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde III (0.01%)
Geradora Eólica Ventos de Santa Rosa S.A.	Santa Rosa	Furnas (90%)	CE	20.00	8.4	Oct/18	Jan/17	Oct/49	91.20	There is no amount	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Santa Rosa Ltda (0.01%)
Geradora Eólica Ventos de Uirapuru S.A.	Uirapuru	Furnas (90%)	CE	28.00	12.6	Oct/18	Jan/17	Oct/49	91.20	There is no amount	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Uirapuru Ltda (0.01%)
Geradora Eólica Ventos do Angelim S.A.	Ventos de Angelim	Furnas (90%)	CE	24.00	10.3	Oct/18	Jan/17	Nov/49	91.20	There is no amount	0.00%	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Angelim Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel I	Furnas (90%)	RN	28.00	13	Oct/18	Jan/17	Oct/49	135.29	There is no amount	0.00%	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel II	Furnas (90%)	RN	28.00	12.8	Oct/18	Jan/17	Oct/49	135.29	There is no amount	0.00%	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel III	Furnas (90%)	RN	28.00	12.5	Oct/18	Jan/17	Nov/49	135.29	There is no amount	0.00%	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Itaguaçu da Bahia	Furnas (49%)	BA	28.00	14	Feb/19	May/18	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Ventos de Santa Luiza	Furnas (49%)	BA	28.00	14.2	Feb/19	Jan/17	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Ventos de Santa Madalena	Furnas (49%)	BA	28.00	14.7	Feb/19	Jan/17	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Ventos de Santa Marcella	Furnas (49%)	BA	28.00	13.6	Feb/19	Jan/17	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Vera SPE S.A.	Ventos de Santa Vera	Furnas (49%)	BA	28.00	15.2	Feb/19	Jan/17	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Ventos de Santo Antônio	Furnas (49%)	BA	28.00	16.1	Feb/19	Jan/17	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São Bento SPE S.A.	Ventos de São Bento	Furnas (49%)	BA	28.00	14.4	Feb/19	Jan/17	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São Cirilo SPE S.A.	Ventos de São Cirilo	Furnas (49%)	BA	28.00	14.7	Feb/19	Jan/17	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São João SPE S.A.	Ventos de São João	Furnas (49%)	BA	28.00	15	Feb/19	Jan/17	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São Rafael SPE S.A.	Ventos de São Rafael	Furnas (49%)	BA	28.00	13.8	Feb/19	Jan/17	Sep/49	144.93	6.96	0.00%	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)

(1) Operating with 1,258.9 MW.

(2) Operating with 3,150 MW.

(3) Installed capacity is still under implementation. Physical security is the additional value corresponding to the installed power still being implemented.

X.2.2 Transmission

X.2.2.1 Integral Responsability

X.2.2.1.1 Transmission Line

Eletrobras Companies	From - To	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Eletronorte	TL Utinga - Miramar 230 kv - Adequation	3.06	68	230	Feb/16	Dec/42
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Dec/17	Oct/38
	Funil-Itapebi C3	41.07	223.00	230	Dec/17	Apr/37
	Eunápolis-Teixeira Freitas II C2	44.15	152.00	230	Dec/17	Aug/39
	Pau Ferro-Santa Rita II	36.11	96.70	230	Nov/17	Aug/39
	Paraíso-Açu II	84.89	123.00	230	Oct/17	Nov/40
	Açu II-Mossoró II		69.00	0	Oct/17	Nov/40
	Morro do Chapéu II-Irecê	22.13	65.00	230	Oct/16	Oct/41
	Paraíso-Lagoa Nova II	33.11	65.00	230	Aug/16	Aug/41
	Teresina II-Teresina III	13.76	26.00	230	Aug/16	Dec/41
	Recife II-Suape II C2	41.91	44.00	230	Mar/18	Dec/41
	Camaçari IV-Sapeaçu	84.29	105.00	230	out/18	Dec/41
	Sapeaçu-Sto.Antonio de Jesus C3		31.00	230	Dec/17	Dec/41
	Jardim-N Sra do Socorro	13.6	1.30	230	Sep/17	May/42
	Messias-Maceió II		20.00	230	Aug/17	May/42
	Camaçari IV-Pirajá	47.07	45.00	230	Feb/18	May/42
	Pituaçú-Pirajá		5.00	230	Feb/18	May/42
	Mossoró II-Mossoró IV	81.74	40.00	230	Jul/17	Jun/42
	Ceará Mirim II-Touros II		56.17	230	Jul/17	Jun/42
	Russas II-Banabuiu C2		110.00	230	Dec/17	Jun/42
Furnas	TL Mascarenhas – Linhares and SS Linhares	67.2 (Basis: Dec/08)	99	230	Apr/17	Jul/40
	TL Xavantes – Pirineus (1)	31.18 (Basis: Sep/11)	50	230	Oct/17	Dec/41
Eletrosul	Port. Jorge Lacerda A - Palhoça, in SS Garopaba	9.89	5.4	138	(2)	Dec/42
	Port. TL Porto Primavera - Ivinhema, in SS Nova Andradina (Enersul)	9.85	11	138	Jul/16	Dec/42
	Port. Blumenau - Palhoça, in SS Gaspar 2	8.50	2	230	Sep/16	Dec/42
	Capivari do Sul - Viamão 3	53.11	71.8	230	Mar/18	Mar/45
	Capivari do Sul - Guaíba 3	223.42	170	525	Mar/18	Mar/45
	Capivari do Sul - Gravataí	94.15	73.7	525	Mar/18	Mar/45
	Guaíba 3 - Povo Novo C2	234.16	235.6	525	Mar/18	Mar/45
	Marmeleiro 2 - Povo Novo C2	163.77	152	525	Mar/18	Mar/45
	Marmeleiro 2 - Santa Vitória do Palmar 2 - C2	54.77	48.3	525	Mar/18	Mar/45
	Guaíba 3 - Nova Santa Rita C2	58.84	37	525	Mar/18	Mar/45
	Gravataí - Guaíba 3 C1	169.65	68.7	525	Mar/18	Mar/45
	Guaíba 2 - Guaíba 3 C1	15.73	19.1	230	Mar/18	Mar/45
	Guaíba 2 - Guaíba 3 C2	15.73	19.1	230	Mar/18	Mar/45
	Port. Nova Santa Rita - Povo Novo, in SS Guaíba 3	0.93	10.8	525	Mar/18	Mar/45
	Candiota 2 - Guaíba 3 C2	426.80	271	525	Mar/18	Mar/45
	Port. Bagé 2 - Presidente Médici, in SS Candiota 2	8.32	6.4	230	Mar/18	Mar/45
	Porto Alegre 1 - Porto Alegre 8 - Underground	22.99	4	230	Mar/18	Mar/45
	Porto Alegre 1 - Porto Alegre 12 - Underground	23.10	3.5	230	Mar/18	Mar/45
	Gravataí 3 - Salto Osório 3	50.75	67.5	230	Mar/18	Mar/45
	Port. Lagoa dos Barros - Osório 2	2.31	1.6	230	Mar/18	Mar/45
	Port. Nova Prata 2 - Passo Fundo (C1) in SS Vila Maria	1.69	0.8	230	Mar/18	Mar/45
	Port. Nova Prata 2 - Passo Fundo (C2) in SS Vila Maria	1.69	0.8	230	Mar/18	Mar/45
	Livramento 3 - Alegrete 2	63.84	122.1	230	Mar/18	Mar/45
	Livramento 3 - Santa Maria 3	125.71	224	230	Mar/18	Mar/45
	Livramento 3 - Cerro Chato	7.98	6	230	Mar/18	Mar/45
	Livramento 3 - Maçambará 3	102.20	186.4	230	Mar/18	Mar/45
	Port. Maçanbará - Santo ângelo (C1) in SS Maçambará 3	0.36	1.2	230	Mar/18	Mar/45
	Port. Maçanbará - Santo Ângelo (C2) in SS Maçambará 3	0.36	0.6	230	Mar/18	Mar/45

(1) The transmission line was energized in 03/25/2016, the detached form the circuit 1 (CELG), and still depends on the completion of the line inputs at substations associated with the project.

(2) The definition of operating start depends substation deployment Celesc distributor.

X.2.2.1.2 Substations

Eletrobras Companies	SS	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	SS Miramar - Stage 2 EL 230 kv to SS Utinga	10.57	---	230	Mar/16	Dec/42
	SS Rondonópolis - Stage AT4	15.92	---	230	Feb/16	Dec/42
	SS Tucuruí - Stage BY RLL	8.86	---	500	Feb/16	Dec/42
	SS Tucuruí - Stage AT2 and Pátio 230kv	73.70	---	500	Feb/16	Dec/42
	SS Utinga - EL 230kv to Miramar - C1 and C2	16.47	---	230	Feb/16	Dec/42
Chesf	SS 230/69 kv Morro do Chapéu II	24.33	150	BA	Oct/16	Oct/41
	SS 230/69 kv Ibiapina	51.22	200	CE	Aug/16	Aug/41
	SS 230/69 kv Teresina III	29.21	400	PI	Aug/16	Dec/41
	SS 230/69 kv N.S. Socorro	94.43	300	SE	Sep/17	May/42
	SS 230/69 kv Maceió II	0.00	400	AL	Aug/17	May/42
	SS 230/138 kv Poções II	0.00	200	BA	Jul/17	May/42
	SS 230/69 kv Pirajá	30.57	360	BA	Nov/17	May/42
	SS 230/69 kv Jaboatão II	68.77	300	PE	Nov/17	Jun/42
	SS 230/69 kv Touros II	46.18	150	RN	Jul/17	Jun/42
	SS 230/69 kv Mossoró IV	0.00	100	RN	Jul/17	Jun/42
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Dec/17	Oct/38
Eletrosul	Garopaba - Two EL implementation modules	7.48	-	SC	(1)	Dec/42
	Gaspar - Two EL implementation modules	6.80	-	SC	Sep/16	Dec/42
	Biguaçu - Expansion "J"	37.58	672	SC	Sep/16	Mar/35
	Biguaçu - Expansion – Bar Reactors Bench 525 kV - 200 MVAr	34.17	-	SC	Jun/17	Mar/35
	Canoinhas - Expansion "G"	5.41	50	SC	Sep/16	Dec/42
	Desterro - Expansion "A"	12.20	150	SC	Sep/16	Dec/42
	Joinville Norte - Expansion "E"	11.79	150	SC	Sep/16	Dec/42
	Lageado Grande II - Imp. 2nd Transformer 230/138 kV and connections	10.60	75	SC	Nov/16	Oct/40
	Nova Andradina (Enersul) - Two EL implementation modules 138 Kv	4.96	-	MS	Jul/16	Dec/42
	Canoinhas - Expansion "F"	7.92	150	SC	Jan/18	Dec/42
	Santo Ângelo - Expansion "G"	44.30	672	RS	Feb/18	Dec/42
	Tapera - Expansion "C" - 50 MVAr	8.15	-	RS	Jan/18	Dec/42
	Dourados – Two benches capacitors of 230kV of 50 Mvar	16.10	-	MS	Apr/18	Dec/42
	Capivari do Sul 525/230/138 kV	165.90	1544	RS	Mar/18	Mar/45
	Viamão 3 (Expansion) 230 kV	7.20	-	RS	Mar/18	Mar/45
	Gravataí 3 (Expansion) 525 kV	21.48	-	RS	Mar/18	Mar/45
	Guaíba 3 525/230 kV	210.72	1344	RS	Mar/18	Mar/45
	Guaíba 2 (Expansion) 230 kV	11.66	-	RS	Mar/18	Mar/45
	Sta Vitória do Palmar (Expansion) 525 kV	16.04	-	RS	Mar/18	Mar/45
	Marmeleiro (Expansion) 525 kV	46.23	-	RS	Mar/18	Mar/45
	Povo Novo (Expansion) 525 kV	43.51	-	RS	Mar/18	Mar/45
	Nova Santa Rita (Expansion) 525 kV	8.49	-	RS	Mar/18	Mar/45
	Candiota 2 525/230 kV	99.57	1344	RS	Mar/18	Mar/45
	Livramento 3 – synchronous compensator 230 kV	109.33	-	RS	Mar/18	Mar/45
	Maçambará 3 230 kV	39.34	-	RS	Mar/18	Mar/45
	Alegrete 2 (Expansion) 230 kV	7.49	-	RS	Mar/18	Mar/45
	Santa Maria 3 (Expansion) 230 kV	9.18	-	RS	Mar/18	Mar/45
	Cerro Chato (Expansion) 230 kV	4.30	-	RS	Mar/18	Mar/45
	Porto Alegre 1 (Expansion, GIS) 230/69 kV	56.38	249	RS	Mar/18	Mar/45
	Porto Alegre 8 (Expansion) 230 kV	7.99	-	RS	Mar/18	Mar/45
	Porto Alegre 12 (Expansion, GIS) 230 kV	8.00	-	RS	Mar/18	Mar/45
	Osório 3 230 kV	22.83	-	RS	Mar/18	Mar/45
	Gravataí 3 (Expansion) 230 kV	7.44	-	RS	Mar/18	Mar/45
	Vila Maria 230/138 kV	43.80	300	RS	Mar/18	Mar/45

 (1) The definition of operating start depends on substation deployment Celesc distributor.

X.2.2.2 Special Proposed Company

   X.2.2.2.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
			Total(1)	Up to 2Q16
Transnorte Energia S.A.	Eng. Lechuga - Equador	Eletronorte (49%)	488.58	170.86	400.3	500	Feb/18	Jan/42
	Equador - Boa Vista		399.57	0.00	315.20
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	Eletronorte (24.5%) Furnas (49.9%)	5,578.00	2,049.00	2092	±800	Feb/18	Jun/44
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	425.00	382.00	156	230	Dec/16	Jul/40
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	Furnas (99%)	130.00	87.40	100	230	May/17
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	327.38	312.84	296.5	500	Aug/16
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas	Furnas (24.5%)	1,061.20	997.53	244	500	Aug/16
	Rio das Éguas - Luziânia				373	500	Aug/16
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49.9%)	36.00	24.50	69	230	Nov/16
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias	Furnas (49.9%)	2.021 (2)	598.52	399	500	Sep/17
	Araraquara II - Itatiba				207	500	Sep/17
	Araraquara II - Fernão Dias				241	500	Sep/17
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste	Furnas (39%)	293.30	209.98	67	500	Feb/17
	Brasília Sul - Brasília Geral				13.5	230	Aug/16
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, double circuit	Eletrosul (51%)	110.57	17.27	199 72	230 230	Sep/17 Jun/17 and Jan/18	Jan/44
Paraíso Transmissora de Energia S.A.	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; TL Portioning Chapadão - Campo Grande 2 - C1 in SS Paraíso 2	Eletrosul (24.5%)	133.97	5.68	65 217 1	230	Sep/17 Mar/18 Sep/17	Mar/45

(1) Investment Total Amount on the basis of the development of the business plan.

(2) Includes the substations and refers to June/16.

X.2.2.2.2 Substations

SPE	SS	Eletrobras Companies (%)	Total Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Transnorte Energia S.A.	SS Boa Vista - CER	Eletronorte (49%)	100.14		RR	May/15	Jan/42
	SS Engenheiro Lechuga		26.24		AM	Feb/18
	SS Equador		111.44		RR
	SS Boa Vista		100.24		RR
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static Compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static Compensator; (-300,+300) Mvar.	Furnas (49.9%)	0	-	SP	Nov/16	May/44
	SS 500/440 kV Fernão Dias 1.200 MVA – 1st Transf. bench			2,049	SP	Nov/16
	SS 500/440 kV Fernão Dias 2.400 MVA 2nd and 3rd Transf. bench			0	SP	Feb/18
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	Furnas (39%)	0	1,080	DF	Sep/16	Oct/43
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4.000 MW, with SS 500 kV Xingu;	Furnas (24.5%)	0	4,000	Xingu (PA) Estreito (MG)	Feb/18	Jun/44
	Converter Station CA/CC, ±800 kV, 3.850 MW, with SS 500 kV Estreito			3,850		Feb/18
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II	Furnas (49%)	0	(1)	MG	Aug/16	Aug/43
	SS Assis			(2)	SP	Aug/16	Aug/43
Fronteira Oeste Transmissora de Energia S.A. (3)	Pinhalzinho, in 230/138 kV (ATF1, ATF2 e ATF3); Extensions SS Maçarambá, Foz do Chapecó and Santo Angelo.	Eletrosul (51%)	58.69	450	SC/RS	Jun/17	Jan/44
Transmissora Sul Litorânea de Energia - TSLE	Extension SS Povo Novo 525/230 kV	Eletrosul (%)	36.99	672	RS	Aug/17	Aug/42
Paraíso Transmissora de Energia S.A.	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (24.5%)	72.23	300	MS	Mar/18 Sep/17 Sep /17	Mar/45

(1) 4 single-phase reactors of 45.3 MVAr each.

(2) 7 single-phase reactors of 45.3 MVAr each.

(3) The expansions of SSs Maçambara and Santo Angelo are scheduled for Sep/17. SSlocated in SC, and expanded in the RS.

XI. SPEs Data

XI.1 Operational Data

XI.1.1 Generation

XI.1.1.1 Operational Assets and Generated Energy

SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Assured Energy (MW Average)	Generated Energy MWh	Beginning of Operation		End of Concession
						1Q16	2Q16
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	Eletronorte (24.5%) Chesf (24.5%)	MT	261.0	154.9	319,240	234,471	Aug/11	Jul/42
Amapari Energia S.A. (1)	TPU Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	-	Jun/08	May/37
Brasventos Miassaba 3 Geradora de Energia S.A	Wind Farm Miassaba 3	Eletronorte (24.5%) Furnas (24.5%)	RN	68.5	22.8	26	40	jul/14 (2)	Aug/45
Brasventos Eolo Geradora de Energia S.A.	Wind Farm Rei dos Ventos 1	Eletronorte (24.5%) Furnas (24.5%)	RN	58.5	21.9	29	35	jul/14 (2)	Dec/45
Rei dos Ventos 3 Geradora de Energia S.A.	Wind Farm Rei dos Ventos 3	Eletronorte (24.5%) Furnas (24.5%)	RN	60.1	21.1	29	37	jul/14 (2)	Dec/45
ESBR Participações S.A. (3)	HPU Jirau	Chesf (20%) Eletrosul (20%)	MT	3,150.0	2,205.1	3,652,694	3,160,404	Aug/11	Jul/42
Norte Energia S.A. (4)	HPU B. Monte	Chesf (15%) Eletronorte (19.98%) Eletrobras Holding (15%)	PA	1,258.9	4,571.0	-	1,100,654	abr/16	Aug/45
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	PA	30.0	12.2	26,718	26,718	abr/16	Aug/45
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	28,908	28,908	Mar/13	Feb/46
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	27,375	27,375	Mar/13	Feb/46
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	17,312	17,312	Mar/13	Feb/46
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	12.0	16,942	16,942	Oct/15	Apr/49
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.9	16,388	16,388	Oct/15	Apr/49
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (49%)	BA	29.7	12.9	5,360	5,360	Oct/15	Apr/49
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1.76%)	BA	21.6	7.8	4,540	4,540	Mar/16	Jul/49
V. de Santa Joana IX Energia Renováveis S.A. (5)	Santa Joana IX	Chesf (1.56%)	BA	29.6	14.8	15,004	29,973	Mar/16	Jul/49
V. de Santa Joana X Energia Renováveis S.A. (5)	Santa Joana X	Chesf (49%)	PI	29.6	15.5	16,105	30,973	Aug/15	Aug/35
V. de Santa Joana XI Energia Renováveis S.A. (5)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	16,632	29,127	Jul/15	Aug/35
V. de Santa Joana XII Energia Renováveis S.A. (5)	Santa Joana XII	Chesf (49%)	PI	28.9	17.4	22,752	34,464	Jul/15	Aug/35
V. de Santa Joana XIII Energia Renováveis S.A. (5)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.2	17,242	30,148	Jul/15	Aug/35
V. de Santa Joana XV Energia Renováveis S.A. (5)	Santa Joana XV	Chesf (49%)	PI	28.9	17.3	21,221	34,571	Jul/15	Aug/35
V. de Santa Joana XVI Energia Renováveis S.A. (5)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.8	20,567	35,422	Jul/15	Aug/35
V. de Santa Joana I Energia Renováveis S.A. (6)	WPP Santa Joana I	Chesf (49%)	PI	28.9	14.7	20,320	20,690	Jul/15	Aug/35
V. de Santa Joana III Energia Renováveis S.A. (6)	WPP Santa Joana III	Chesf (49%)	PI	29.6	14.3	25,084	14,779	Jan/16	Dec/35
V. de Santa Joana IV Energia Renováveis S.A. (6)	WPP Santa Joana IV	Chesf (49%)	PI	28.9	14.2	17,474	24,787	Mar/16	Dec/35
V. de Santa Joana V Energia Renováveis S.A. (6)	WPP Santa Joana V	Chesf (49%)	PI	28.9	14.1	18,897	26,088	Jan/16	Dec/35
V. de Santa Joana VII Energia Renováveis S.A. (6)	WPP Santa Joana VII	Chesf (49%)	PI	27.2	14.8	22,109	26,604	Jan/16	Dec/35
V. de Santo Augusto IV Energia Renováveis S.A. (6)	WPP Santo Augusto IV	Chesf (49%)	PI	28.9	15.7	22,832	25,627	Jan/16	Dec/35
U.E.E. Caiçara I S.A. (7)	WPP Caiçara I	Chesf (49%)	PI	27.0	15.1	21,296	27,246	Feb/16	Dec/35
U.E.E. Caiçara II S.A. (7)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	14,553	18,624	Nov/15	Jun/47
U.E.E. Junco I S.A. (7)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	17,963	23,150	Nov/15	Jul/47
U.E.E. Junco II S.A (7)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	18,428	22,754	Nov/15	Jul/47
Eólica Serra das Vacas I S.A. (8)	Serra das Vacas I	Chesf (49%)	RN	23.9	12.2	22,908	23,517	Nov/15	Jul/47
Eólica Serra das Vacas II S.A. (8)	Serra das Vacas II	Chesf (49%)	PE	22.3	9.9	17,359	18,310	Dec/15	Jun/49
Eólica Serra das Vacas III S.A. (8)	Serra das Vacas III	Chesf (49%)	PE	22.2	11.0	20,989	19,545	Dec/15	Jun/49
Eólica Serra das Vacas IV S.A. (8)	Serra das Vacas IV	Chesf (49%)	PE	22.3	10.5	20,290	20,076	Dec/15	Jun/49
Enerpeixe S.A.	HPU Peixe Angical	Furnas (40%)	TO	498.8	280.5	-	-	Jun/06	Nov/36
Baguari Geração de Energia S.A.	HPU Baguari	Furnas (15%)	MG	140.0	80.0	5,215	28,848	Sep/09	Aug/41
Retiro Baixo Energética S.A.	HPU Retiro Baixo	Furnas (49%)	MG	82.0	38.5	83,611	-	Mar/10	Aug/41
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	-	1,206,771	Oct/10	Nov/36
Serra do Facão Energia S.A.	HPU Serra do Facão	Furnas (49.5%)	GO	212.6	182.4	113,508	106,671	Jul/10	Nov/36
Madeira Energia S.A.	HPU Santo Antônio (9)	Furnas (39%)	RO	3,150.4	2,218.0	3,468,985	3,634,245	Mar/12	Jun/43
Tijoá Participações e Investimentos S.A.	HPU Três Irmãos (10)	Furnas (49.9%)	SP	807.5	217.5	-	-	Oct/14	Sep/44
Teles Pires Participações S.A.	HPU Teles Pires (11)	Furnas (24.5%) Eletrosul (24.72%)	PA/MT	727.9	567.4	-	-	Nov/15	Jun/46
Eólica Livramento S.A. (12)	Wind Farms de Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (59%)	RS	25.2	30.1	16,219	20,504	Nov/13	Mar/47
Santa Vitória do Palmar S.A.	Wind Farms Geribatu I to X	Eletrosul (49%)	RS	258.0	109.2	175,256	191,250	Feb/15	Apr/47
Eólica –Chuí Holding S.A.	Wind Farms Chuí I to V, and Minuano I and II	Eletrosul (49%)	RS	144.0	59.9	93,512	102,236	May/15	Apr/47
Hermenegildo I S.A.	Wind Farms Verace 24 to 27	Eletrosul (99.99%)	RS	57.3	24.9	45,226	179,954	Nov/15	Jun/49
Hermenegildo II S.A.	Wind Farms Verace 28 to 31	Eletrosul (99.99%)	RS	57.3	25.3	40,525	45,516	Dec/15	Jun/49
Hermenegildo III S.A.	Wind Farms Verace 34 to 36	Eletrosul (99.99%)	RS	48.3	21.0	27,811	37,836	Dec/15	Jun/49
Chuí IX S.A.	Wind Farm Chuí 09	Eletrosul (99.99%)	RS	17.9	7.4	12,793	14,145	Oct/15	May/49

(1) The plant is dead since  07.04.2014. The Data Collection System - SCD has been disabled.

(2) Decision obtained through a writ of mandamus with an injunction.

(3) The first turbine began operating in Sep / 2013 with 75MW of installed capacity. In the second quarter 2016 the company totaled 42 machines in operation, resulting in an installed capacity of 3,150 MW in operation, of a total capacity of 3,750 MW. Increased physical guarantee of UHE Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 11.10.2015.

(4) 04 generating units in commercial operation totaling 1258.9 MW in commercial operation, of a total capacity of 11,233.1 MW.

(5) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energia Renováveis S.A.were merged into the Chapada company Piaui I Holding S.A.

(6) The participation of SPEs V. Santa Joana I, III, IV, V, VII and Santo Augusto IV Energia Renováveis S.A.were merged into the Chapada company Piaui II Holding S.A.

(7) The shares of the SPEs WPP Caiçara I S.A., WPP Caiçara II S.A., WPP Junco I S.A. and WPP Junco II S.A. were merged into the company Vamcruz Participacoes S.A.

(8) The participation of SPEs were merged into the company Serra das Vacas Holding S.A.

(9) 44 units (out of 50) in operation to the 2T16, totaling 3,150.43 MW of a total power of 3,568 MW. Physical guarantee corresponds to GU in operation.

(10) The granting of HPP Three Brothers, owned by CESP and won in Nov/2011 was not renewed under the terms of Law No. 12,783/2013. In Auction No. 002/2014 - ANEEL, held on 03.28.2014, the FURNAS consortium (49.9%) and FIP CONSTANTINOPLE (50.1%) was crowned winner in the competition for granting of concession of UHE Three Brothers, upon the proposal of hiring of electricity generation service, at the lowest cost of generation Assets Management (GAG), including operating costs, maintenance, management, compensation and amortization of the hydroelectric plant, where appropriate, under what regime in art. 8 of Law No. 12,783 of 01.11.2013, a period of 30 years from the effective date of its Concession Agreement, which was signed on 09.10.2014.

(11) 2 units (out of 5) in operation to the 1T16, totaling 727.92 MW, for a total capacity of 1819.8 MW. Physical guarantee corresponds to GU in operation.

(12) In 25.2 MW commercial operation of a total of 79.2 MW, corresponding to Ibirapuitã park. The Aneel Order 3,373 of October 2, 2015, temporarily suspended the commercial operation of the other parks.

XI.1.1.2  Energy Sold

SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q16		2Q16
				R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	62.00	332,274	60.00	314,225.32
Amapari Energia S.A.	Eletronorte (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	5.70	26.40	8.60	39.80
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	6.30	28.92	7.70	35.32
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	6.30	28.64	8.20	37.34
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	63.19	532,234.59	65.09	584,458.95
			B	101.06	470,194.52	101.02	469,979.33
		Others	A	356.70	2,981,697.64	337.18	2,832,908.02
			B	171.75	799,077.83	136.29	634,084.75
Norte Energia S.A.	Chesf (15%) Eletronorte (19.98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	98.05	880,523.52
			B	-	-	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	2.76	15,078.18	2.76	15,078.18
			B	-	-	-	-
		Others	A	2.13	11,639.81	2.13	11,639.81
			B	-	-	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	2.98	16,314.09	2.98	16,314.09
			B	-	-	-	-
		Others	A	2.30	12,594.23	2.30	12,594.23
			B	-	-	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	2.82	15,448.95	2.82	15,448.95
			B	-	-	-	-
		Others	A	2.18	11,926.05	2.18	11,926.05
			B	-	-	-	-
Baraúnas I Energética S.A.	Chesf (49%)	Eletrobras System	A	3.16	23,396.00	3.16	23,396.00
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Mussambê Energética S.A.	Chesf (49%)	Eletrobras System	A	3.13	23,150.09	3.13	23,150.09
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Morro Branco I Energética S.A.	Chesf (49%)	Eletrobras System	A	3.24	23,992.40	3.24	23,992.40
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Banda de Couro Energética S.A.	Chesf (49%)	Eletrobras System	A	0.09	576.25	0.09	576.25
			B	-	-	-	-
		Others	A	0.70	4,784.18	0.70	4,784.18
			B	-	-	-	-
Baraúnas II Energética S.A.	Chesf (1.76%)	Eletrobras System	A	0.07	488.10	0.07	488.10
			B	-	-	-	-
		Others	A	0.59	4,052.38	0.59	4,052.38
			B	-	-	-	-
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (1.56%)	Eletrobras System	A	3.70	28,842.00	3.70	28,828.80
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.81	29,716.00	3.81	29,702.40
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.95	30,808.50	3.95	30,794.40
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.29	33,430.50	4.29	33,415.20
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.76	29,279.00	3.75	29,265.60
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.20	32,775.00	4.20	32,760.00
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.29	33,430.50	4.29	33,415.20
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.27	31,766.70	5.04	32,104.80
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.89	28,957.40	4.89	31,231.20
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.12	30,686.20	4.87	31,012.80
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.09	30,470.10	4.83	30,794.40
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.30	31,982.80	5.07	32,323.20
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.47	33,279.40	5.32	34,288.80
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
U.E.E. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	4.31	29,497.50	4.31	29,484.00
			B	0.53	2,202.62	0.25	912.62
U.E.E. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	2.97	20,327.06	2.97	20,317.75
			B	0.10	439.45	0.05	167.79
U.E.E. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.89	26,442.87	3.89	26,430.77
			B	0.32	1,335.70	0.15	560.78
U.E.E. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.65	24,911.19	3.65	24,899.78
			B	0.62	2,568.13	0.28	1,039.79
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.90	26,657.00	3.90	26,644.80
			B	-	-	-	-
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.16	21,631.50	3.15	21,621.60
			B	0.05	1,166.00	0.03	375.00
Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.77	25,764.20	3.52	24,024.00
			B	0.02	563.00	0.00	70.00
Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	3.72	25,392.20	3.36	22,932.00
			B	0.04	971.00	0.02	260.00
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	16.92	86,464.12	16.14	80,425.51
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	16.30	83,445.95	-	-
			B	0.50	2,185.00	-	-
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	117.77	549,238.70
			B	-	-	86.17	377,395.20
Serra do Facão Energia S.A.	Furnas (49.5%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	57.85	277,344.48	92.85	260,010.62
			B	27.30	124,827.00	32.96	150,696.00
Madeira Energia S.A.	Furnas (39%)	Eletrobras System	A	429.37	3,467,135.93	417.88	3,293,109.46
			B	279.70	1,365,312.40	333.32	1,530,957.77
		Others	A	-	-	-	-
			B	-	-	-	-
Tijoá Participações e Investimentos S.A.	Furnas (49.9%)	Eletrobras System	A
			B
		Others	A
			B
Teles Pires Participações S.A.	Furnas (24.5%) Eletrosul (24.72%)	Eletrobras System	A
			B
		Others	A
			B
Eólica Livramento S.A.	Eletrosul (59%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	2.13	16,219.23	2.70	20,504.28
			B	-	-	-	-
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	23.30	175,256.37	25.42	191,250.00
			B	-	-	-	-
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	13.00	93,511.50	14.21	102,235.89
			B	-	-	-	-
Hermenegildo I S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-	-	-
			B	2.32	15,513.50	2.32	15,506.40
		Others	A	6.32	42,389.00	6.31	42,369.60
			B	-	-	-	-
Hermenegildo II S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	1.00	2.00	3.00
			B	2.53	16,824.50	2.53	16,816.80
		Others	A	6.13	41,296.50	6.13	41,277.60
			B	-	-	-	-
Hermenegildo III S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-	-	-
			B	2.16	14,421.00	2.16	14,414.40
		Others	A	5.06	34,086.00	5.05	34,070.40
			B	-	-	-	-
Chuí IX S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-	-	-
			B	0.75	5,025.50	0.75	5,023.20
		Others	A	1.78	12,017.50	1.78	12,012.00
			B	-	1.00	2.00	3.00
A - Energy sales in the regulated enviroment - revenues from quotas..

B - Through contracts on the open market or bilateral agreements.

XI.1.1.3 Average Rate – R$/MWh

SPE	Eletrobras Companies (%)	1Q16	2Q16
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	186.57	191.85
Amapari Energia S.A.	Eletronorte (49%)	0.00	0.00
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	217.22	217.22
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	218.22	218.22
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	218.65	218.65
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	144.82	141.45
Norte Energia S.A	Chesf (15%) Eletronorte (19.98%) Eletrobras Holding (15%)	34.81	111.35
Pedra Branca S.A.	Chesf (49%)	182.80	182.80
São Pedro do Lago S.A.	Chesf (49%)	182.80	182.80
Sete Gameleiras S.A.	Chesf (49%)	182.80	182.80
Baraúnas I Energética S.A.	Chesf (49%)	135.09	135.09
Mussambê Energética S.A.	Chesf (49%)	135.09	135.09
Morro Branco I Energética S.A.	Chesf (49%)	135.09	135.09
Banda de Couro Energética S.A.	Chesf (49%)	147.92	147.92
Baraúnas II Energética S.A.	Chesf (1.76%)	145.72	145.72
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (1.56%)	128.28	128.28
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	128.28	128.28
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	128.28	128.28
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	128.28	128.28
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	128.28	128.28
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	128.28	128.28
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	128.28	128.28
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	134.31	157.11
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	134.31	156.67
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	134.31	156.89
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	134.31	156.85
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	134.31	156.88
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	134.31	155.25
WPP Caiçara I S.A.	Chesf (49%)	146.27	146.27
WPP Caiçara II S.A.	Chesf (49%)	146.17	146.17
WPP Junco I S.A.	Chesf (49%)	147.29	147.29
WPP Junco II S.A.	Chesf (49%)	146.55	146.55
Eólica Serra das Vacas I S.A.	Chesf (49%)	146.24	146.28
Eólica Serra das Vacas II S.A.	Chesf (49%)	151.57	148.91
Eólica Serra das Vacas III S.A.	Chesf (49%)	149.71	147.98
Eólica Serra das Vacas IV S.A.	Chesf (49%)	151.10	149.06
Enerpeixe S.A.	Furnas (40%)	0.00	0.00
Baguari Geração de Energia S.A.	Furnas (15%)	195.66	200.68
Retiro Baixo Energética S.A.	Furnas (49%)	195.28	0.00
Foz de Chapecó Energia S.A.	Furnas (40%)	224.49	220.09
Serra do Facão Energia S.A.	Furnas (49.5%)	211.74	215.90
Madeira Energia S.A.	Furnas (39%)	146.73	155.72
Tijoá Participações e Investimentos S.A.	Furnas (49.9%)
Teles Pires Participações S.A.	Furnas (24.5%) Eletrosul (24.72%)
Eólica Livramento S.A.	Eletrosul (59%)	131.61	131.61
Santa Vitória do Palmar S.A.	Eletrosul (49%)	132.93	132.93
Eólica –Chuí Holding S.A.	Eletrosul (49%)	138.97	138.97
Hermenegildo I S.A.	Eletrosul (99.99%)	149.16	149.16
Hermenegildo II S.A.	Eletrosul (99.99%)	148.98	148.98
Hermenegildo III S.A.	Eletrosul (99.99%)	148.75	148.75
Chuí IX S.A.	Eletrosul (99.99%)	148.75	148.75

XI.1.2 Transmission

XI.1.2.1 Operational Asset

XI.1.2.1.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Portioning Cuiabá	Eletronorte (49%)	193	230	Aug/05	Feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO/GO)	Eletronorte (37%) Chesf (12%)	695	500	May/08	Apr/36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Eletronorte (49.71%)	402	230	Sep/09	Mar/38
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov/11	Nov/39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	559	500	Mar/13	Oct/38
Norte Brasil Transmissora de Energia S.A.	Collector Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	Nov/14	Feb/39
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan/06	Feb/34
Interligação Elétrica do Madeira S.A.	TL Collector Porto Velho/ Araraquara II, CS	Chesf (24.5%) Furnas (24.5%)	2375	600	Aug/13	Feb/39
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov/15 Nov/15 Dec/15 Mar/16	Dec/41
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 26 201 8,5	500 230 500 230	Oct/14 Oct/14 May/15 May/15	Oct/41
Baguari Energia S.A.	HPU Baguari - SS Baguari	Furnas (15%)	0.8	230	Feb/10	Aug/41
Baguari Energia S.A.	SS Baguari - Mesquita – Governador Valadares	Furnas (15%)	2.5	230	Apr/10	Aug/41
Baguari Energia S.A.	SS Baguari – Mesquita	Furnas (15%)	69	230	Apr/10	Aug/41
Baguari Energia S.A.	SS Baguari - Gov. Valadares	Furnas (15%)	26	230	Apr/10	Aug/41
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar/10	Mar/35
Chapecoense Geração S.A.	SS Foz do Chapecó – Gurita	Furnas (40%)	72.6	230	Mar/11	Nov/36
Chapecoense Geração S.A.	SS Foz do Chapecó – SS Xanxerê	Furnas (40%)	77.6	230	Mar/11	Nov/36
Chapecoense Geração S.A.	HPU Foz do Chapecó – SS de Foz do Chapecó	Furnas (40%)	1	230	Mar/11	Nov/36
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	Apr/06	Nov/36
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	193	500	Dec/13	Jul/40
Goiás Transmissão S.A.	Trindade – Xavantes	Furnas (49%)	37	230	Dec/13	Jul/40
Goiás Transmissão S.A.	Trindade – Carajás	Furnas (49%)	29	230	Oct/13	Jul/40
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	248	500	Jun/14	Jul/40
MGE Transmissão S.A.	Viana 2 – Viana	Furnas (49%)	10	345	Jun/14	Jul/40
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	Oct/10	Aug/41
Serra do Facão Energia S.A.	HPU Serra do Facão – SS Celg de Catalão	Furnas (49.5%)	32	138	Oct/10	Nov/36
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	52.3	230	Apr/11	Apr/39
Transenergia Renovável S.A.	Quirinópolis - TPU Quirinópolis	Furnas (49%)	34.4	138	May/11	Jun/25
Transenergia Renovável S.A.	Quirinópolis - TPU Boavista	Furnas (49%)	16.7	138	May/11	Jun/25
Transenergia Renovável S.A.	Chapadão – Jataí	Furnas (49%)	131.5	230	Dec/12	Apr/39
Transenergia Renovável S.A.	Jataí – Mineiros	Furnas (49%)	61.4	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - TPU Jataí	Furnas (49%)	51.2	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - TPU Água Emendada	Furnas (49%)	32.6	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	Furnas (49%)	45.2	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPU Morro Vermelho	Furnas (49%)	31	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPU Alto Taquari	Furnas (49%)	30.2	138	Jun/13	Jun/25
Transenergia Renovável S.A.	Palmeiras – Edéia	Furnas (49%)	57	230	May/13	Apr/39
Transenergia Renovável S.A.	Edéia - TPU Tropical Bionenergia I	Furnas (49%)	48.7	138	May/13	Jun/25
Transirapé	Irapé – Araçuaí	Furnas (24.5%)	65	230	May/07	Mar/35
Transleste	Montes Claros – Irapé	Furnas (24.5%)	138	345	Dec/06	Feb/34
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb/07	Mar/35
Transenergia Goiás S.A.	Niquelândia - Barro Alto	Furnas (99%)	88	230	May/16	Nov/39
Energia Olímpica S.A.	Barra da Tijuca – SS Olímpica;	Furnas (49.9%)	10.8	138	May/15	n/a
Energia Olímpica S.A.	Gardênia – SS Olímpica	Furnas (49.9%)	2.9	138	May/15	n/a
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24.5%)	350	500	May/16	May/43
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May/16	Oct/43
Etau	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Eletrosul (27.42%)	188	230	Jul/05	Dec/32
Uirapuru	Ivaiporã (PR) – Londrina (PR)	Eletrosul (75%)	120	525	Jul/06	Mar/35
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (80%)	188	525	Feb/14	May/42
Transmissora Sul Brasileira de Energia – TSBE	Itá – Nova Santa Rita	Eletrosul (80%)	307	525	Aug/14	Jan/00
Transmissora Sul Brasileira de Energia – TSBE	Nova Santa Rita – Camaquã	Eletrosul (80%)	121	230	Dec/14	Jan/00
Transmissora Sul Brasileira de Energia – TSBE	Camaquã – Quinta	Eletrosul (80%)	167	230	Dec/14	Jan/00
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	151.5	230	Aug/14	Jan/42
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)	152	525	Dec/14	Aug/42
Transmissora Sul Litorânea de Energia - TSLE	Nova santa Rita – Povo Novo, CS	Eletrosul (51%)	268	525	Apr/15	Jan/00
Transmissora Sul Litorânea de Energia - TSLE	Marmeleiro – Santa Vitória do Palmar	Eletrosul (51%)	48	525	Dec/14	Jan/00
Marumbi Transmissora de Energia S.A.	Curitiba/Curitiba Leste (PR)	Eletrosul (20%)	29.04	525	Jun/15	May/42

XI.1.2.1.2 Substations

SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Portioning Cuiabá	Eletronorte (49%)	n/a	Aug/05	Feb/34
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49.71%)	300 100	Sep/09	Mar/38
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	150 1,800	Mar/13	Oct/38
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (37%) Chesf (12%)	n/a	May/08	Apr/36
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov/11	Nov/39
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC of 500 kV to +/- 600 kV; Inveter Station CC/CA de +/- 600 kV to 500 kV.	Chesf (24.5%) Furnas (24.5%)	3,150 2,950	May/14	Feb/39
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, de 500/230 kV; SS – Aquiraz, de 230/69 kV	Chesf (49%)	3,600 450	Oct/13	Jul/40
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1,500	Nov/15 Dec/15	Dec/41
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	900 900 600	Oct/14 Oct/14 May/15	Oct/41
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	225	Jun/14	May/42
Luziânia Niquelândia Transmissora S.A.	SS Niquelândia	Furnas (49%)	30	Aug/15	May/42
Energia Olímpica S.A.	SS Olímpica 138/13,8 kV	Furnas (49.9%)	120	May/15	n/a
Caldas Novas Transmissão S.A. (1)	Epansion of SS Corfumbá	Furnas (49%)	150	Jul/13	Jun/41
Baguari Energia S.A.	SS Baguari Plant	Furnas (15%)	155.6	Aug/06	Aug/41
Chapecoense Geração S.A.	SS Foz do Chapecó Plant	Furnas (40%)	978	Nov/01	Nov/36
Enerpeixe S.A.	SS Peixe Angical Plant	Furnas (40%)	525	Nov/01	Nov/36
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1,200	Nov/13	Jul/40
Madeira Energia S.A.	SS Santo Antônio Plant	Furnas (39%)	3,630	Aug/07	Jun/43
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug/14	Jul/40
Retiro Baixo Energética S.A.	SS Retiro Baixo Plant	Furnas (49%)	100	Aug/06	Aug/41
Serra do Facão Energia S.A.	SS Serra do Facão Plant	Furnas (49.5%)	236.4	Nov/01	Nov/36
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb/12	Jun/25
Transenergia Renovável S.A	Jataí	Furnas (49%)	450	Dec/12	Jun/25
Transenergia Renovável S.A	Mineiros	Furnas (49%)	0	Dec/12	Jun/25
Transenergia Renovável S.A	Morro Vermelho	Furnas (49%)	0	Dec/12	Jun/25
Transenergia Renovável S.A	Quirinópolis	Furnas (49%)	225	Apr/11	Jun/25
Transenergia Renovável S.A	Itatiba	Furnas (49%)	800	Aug/12	Nov/39
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC from 500 kV to +/- 600 kV	Furnas (24.5%)	3,150	May/14	Feb/39
Interligação Elétrica do Madeira S.A.	Inverter Station CC/CA from +/- 600 kV to 500 kV	Furnas (24.5%)	2,950	May/14	Feb/39
Etau (2)	Lagoa Vermelha 2 230/138KV Barra Grande 230/138 KV	Eletrosul (27.42%)	150 -	Jul/05	Dec/32
Transmissora Sul Brasileira de Energia – TSBE	Expansion of SS 525 KV Salto Santiago; Expansion of SS 525 kV Itá Expansion of SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Expansion of SS 230 kV Quinta	Eletrosul (80%)	- - - 166 -	Feb/14 Aug/14 Aug/14 Dec/14 Dec/14	May/42
Costa Oeste (3)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul/14	Jan/42
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV – Synchrono Compensator ±200 Mvar; Expansion of SS Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	Dec/14 Dec/14 Dec/14 Apr/15	Aug/42
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun/15	May/42

(1) This project involves the expansion of SS Corumbá.

(2) Entrance lines and stations associated with TL Campos Novos - Santa Marta located at substations

(3) Commercial operation by sharing with Copel (TL Caiuá).

XI.2 Financing and Loans – R$ million

SPE	Eletrobras Companies (%)	BNDES (a)							Others Creditors (b)							Total (a+b)
		2017	2018	2019	2020	2021	2022	After 2022	2017	2018	2019	2020	2021	2022	After 2022
Belo Monte Transmissora de Energia S.A	Eletronorte (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Furnas (24.5%)
Energética Águas da Pedra S.A.	Eletronorte (24.5%)	34.00	33.70	33.40	33.40	33.40	33.40	135.70	-	-	-	-	-	-	-	337.00
	Chesf (24.5%)
Norte Brasil Transmissora de Energia S.A.	Eletronorte (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	31.55	31.55	31.55	31.55	31.55	31.55	126.40	33.90	33.90	33.90	33.90	33.90	33.90	272.44	791.54
	Chesf (19.5%)
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%)	24,233.00	22,185.00	-	-	-	-	-	-	-	-	-	-	-	-	46,418.00
	Furnas (24.5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24.5%)	24,396.00	22,334.00	-	-	-	-	-	-	-	-	-	-	-	-	46,730.00
	Furnas (24.5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%)	25,539.00	23,381.00	-	-	-	-	-	-	-	-	-	-	-	-	48,920.00
	Furnas (24.5%)
Norte Energia S.A.	Eletronorte (19.98%)	193.88	436.20	540.58	612.56	612.56	612.56	11,544.66	85.33	266.75	361.67	418.21	418.21	418.21	7,980.79	24,502.16
	Chesf (15%)
	Eletrobras Holding (15%)
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-	-	10.43	21.42	22.53	23.71	18.25	13.50	21.35	131.19
Integração Transmissora de Energia S.A	Chesf (12%)	30.92	30.92	30.92	26.25	-	-	-	-	-	-	-	-	-	-	119.01
Interligação Elétrica do Madeira S.A.	Chesf (24.5%)	123.00	123.00	123.00	123.00	123.00	123.00	702.70	20.00	40.30	58.30	71.80	76.30	80.80	379.70	2,167.90
	Furnas (24.5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	17.04	32.34	32.34	32.34	32.34	32.34	117.83	-	-	-	-	-	-	-	296.56
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-	-	3.00	4.00	4.00	5.00	6.00	7.00	136.00	165.00
ESBR Participações S.A.	Chesf (20%)	308.92	308.92	314.68	314.68	314.68	314.68	3,790.98	313.66	313.66	313.66	313.66	313.66	313.66	3,837.18	11,386.70
	Eletrosul (20%)
São Pedro do Lago S.A.	Chesf (49%)	5.05	5.05	5.05	5.05	5.05	5.05	34.51	-	-	-	-	-	-	-	64.81
Pedra Branca S.A.	Chesf (49%)	4.90	4.90	4.90	4.90	4.90	4.90	33.47	-	-	-	-	-	-	-	62.87
Sete Gameleiras S.A.	Chesf (49%)	4.91	4.91	4.91	4.91	4.91	4.91	33.59	-	-	-	-	-	-	-	63.05
Baraúnas I Energética S.A.	Chesf (49%)	4.48	4.48	4.48	4.48	4.48	4.48	41.38	-	-	-	-	-	-	-	68.26
Morro Branco I Energética S.A.	Chesf (49%)	4.95	4.95	4.95	4.95	4.95	4.95	50.70	-	-	-	-	-	-	-	80.40
Mussambê Energética S.A.	Chesf (49%)	4.33	4.33	4.33	4.33	4.33	4.33	40.04	-	-	-	-	-	-	-	66.02
Chapada do Piauí I Holding (1)	Chesf (49%)	21.60	39.49	40.38	41.55	42.15	42.76	367.22	2.10	-	-	-	-	-	79.85	677.10
Chapada do Piauí II Holding (2)	Chesf (49%)	34.17	32.95	33.43	33.91	34.40	34.89	311.55	-	-	-	-	-	-	-	515.29
Eólica Serra das Vacas I S.A.	Chesf (49%)	8.46	8.63	8.81	9.00	9.21	9.43	106.23	-	-	-	-	-	-	-	159.77
Eólica Serra das Vacas II S.A.	Chesf (49%)	7.51	7.67	7.83	8.00	8.18	8.38	94.37	-	-	-	-	-	-	-	141.93
Eólica Serra das Vacas III S.A.	Chesf (49%)	7.51	7.67	7.83	8.00	8.18	8.38	94.37	-	-	-	-	-	-	-	141.93
Eólica Serra das Vacas IV S.A.	Chesf (49%)	7.51	7.67	7.83	8.00	8.18	8.38	94.37	-	-	-	-	-	-	-	141.93
Vamcruz I	Chesf (49%)	-	-	-	-	-	-	-	16.84	16.95	16.95	16.95	16.95	16.95	162.46	264.07
Foz do Chapecó	Furnas (40%)	847.59	847.59	847.59	847.59	579.55	-	-	435.38	435.38	435.38	435.38	297.69	-	-	6,009.12
Enerpeixe	Furnas (40%)	-	-	-	-	-	-		-	-	-	-	-	-	-	-
Santo Antônio	Furnas (39%)	488.26	579.93	587.03	587.03	7,654.91	-	-	73.79	44.09	138.57	217.69	3,907.68	-	-	14,278.98
Teles Pires	Furnas (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Eletrosul (24.72%)
Centro Oeste de Minas	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Serra do Facão	Furnas (49.5%)	364.63	326.38	287.94	249.63	211.81	-	-	-	-	-	-	-	-	-	1,440.37
Retiro Baixo	Furnas (49%)	135.20	118.80	105.70	92.50	79.40	66.20	65.10	-	-	-	-	-	-	-	662.90
Goiás Transmissão	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
MGE Transmissão	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transenergia São Paulo	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transenergia Renovável	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mata de Santa Genebra S.A.	Furnas (49.9%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Companhia Transirapé de Transmissão S.A.	Furnas (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Companhia Transleste de Transmissão S.A.	Furnas (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
São Manoel	Furnas (33.33%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Paranaíba Transmissora de Energia S.A.	Furnas (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Caldas Novas Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Luziânia Transmissora de Energia S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Itaguaçu da Bahia	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Ventos de Santa Luiza	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Ventos de Santa Madalena	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Ventos de Santa Marcella	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Ventos de Santa Vera	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Ventos de São Cirilo	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Ventos de São Bento	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Ventos de São João	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Ventos de Santo Antônio	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Geradora Eólica Ventos de São Rafael	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	-	-	-	-	-	-	-	6.24	6.24	1.56	-	-	-	-	14.04
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	34.73	34.73	34.73	34.73	34.73	34.73	243.12	-	-	-	-	-	-	-	451.50
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	20.19	20.19	20.19	20.19	20.19	20.19	101.54	0.52	0.31	1.86	4.38	6.19	7.74	81.90	325.58
Santa Vitória do Palmar Holding S.A.	Eletrosul (49%)	15.29	16.51	18.18	19.64	21.35	22.98	302.34	7.65	8.39	10.29	9.91	12.93	17.11	250.73	733.27
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	7.91	7.32	6.88	6.59	6.59	6.59	6.06	-	-	-	-	-	-	-	47.94
Livramento Holding S.A.	Eletrosul (59%)	3.29	3.29	3.29	3.29	3.29	3.29	24.70	-	-	-	-	-	-	-	44.45
Chuí Holding S.A.	Eletrosul (49%)	23.32	23.32	23.32	23.32	23.32	23.32	209.89	-	-	-	-	-	-	-	349.82
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	5.25	4.75	4.37	4.04	4.04	4.04	2.21	-	-	-	-	-	-	-	28.69
Fronteira Oeste Transmissora de Energia	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chuí IX	Eletrosul (99.99%)	2.07	2.07	2.07	2.07	2.07	2.07	19.67	0.89	0.89	0.89	0.89	0.89	0.89	8.43	45.85
Hermenegildo I	Eletrosul (99.99%)	7.19	7.19	7.19	7.19	7.19	7.19	68.29	3.08	3.08	3.08	3.08	3.08	3.08	29.27	159.16
Hermenegildo II	Eletrosul (99.99%)	7.19	7.19	7.19	7.19	7.19	7.19	68.30	3.08	3.08	3.08	3.08	3.08	3.08	29.27	159.20
Hermenegildo III	Eletrosul (99.99%)	6.13	6.13	6.13	6.13	6.13	6.13	58.19	2.63	2.63	2.63	2.63	2.63	2.63	24.94	135.63
Empresa de Transmissão do Alto Uruguai S.A.	Eletrosul (51%)	7.57	0.63	-	-	-	-	-	-	0.15	10.12	0.16	0.01	-	-	18.64
Paraíso Transmissora de Energia S.A.	Eletrosul (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

(1) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.

(2) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.